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03050640

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME JG Summit Holdings Inc.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3572 FISCAL YEAR 12-31-02

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: dlw

DATE : 5/21/03

MR. ROJAS

82-3572

200

SEC NUMBER 184044
FILE NUMBER ______

AR/S
12-31-02

JG SUMMIT HOLDINGS, INC.
AND SUBSIDIARIES

(Company's Full Name)

43rd floor Robinsons - Equitable Tower
ADB Avenue corner Poveda Road
Ortigas Center, Pasig City

633-7631

(Telephone Number)

December 31, 2002

(Calendar Year Ending)

SEC 17 – A

Form Type



SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-A

ANNUAL REPORT PURSUANT TO SECTION 17 OF THE SECURITIES REGULATION CODE AND SECTION 141 OF THE CORPORATION CODE OF THE PHILIPPINES

1. For the fiscal year ended **December 31, 2002**

2. SEC Identification Number **184044** 3. BIR Tax Identification No. **000-775-860**

4. Exact name of registrant as specified in its charter **JG Summit Holdings, Inc.**

5. Pasig City, Philippines
   Province, Country or other jurisdiction of incorporation or organization

6. (SEC Use Only)
   Industry Classification Code:

7. **43rd Floor, Robinsons-Equitable Tower ADB Ave. corner Poveda Road, Pasig City 1600**
   Address of principal office / Postal Code

8. **(632) 633-7631**
   Registrant's telephone number, including area code

9. **Not Applicable**
   Former name, former address, and former fiscal year, if changed since last report.

10. Securities registered pursuant to Sections 8 and 12 of the RSC, or Sec. 4 and 8 of the RSA

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding
Common Stock	**6,797,191,657**
Long-term commercial Paper	**P1,500,000,000**

11. Are any or all of these securities listed on a Stock Exchange.

    Yes [/] No [ ]
    If yes, state the name of such stock exchange and the classes of securities listed herein:

    Philippine Stock Exchange
    Common Stock

12. Check whether the registrant:

(a) has filed all reports required to be filed by Section 17 of the SRC and SRC Rule 17 thereunder or Section 11 of the RSA and RSA Rule 11(a)-1 thereunder and Sections 26 and 141 of The Corporation Code of the Philippines during the preceding 12 months (or for such shorter period that the registrant was required to file such reports);

Yes [/] No [ ]

(b) has been subject to such filing requirements for the past 90 days.

Yes [/] No [ ]

13. State the aggregate market value of the voting stock held by non-affiliates of the registrant. The aggregate market value shall be computed by reference to the price at which the stock was sold, or the average bid and asked prices of such stock, as of a specified date within 60 days prior to the date of filing. If a determination as to whether a particular person or entity is an affiliate cannot be made without involving unreasonable effort and expense, the aggregate market value of the common stock held by non-affiliates may be calculated on the basis of assumptions reasonable under the circumstances, provided the assumptions are set forth in this Form. (See definition of "affiliate" in "Annex B").

The aggregate market value of stocks held by non-affiliates is P5,008,038,777.

TABLE OF CONTENTS

PART I - BUSINESS AND GENERAL INFORMATION

Item 1. Description of Business

(A) Business Development

JG Summit Holdings, Inc. (the Company), which is controlled by the Gokongwei Family, was incorporated in November 1990 as the holding company for a group of companies with substantial business interests in branded consumer foods, agro-industrial and commodity food products, real property development, hotel management, textiles, banking and financial services, telecommunications, petrochemicals, air transportation and power generation. In addition, the Company has business interests in other sectors, including printing, packaging and printed circuit board manufacturing.

The Company conducts business throughout the Philippines, but primarily in and around Metro Manila (where it is based) and in the regions of Visayas and Mindanao.

In 2000, the Company acquired, through its subsidiary Universal Robina Corporation, majority stake in food manufacturing and distribution companies operating in the People's Republic of China and ASEAN region. Subsequently, the Company expanded its business presence in Indonesia.

In September 2001, the Company increased its investment in Cebu Air, Inc. to 100% by acquiring its 51% outstanding capital stock. Accordingly, the financial statements of Cebu Air, Inc. are included in the consolidated financial statements as of December 31, 2002 and 2001.

On September 18, 2001, the Company established Digitel Mobile Philippines Inc. (DMPI), a wholly owned subsidiary, which will provide wire and wireless public and private telecommunication services. As of December 31, 2002, DMPI has not yet started commercial operations.

The Company has not been into any bankruptcy, receivership or similar proceedings for the past three years.

The Gokongwei Family beneficially owns approximately 39.0% of the outstanding share capital of the Company. In addition, certain members of the Gokongwei Family are trustees of the Gokongwei Brothers Foundation, which holds interest in approximately 16.6% of the existing outstanding share capital of the Company.

(B) Business of Issuer

The industry segments where the Company and its subsidiaries and affiliates operate are summarized below:



Premiere Printing Company, Inc. (100%)
Terai Industrial Corporation (100%)
Unicon Insurance Brokers Corp. (100%)
Hello Snacks Food Corp. (100%)
Cambridge Electronics Corp. (100%)
Digital Telecommunications Philippines, Inc. and subsidiary (49.91%)
JG Summit Petrochemicals Corp. (80%)
Cebu Air, Inc. (100%)
Telecommunications
Petrochemicals
Air Transportation
Supplementary Businesses
JG Summit Holdings, Inc.
Power Generation
Property Development and Hotel Management
Branded Consumer Foods, Agro-Industrial & Commodity Food Products
Finance
Textiles
First Private Power Corporation (20%)
Robinsons Land Corporation and Subsidiaries (92.03%)
Universal Robina Corporation and Subsidiaries (88.64%)
JG Summit (Cayman), Ltd. (100%)
JG Summit Philippines Ltd. and a subsidiary (100%)
JG Summit Limited (100%)
Litton Mills, Inc. (100%)
Westpoint Mills Industrial Corporation (100%)
JG Summit Capital Services Corporation and Subsidiaries (100%)
Express Holdings, Inc. and Subsidiaries (100%)

The following table shows the breakdown of the Company's consolidated revenues and net profits by business areas (in millions except % amounts):

	REVENUES						NET PROFITS					
	2000		2001		2002		2000		2001		2002	
	Peso	%	Peso	%	Peso	%	Peso	%	Peso	%	Peso	%
Food, Agro-Industrial and Commodity Food Products	15,706	46	18,883	43	21,152	44	699	23	882	38	1,112	47
Telecommunications	4,823	14	6,517	15	5,603	12	3	0	35	2	15	1
Investment & Other Income	4,336	13	4,592	10	5,319	11	2,069	69	1,392	60	1,508	64
Petrochemicals	3,922	11	3,963	9	4,349	9	(500)	(17)	(879)	(38)	(707)	(29)
Air Transportation	-	-	3,762	8	5,158	11	21	1	50	2	4	0
Property Development and Hotel Management	3,020	9	3,407	8	3,853	8	591	20	703	30	552	23
Textiles	1,800	5	2,065	5	2,175	4	95	3	147	6	(84)	(4)
Other Supplementary Businesses	833	2	997	2	688	1	3	0	(20)	(0)	(42)	(2)
Total	34,440	100	44,185	100	48,297	100	2,982	100	2,310	100	2,358	100

Information as to domestic and foreign revenues, including foreign currency denominated revenues and dollar linked revenues, and their contributions to total revenues follow (in millions except % amounts):

	2000		2001		2002	
	Amount	%	Amount	%	Amount	%
Domestic	25,956	75	28,696	65	30,873	64
Foreign	8,484	25	15,489	35	17,424	36
	34,440	100	44,185	100	48,297	100

a) BRANDED CONSUMER FOODS, AGRO-INDUSTRIAL AND COMMODITY FOOD PRODUCTS

Business Development

The Company operates its food business through Universal Robina Corporation (URC), which is one of the largest branded food product companies in the Philippines and have a growing presence in other Asian markets. URC was founded in 1954 when Mr. John Gokongwei, Jr. established Universal Corn Products, a cornstarch manufacturing plant in Pasig. URC is currently involved in a wide range of food businesses, including the manufacture and distribution of branded consumer foods, production of hogs and day-old chicks, manufacture of animal and fish feeds, glucose, vegetable oils and veterinary compounds, flour milling and sugar milling and refining. URC is the market leader in snack foods, candies, chocolates, biscuits, day-old chicks, and fish feeds.

Principal Products or Services

URC operates its food business through operating divisions and wholly or majority-owned subsidiaries that are organized into three core business segments: branded consumer foods, agro-industrial products and commodity food products.

Branded consumer foods (BCF), including URC's packaging division, is the largest segment contributing about 75.1% of revenues for the fiscal year ended September 30, 2002. Established in the 1960s, URC's BCF division manufactures and distributes a diverse mix of snacks, chocolates, candies, biscuits, beverages, noodles and pasta and tomato-based-products. The manufacturing, distribution, sales and marketing activities are carried out through URC's BCF division, although URC conduct some of its branded consumer foods operations through its wholly-owned or majority-owned subsidiaries and joint venture companies (e.g. Hunt-URC, Nissin-URC and Joyco-URC). URC established Packaging division to engage in the manufacture of polypropylene films for packaging companies. The bi-axially oriented polypropylene plant (BOPP), located in Batangas, began commercial operations in June 1998. URC also formed Food Service and Industrial Division that supply BCF products in bulk to certain institutions like hotels, restaurants and schools.

In 2000, URC expanded its BCF business presence in Asian regional markets via investment in foreign subsidiaries in China: Tianjin Pacific Foods Co. Ltd., Shanghai Peggy Foods Co. Ltd., Xiamen-Tongan Pacific Co. Ltd., Panyu Peggy Foods Co. Ltd. and URC Hongkong Co. Ltd. (formerly Hongkong Peggy Snack Foods Co. Ltd.); in Malaysia: URC Snack Foods (Malaysia) Sdn. Bhd. (formerly Pacific World Sdn. Bhd.) and Ricellent Sdn. Bhd.; in Thailand: URC (Thailand) Co. Ltd. (formerly Thai Peggy Foods Co. Ltd); in Singapore: URC Foods (Singapore) Pte. Ltd. (formerly Pan Pacific Snacks Pte. Ltd.) and in 2002, in Indonesia: PT URC Indonesia.

URC has a strong brand portfolio created and supported through continuous product innovation, extensive marketing and experience management. Its brand is considered a household name in the Philippines and a growing numbers of consumers across Asia are purchasing URC's branded consumer food products.

URC's agro-industrial products segment operates three divisions which engage in hog and poultry farming (Robina Farms or "RF"), the manufacture and distribution of animal feeds, glucose and vegetable oils (Universal Corn Products of "UCP"), and the production and distribution of animal health products (Robichem). This segment contributed approximately 14.3% of the net sales in fiscal 2002.

URC's commodity food product segment engages in sugar milling and refining through its subsidiaries Universal Robina Sugar Milling Corporation (URSUMCO), its division, Cagayan Robina Sugar Milling Corporation and Southern Negros Development Corporation, and the flour milling through Continental Milling Company (CMC). In fiscal 2002, the segment contributed approximately 10.6% of aggregate net sales.

The percentage contribution to URC's revenues for the three years ended September 30, 2000, 2001 and 2002 by each of URC's principal product categories is as follows:

	For the fiscal years ended September 30		
	2000	2001	2002
Branded Consumer Foods	79.8%	75.6%	75.1%
Agro-Industrial Products	12.4%	14.9%	14.3%
Commodity Food Products	7.8%	9.5%	10.6%
	100.0%	100.0%	100.0%

Distribution, Sales and Marketing

URC has developed an effective nationwide distribution chain and sales network that it believes provides its competitive advantage. URC sells its branded food products primarily to supermarkets, as well as directly to top wholesales, large convenience stores and subdistributors. URC also developed the Grandslam Program, an innovative distribution scheme for downscale accounts, which enabled URC Philippines to solidify its presence in sari-sari stores and groceries, effectively locking out competitors in the consumer foods segment in the Philippines . URC's branded consumer food products are distributed to approximately 33,000 outlets in the Philippines through its direct sales force, large-scale sub-distributors and independent business managers.

The branded consumer food products are generally sold by URC either direct from delivery vans to small retail outlets or by traveling salesman to wholesalers or supermarkets, with delivery subsequently being undertaken by third party road carriers. Direct delivery sales are normally made on cash basis, while 15 to 30-day credit terms are extended to wholesalers and supermarkets.

URC believes that its emphasis on marketing, product innovation and quality, and strong brand equity has played a key role in its success in achieving leading market shares in the different categories where it competes. URC has dedicated substantial resources to advertising and promotion campaigns and market research. URC allocates between 6% to 8% of branded consumer foods sales for its advertising and promotion expenditures. URC also conducts extensive research and development for existing and new products. In 1996, it completed a central research and development facility, manned by industry-renowned experts performing research on new product development, line extensions on existing products and improved production process and quality control.

Competition

URC faces competition in all segments of its businesses both in the Philippine market and in international markets where it operates. The Philippine food industry in general is highly competitive. Although the degree of competition and principal competitive factors vary among the different food industry segments in which it participates, in general, URC believes that the principal competitive factors include price, product quality, brand awareness and loyalty, distribution network, foreign competition, proximity of distribution outlets to customers, product variations and new product introductions.

URC's competitors in the Philippines consist primarily of other major domestic corporations and, in certain cases, major international corporations. Competition in the Philippines is expected to increase due to the emergence of additional strong domestic food companies, and the potential entry of major foreign food companies. URC also faces competition in each of the other countries in which it operates from both domestic and international companies. In general, its competitive position in the other Asian markets is not as strong as its competitive position in the Philippines.

Competition in the Philippine food and beverage industry is expected to increase in the future with increased liberalization of trade by the Philippine government and the predicted accompanying growth in imports due to the World Trade Organization, or the WTO, and AFTA. Under the WTO, tariff rates on food and agricultural items are being decreased and import quotas are being eliminated among member countries, including the Philippines. AFTA is a free trade area formed by 10 southeast regional Asian countries, including the Philippines. Under AFTA, tariffs on manufactured goods, including processed agricultural products, are being minimized or eliminated over a 15-year period starting January 1, 1993, and non-tariff barriers will be subsequently phased out.

Raw Materials/Suppliers

A wide variety of raw materials are required in the manufacture of URC's food products most of which are purchased domestically and others URC imports. URC imports all its wheat supplies and substantially all of its palm oil and flavor and large portion of its milk. For its international operations, URC primarily imports potatoes and flavors. URC also obtains a major portion of its raw materials from its agro-industrial and commodity food products divisions, such as glucose, flour and sugar. Flexible packaging materials are purchased both locally and from abroad (Korea and Japan), while Tetra-pak packaging is purchased from Singapore. URC has a policy of maintaining a number of raw and packaging material suppliers to ensure a steady supply of quality materials at competitive prices. However, the prices paid for raw materials also generally reflect external factors such as weather conditions, commodity market fluctuation, currency fluctuations and the effects of government agricultural programs.

URC is continuously realigning its resources to improve its operational efficiencies. This strategy includes manufacturing its products in the countries where the raw materials are available at the least costs.

The livestock feeds used at URC's farms are supplied primarily by UCP. Ample water supply is available in each of the farms. Robina Farms imposes a strict biosecurity system and maintains a high and hygiene standard. RF allocates a significant budget in the procurement of vaccines and the adoption of new technologies for effective disease control of its livestock and poultry population. A substantial portion of its mineral, antibiotics, vaccination and other medication requirement, as well as distilled water and dilutants, is supplied by Robichem.

UCP produces nutritionally balanced and cost-effective animal and fish feeds that utilize corn, soybean meal and fish meal as principal raw materials. Feed grains, such as wheat and barley, are also used as supplement depending on price, quality and availability. Corn is generally sourced from local corn traders as well as from China and the United States. Majority of the soybean meal is manufactured from UCP's own oil extraction mill and could also be purchased from India, the United States, and Brazil. Internally manufactured soybean meal is extracted from soya seeds that are generally purchased from the United States. URC has a policy of maintaining approximately 2 to 4 months inventory.

Sugar cane is generally supplied by private sugar cane planters and Company-leased plantations. The additives required for the sugar milling process, such as lime, are either purchased locally or imported. Wheat, the principal raw materials for flour milling and pasta business, is generally purchased through forward contracts with suppliers in the United States and Canada.

Customers

URC has a broad market base. The loss of any one customer would not have a materially adverse effect upon the Company.

Related Party Transactions

URC, in its regular conduct of business, has engaged in transactions with the Company and the latter's affiliates. These transactions primarily consist of sales, purchases and interest-bearing (at current rates) advances to and from these companies. Other related party transactions include a) purchases of polypropylene resin for bi-axially oriented polypropylene film, b) power supply at market rates and c) leases of certain properties.

The Company also provides URC Group certain services including corporate finance, corporate planning, procurement, human resources, legal and corporate communications.

Patents, Trademarks, Licenses, Franchises, Concessions or Labor Contract

URC has trademarks registered with the Bureau of Patents, Trademarks and Technology Transfer. Unless terminated earlier or renewed, patent registration of materials is protected for a period of twenty years, while trademarks and brand name registration have a protected period of ten years. URC also has various licenses issued by the government to allow for the operation of its food business.

Regulatory Overview

As manufacturer of consumer food and commodity food (flour) products, URC is required to guarantee that the products are pure and safe for human consumption, and that URC conforms to standards and quality measures prescribed by the Bureau of Food and Drug .

URC's sugar business is highly regulated by the Sugar Regulatory Administration.

All of URC's feeds products have been registered with and approved by the Bureau of Animal Industry, an agency of the Department of Agriculture which prescribes standards, conducting quality control testing of feeds samples, and providing technical assistance to farmers and feed millers.

Some of URC's projects, such as the sugar mill and refinery and poultry and hog farm operations, certain snacks products and BOPP packaging, are registered with the Board of Investments, which allows URC certain fiscal incentives.

URC operates its businesses in a highly regulated environment. These businesses depend upon licenses issued by government authorities or agencies for their operations. The suspension or revocation of such licenses could materially and adversely affect the operation of these businesses.

Research and Development
URC also develops new products and variant of existing product lines, researches new processes and tests new equipment on a regular basis in order to maintain and improve the quality of its foods products. In the Philippine operations alone, about P15 million was spent for research and development activities for fiscal year 2002 and approximately P11 million and P8 million for fiscal years 2001 and 2000, respectively. The amounts spent for research and development are relatively not material in relation to consolidated revenues.

Costs and Effects of Compliance with Environmental Laws
The operations of URC are subject to various laws enacted for the protection of the environment, including the Pollution Control Law (R.A. No. 3931 as amended by P.D. 984), the Solid Waste Management Act (R.A. No. 9003), the Clean Air Act (R.A. No. 8749), the Environmental Impact Statement System (P.D. 1586) and the Laguna Lake Development Authority (LLDA) Act of 1966 (R.A. No. 4850). URC believes that it has complied with all applicable environmental laws and regulations, an example of which is the installation of wastewater treatments in its various facilities. Compliance with such laws has not had, and in URC's opinion, is not expected to have, a material effect upon the URC's capital expenditures, earnings or competitive position. As of September 30, 2002, URC has invested about P204.1 million in wastewater treatment in its facilities in the Philippines.

b) PROPERTY DEVELOPMENT AND HOTEL MANAGEMENT

Business Development
The Company, through Robinson's Land Corporation (RLC), which is one of the Philippines' leading real estate companies, is involved in the development and operation of shopping malls, mixed-use properties, office buildings, residential condominiums, as well as land and residential housing developments, including socialized housing projects and hotels.

RLC was incorporated on June 4, 1980 and its shares were offered to the public in an initial public offering and were subsequently listed in the Manila Stock Exchange and the Makati Stock Exchange (predecessors of the Philippine Stock Exchange) on October 16, 1989.

In May 1999, the Company, through a subsidiary, acquired a 23% stake in a Singapore blue chip listed company, United Industrial Corp., Ltd. which is one of the largest property developers in Singapore owning various office buildings that are located in prime locations. Other than the Company, the only significant stockholder in UIC is the United Overseas Bank group of Singapore. Since 1999, the ownership stake of the Company in UIC has been increased to 25.12%.

Principal Products or Services
RLC has four business divisions: a) Commercial Centers, b) High-Rise Buildings, c) Housing and Land Development, and d) Hotels.

RLC's Commercial Center Division owns and operates one of the Philippine largest and most successful chains of shopping malls. It is now operating eleven (11) shopping malls located in Metro Manila and other major cities with Gross Floor Area of approximately

87.3 hectares. Anchor of tenants of the shopping malls are generally composed of affiliates in the retail trade business, namely Robinsons Department Store, Robinsons Supermarket, Handyman and Big R Supercenter. The shopping malls carry a wide range of shops, specialty boutiques, dining facilities and other service establishments. RLC's malls enjoy high occupancy rates and the average lease term for commercial space in the malls typically ranges from two to five years.

RLC's High-Rise Buildings Division is responsible for residential condominium and office building developments, as well as housing projects that are targeted for the higher income market. The division derives its income from the sale of residential units and the sale and/or lease of office spaces. RLC has completed three (3) office building projects namely, Galleria Corporate Center, Robinsons-Equitable Tower, and Robinsons Summit Center. It has likewise completed the first tower of a twin-tower residential condominium project, namely Robinsons Place Residences.

RLC's Housing and Land Development Division operates through two wholly-owned housing subsidiaries, Robinsons Homes Inc. and Trion Homes Development Corporation. The Housing and Land Development Division primarily engages in the acquisition of raw land, the development of such land into residential subdivisions, the sale of subdivision lots, the development and sale of housing units constructed on the subdivision lots, and the provision of in-house customer financing to its buyers in addition to existing bank and government funding institutions.

Under the Hotels Division, RLC operates four (4) properties in Metro Manila and Cebu City: two first-class hotels, a deluxe hotel, and a service apartment complex, the Robinsons Apartelle. The latter is owned by Robinson's Inn, Inc., a wholly-owned subsidiary of RLC. As of September 2002, RLC's Hotel Division has an average occupancy rate of 55%.

The percentage contribution to RLC's revenues for the three years ended September 30, 2000, 2001 and 2002 by each of business segement is as follows:

	For the fiscal years ended September 30		
	2000	2001	2002
Commercial Centers	42.5%	43.9%	52.5%
High-Rise Buildings	18.2%	25.1%	25.9%
Housing and Land Development	14.6%	8.9%	3.5%
Hotels	24.7%	22.1%	18.1%
	100.0%	100.0%	100.0%

Publicly-Announced New Product or Service

In the Commercial Center Division, RLC is currently developing three (3) more commercial centers located in Sta. Rosa (Laguna), Cagayan de Oro City (Misamis Oriental) and Dasmarinas (Cavite). Plans are being developed to construct shopping malls/commercial centers in Lipa City (Batangas), Cainta (Rizal), Robinsons Pioneer (Mandaluyong) and Angeles (Pampanga), as well as four (4) other locations in different growth areas in the country.

The High-Rise Buildings Division also has three (3) ongoing residential projects, namely Robinsons Place Residences (Tower II), Galleria Regency and Bloomfields. Scheduled for immediate launching are two (2) additional residential condominium projects, namely Gateway Residences and Adriatico Residences.

Competition
The number of reliable players in the Philippine property market has been reduced to a handful, given the protracted Philippine economic crisis. These other players compete in RLC's various businesses to attract investors for its residential condominiums, retail and office space, customers for the retail outlets, and restaurants and other service establishments for its commercial centers and hotels. RLC has banked on its track record of successful projects to attract potential buyers and/or lessees. RLC has an established track record in the development of commercial centers, high-rise office and residential buildings, horizontal housing developments and mass housing communities in key growth locations throughout the country.

Customers
RLC has a broad market base. The loss of any one customer would not have a materially adverse effect upon the Company.

Related Party Transactions
RLC leases significant portions of its commercial centers and office buildings to various subsidiaries and affiliates. Anchor tenants of the shopping malls are generally composed of affiliates in the retail trade business, namely Robinsons Department Store, Robinsons Supermarket, Handyman and Big R Supercenter. Other affiliates include Top Shop, Robinsons Savings Bank and Cebu Pacific. Digitel also provides RLC with telecommunications services from time to time. RLC's lease contracts and/or supply services with these affiliate companies are under commercial terms at least as favorable as the terms available to non-affiliated parties.

In the regular course of business, RLC obtains advances from and makes advances to, certain subsidiaries and affiliates.

Regulatory Overview
The real estate industry in the Philippines is subject to significant government regulation over, among other things, land acquisition and title issuance, development planning and design, construction, and mortgage financing, refinancing and pre-selling. The government mandates all property developers to devote 20% of project cost or gross area for each subdivision project to socialized housing. The houses can be constructed on-site or off-site of the project. Alternatively, the developer may opt to buy socialized housing bonds issued by the HGC, HDMF or NHA. RLC has benefited from providing low-income housing or projects of such types which are financially assisted by the government. These policies and programs may be modified or discontinued in the future. The government may also adopt regulations which may have the effect of increasing the cost of doing business for real estate developers. Under current law, income derived by domestic corporations from the development and sale of socialized housing which currently, among other things, must have a basic selling price of P150,000 or less (and P180,000 for highly urbanized areas), is exempt from project related income taxes (including corporate tax). The BOI has recently passed two circulars extending tax holidays of two to four years to qualifying new mass housing projects under the Philippine Priority Plan ("PPP"). In the future, since the sale of socialized housing units comprise a portion of homes sold by RLC, any changes in the tax treatment of income derived from the sale of socialized housing units may affect the effective rate of taxation of RLC.

c) TELECOMMUNICATIONS

Business Development

Digital Telecommunications Phils., Inc. (DIGITEL) was established in 1987. It continues to be the second largest provider of wire lines in the country in terms of working lines.

On December 17, 2000, DIGITEL entered into an agreement with East Asia Crossing Philippines, Inc. (EACPI) and Philippine Crossing Land Corporation (PCLC) to form a joint venture known as Digitel Crossing. With these broadband network resource, DIGITEL will be able to cater to a wider spectrum of local and multinational firms operating in top foreign destinations in the US, Europe and Asia. DIGITEL shall own 40% equity interest in the said venture and residual interest shall be shared by EACPI and PCLC at 40% and 20%, respectively. DIGITEL is committed to the joint venture in the amount of US$12.0 million.

On August 9, 2001, DIGITEL established Digitel Capital Philippines, Ltd (DCPL), a wholly owned subsidiary, to engage in any activity allowed under any law of the British Virgin Island. As of December 31, 2002, DCPL has not yet started commercial operations.

On September 18, 2001, DIGITEL established Digitel Mobile Philippines, Inc. (DMPI), a wholly owned subsidiary, to provide wire and wireless public and private telecommunications services. As of December 31, 2002, DMPI has not yet started commercial operations.

Principal Products or Services

DIGITEL provides wireline voice communication services (WVCS) and wireline data communication services (WDCS).

WVCS represent fixed line telecommunications services, including local, domestic and international long distance services, as well as value-added services such as voicemail, caller ID, call barring, call forwarding, call waiting and three-way calling, payphones and pre-paid phone cards, which are marketed under the Digikard brand name.

WDCS represent telecommunication services tailored to meet the specific data and internet needs of businesses, including the provision of lines and internet services.

The percentage contribution to DIGITEL's revenues for the three years ended December 31, 2000, 2001 and 2002 by each of Digitel's principal product categories is as follows:

	For the years ended December 31,		
	2000	2001	2002
Wire Line Communication	96.9%	94.6%	93.7%
Data Communication	3.1%	5.4%	6.3%
	100.0%	100.0%	100.0%

Distribution, Sales and Marketing
Under the WVCS, DIGITEL sells its services primarily through its sales team and its over 100 customer centers located throughout Luzon, as well as through third party agents and distributors. The third party agents and distributors sell DIGITEL's services on a commission basis.

Under the WDCS, DigitelOne sells its services directly to corporate customers and indirectly through third party resellers. DIGITEL will be the preferred reseller for Asia Global Crossing and for DIGITEL Crossing's backhaul services in the Philippines and the primary channel for sales to Philippine customers

Publicly-Announced New Product or Service
DIGITEL, through its wholly-owned subsidiary Digitel Mobile Philippines Inc. (DMPI) is scheduled to launch commercially its cellular service by the 2nd quarter of 2003 under the "Sun Cellular" brand. DMPI was awarded a CMTS franchise on December 2002, and is awaiting the National Telecommunications Commission (NTC) approval of the application to transfer the provisional authority from DIGITEL.

DIGITEL will offer voice service, including local calling and domestic and international long distance and data services, such as SMS, throughout the Philippines on its wireless network. The company believes that interconnection agreements will be in place with the other major wireless and fixed-line network operators prior to the commercial launch of its wireless service to permit DIGITEL's wireless customers to place calls and receive calls. In addition, DIGITEL has entered into international roaming agreements with approximately 80 foreign operators in 50 destinations.

DIGITEL's wireless network is being installed by Alcatel and will be a nationwide digital GSM network operating on the 1800 MHz frequency band on day one. DIGITEL will have access to a total of 15 MHz of contiguous band frequency for its wireless service. DIGITEL's wireless network has been designed to accommodate 1.5 million subscribers when completed. In addition, the wireless network will be able to easily handle millions of text messages per day, and will be fully enabled for general packet radio service (GPRS) applications. The principal components of DIGITEL's digital wireless network are: a) 681 cell sites at completion of Phases 1 & 2, and over 1,000 by end of Phase 3, which contain transmitters, receivers and other equipment that communicate by radio signals with the wireless handsets within the range of the cell site, b) digital switching centers to route the calls to the proper destinations, and 3) transmission facilities to link the switching centers to the cell sites.

DIGITEL invested approximately P11 billion for its wireless infrastructure in 2002 and plans to invest approximately another P8 billion for 2003.

Competition
Under the WVCS, DIGITEL faces direct competition from one or two players in most of its service areas, including from PLDT, Globe Telecom and BayanTel. The company believes that the principal competitive factors for wireline voice services are price, call quality and customer service. Additionally, many of DIGITEL's business customers have lines from more than one operator. DIGITEL's wireline business also faces stiff competition from substitute services such as Short Messaging Service (SMS) and the Internet. The popularity of these services has negatively affected the usage and profitability of wireline voice.

Under WDCS, DigitelOne competes primarily with PLDT, Globe Telecom and Eastern Telecoms. DIGITEL Crossing will compete with PLDT and C2C, an affiliate of Globe Telecom. The company believes that the principal competitive factors for wireline data services are price, coverage and network reliability.

Raw Materials/Suppliers
DIGITEL has entered into contracts with Ericsson Services Philippines, Inc. for the upgrade of 5.1-Settler Interconnect Billing System to Ericsson Settler 6.1-Interconnect Billing solution which will be interfaced with the IDMP/AS400 in order to integrate and support the demands of the GSM operations. DIGITEL has also entered contracts with ALCATEL to provide the relevant services for the survey, engineering, warehousing, delivery, works, labor, installation, testing, commissioning of the Inter-MSC Transmission Project and other incidental or related services necessary for the successful completion of the Project. DIGITEL's other suppliers include Neutral Technologies Ltd. (NT), for the installation of software and hardware for the Fraud Management System in order to protect DIGITEL from revenue loss due to fraud, and CMG Wireless Data Solutions for the supply of Multimedia Message Service Center (MMSC) platform. This platform is a high availability system with a maximum throughout capacity of 75 multimedia messages per second.

Customers
At the retail level, DIGITEL provides local metered service as well as domestic and international long distance services to individual subscribers both for outbound and inbound calls. It also provides Data Communications to business subscribers and Internet Services to both business and residential customers.

At the wholesale level, other telephone companies and private enterprises utilize DIGITEL's inter-exchange and IGF facilities, in effect becoming customers of the Company. DIGITEL now counts companies in the manufacturing, trading, banking, utilities, hotel and real estate sectors among its corporate subscribers.

Loss of any one customer would not have a materially adverse effect upon the Company.

Related Party Transactions
DIGITEL, in its ordinary course of business, has transactions with its subsidiaries and affiliated companies consisting mainly of lease of telecommunications facilities and interest bearing advances at prevailing market rates.

Patents, Trademarks, Licenses, Franchises, Concessions or Labor Contract
In 1993, DIGITEL was awarded a 30-year exclusive contract by the Department of Transportation and Communications (the "DOTC") to manage, operate, develop and rehabilitate certain telecommunications systems owned by the DOTC (collectively, the "DOTC System") and which are located in the provincial areas of Luzon under a Facilities Management Agreement (the "FMA"). The FMA also provided for its conversion into a lease contract under certain terms and conditions agreed upon by both parties.

In accordance with the provisions of the FMA, DIGITEL and the DOTC agreed to amend and convert the FMA into a Financial Lease Agreement (the "FLA") pursuant to which 24,945 and 4,101 lines were converted effective July 16, 1995 and March 16, 1996, respectively. Under the FLA, DIGITEL was granted the exclusive right to lease, manage, maintain, operate, develop and eventually own the said DOTC facilities. DIGITEL shall pay DOTC an annual lease payment based on the formula set forth in the FLA.

DIGITEL also leases an additional 31,362 lines from the DOTC under financial lease agreements entered into between 1993 and 1995 for lines which were not included under the FMA. Each of these lease agreements is for a period of 30 years, at the end of which DIGITEL may acquire the lines subject to the agreement for an amount set forth in the agreement.

In February 1994, DIGITEL was granted a national franchise to provide domestic and international telecommunications services throughout the Philippines. In September 1994, DIGITEL was granted by the National Telecommunications Commission (the "NTC") a provisional authority to operate an international gateway facility ("IGF"). A provisional authority was also secured from the NTC in January 1995 to install, operate, maintain and develop telecommunications facilities in Regions I to V including the facilities currently leased from the DOTC. In the latter part of 2000, DIGITEL was awarded the provisional authority for Cellular Mobile Telephone System (CMTS). Driven largely by major technological advancements and growth opportunities in the wireless sector, DIGITEL is moving forward with its deployment of 1800 GSM cellular network technology.

Pursuant to its national franchise, DIGITEL has initiated a Ten - Year Program (the "System Expansion") to expand and upgrade its existing telecommunications network, including the DOTC System. The System Expansion calls for the installation and operation of approximately 1.2 million telephone exchange lines and local cable networks to extend and upgrade its digital backbone transmission system, installation of an IGF and broadening the range of telecommunications services offered to its subscribers, among others.

Regulatory Overview
National Telecommunications Commission (NTC) is the government agency supervising and regulating the activities of telecommunications companies. The NTC is empowered to issue Certificates of Public Convenience and Necessity to companies holding franchises for the operation of telecommunications services.

d) AIR TRANSPORTATION

Business Development
JG Summit acquired 49% of Cebu Air, Inc.'s (Cebu Air) outstanding capital stock in 1995 to undertake domestic and international flights to and from major cities in the Philippines and around the world. In September 2001, the Company, through a subsidiary, acquired the remaining 51% of Cebu Air's capital stock, thus making it a wholly owned subsidiary as of year-end 2001. The airline currently leases fifteen DC-9 aircraft and three Boeing 757-200 aircraft. Cebu Air offers domestic service between twelve cities: Manila, Cebu, Iloilo, Davao, Cagayan de Oro, Tacloban, Kalibo, Bacolod, Zamboanga, Roxas, Dumaguete and Puerto Princesa flights. Cebu Air started flying internationally to Hongkong in November 2001 and to Seoul, Korea in March 2002. In addition, Cebu Air also owns one helicopter, which is being leased-out to outside customers.

Beginning the second half of January 2000, Cebu Pacific established cargo service as a major offering side by side with passenger services.

Principal Products or Services

The percentage contribution to Cebu Air's revenues for the three years ended December 31, 2000, 2001 and 2002 by each of Cebu Air's principal product categories is as follows:

	For the years ended December 31,		
	2000	2001	2002
Regional	- %	1.3%	18.9%
Domestic	100.0%	98.7%	81.1%
	100.0%	100.0%	100.0%

Competition

Cebu Pacific continues to be an industry leader in departure reliability with 95% of its flights during the past 12 months departing within 15 minutes of schedule and 86% on-time to the minute. The airline has initiated various marketing programs, highlighted by the launch of the Summit Club – Cebu Pacific's own frequent flyer program, which started in June 2001 and currently has 17, 000 members. It also introduced the on-line payment facility on its website, www.cebupacificair.com

Customers

Cebu Air has a broad market base. The loss of any one customer would not have a materially adverse effect upon the Company.

Regulatory Overview

The aviation industry is regulated by the DOTC. The DOTC oversees several departments, including ATO, Civil Aeronautics Board (CAB), Manila International Airport Authority and Mactan Cebu International Airport. The ATO governs airworthiness and safety standards, air traffic control and all airports in Philippines with the exception of Manila and Cebu. The CAB exercises jurisdiction over the economic aspects of aviation, including routes, frequencies, passenger tariffs, denied boarding compensation, cargo tariffs and schedules for both international and domestic airlines. It also regulates the activities of aviation related businesses, such as general sales agents, air freight forwarders, charter flights and air taxis and aircraft purchases.

e) PETROCHEMICALS

Business Development

The Company established JG Summit Petrochemical Corporation (JGSPC) in February 1994. The Company holds 80% of the outstanding share capital of JGS Petrochemicals and its joint venture partner in the project, Marubeni Corporation of Japan, holds the remaining 20%. JGSPC started commercial operations on September 1, 1998. Its primary purpose is to engage in, operate, conduct, maintain, manage and carry on the business of manufacturing, dealing and marketing of polyethylene and polypropylene and related petrochemical products or by-products, in all their forms, varieties and stages of production and preparation, or of any article or commodity consisting of, or partly consisting of petrochemicals. JGS Petrochemicals constructed the Philippines' first integrated polypropylene and polyethylene complex on a site at Bo. Simlong, Batangas. The total project cost amounted to US$300 million and has the capacity to produce 180,000 tons of polypropylene and 175,000 tons of polyethylene annually.

Principal Products or Services
JGSPC manufactures polypropylene and polyethylene.

The percentage contribution to JGSPC's revenues for the three years ended September 30, 2000, 2001 and 2002 by each of its principal product categories is as follows:

	For the years ended September 30,		
	2000	2001	2002
Polypropylene	68.6%	74.5%	53.0%
Polyethylene	31.4%	25.5%	47.0%
	100.0%	100.0%	100.0%

JGSPC products are sold under the EVALENE brand name and are manufactured under strict compliance with a Quality Management System based on ISO 9002 certified standards.

Distribution, Sales and Marketing
JGSPC has a rated capacity of 175,000 MT per year for polyethylene (PE) and 180,000 MT for Polypropylene (PP). JGSPC manufactures high density and linear low density polyethylene (HDPE and LLDPE) as well as Random Copolymer and Homopolymer polypropylene (PP) using the industry renowned Unipol technology from Union Carbide Corporation. JGSPC is the overall market leader among the local manufacturers of PP and PE. It also retained market leadership in PP, garnering about 475 of the PP market.

Competition
To be highly competitive, JGSPC commits to produce consistently good quality products and make available industry highly competent plastics processing personnel and state of the art testing equipment through the Customer Technical Services Department. Competitors of JGSPC include Petrocorp, which continues with tolling operations and Bataan Corporation, which is already in the process of liquidation.

Raw Materials/Suppliers
Olefin materials are purchased locally and internationally. Suppliers include Marubeni Corporation.

Customers
JGSPC sells its products to internal and external parties. Internal parties include the Packaging Division of URC while external parties include Calypso, San Miguel Corporation, Batangas Polymer and other customers. Loss of any one customer would not have a materially adverse effect upon JGSPC.

Related Party Transactions
JGSPC has engaged in transactions with the Company and its affiliates. These transactions principally consist of sales, advances to and from these affiliated companies. JGSPC has also dollar advances from the Company that were used to finance the construction of its plant in Batangas, Philippines. Also, it obtains other advances for its operations from the Company.

Patents, Trademarks, Licenses, Franchises, Concessions or Labor Contract
JGSPC has existing technology and licensing agreements (Agreement) with a foreign company covering the construction, manufacture, use and sale of its PP and PE lines. In further consideration for the rights granted to JGSPC pursuant to the Agreement, JGSPC shall pay the foreign company a running royalty fee equivalent to a certain sum for each

metric ton of high-density PE and low-density PE and a certain percentage of net sales value based on plats of licensed homopolymer PP and random copolymer PP up to the end of the royalty term.

Regulatory Overview

The BOI implements policies which directly affect the petrochemical industry. Under the Philippine Investment Priorities Plan, the BOI also has the power to grant incentives to manufacturers establishing new plants or undertaking rehabilitation or expansion programs such as tax holidays and duty free importation of capital equipment, as well as tax credits on locally purchased equipment.

Costs and Effects of Compliance with Environmental Laws

DENR wants to implement provisions of the Clean Air Act upon JGSPC. The provisions require continuous emission monitoring system.

f) TEXTILES

Business Development

In the early 1970s, the Company's textile operations commenced with the formation of Robina Textile Mills to specialize in the production of cotton, synthetic and blended fabrics. In the late 1970s, Litton Mills, Inc., (LMI) a manufacturer of denim, twills, knitted fabrics and garments, was acquired.

On April 1, 2001, the spinning division of Westpoint Industrial Mills Corp. was integrated with LMI's operations.

Principal Products or Services

LMI manufactures yarns and fabrics, which may be denim or piece-dyed.

The percentage contribution to LMI's revenues for the three years ended September 30, 2000, 2001 and 2002 by each of its principal product categories is as follows:

	For the years ended September 30,		
	2000	2001	2002
Yarns	24.3%	39.2%	29.3%
Fabrics	69.5%	56.1%	64.8%
Others	6.2%	4.7%	5.9%
	100.0%	100.0%	100.0%

Distribution, Sales and Marketing

LMI has an existing marketing and technical exchange agreement with Swift Denim USA, a leading US denim company with over 100 years of manufacturing experience, recognized for innovative and quality denim products. In the past 5 years, Litton has embarked on a US$ 64 million mill-wide modernization program which involved the installation and operation of the following; new ring spinning, new rope-dyeing rang, new weaving machines and new finishing equipment. LMI is capable of producing 28 million yards of denim and piece-dyed fabrics annually.

Competition

Sales of textiles are made to domestic wholesalers, garment factories and foreign buyers. Domestic sales of textiles are normally distributed by road to customer or sold ex-mill or ex-factory. Its roster of direct accounts include Levi Strauss Asia Pacific Division which has, rationalized LMI as a standard partner to service the fabric requirements of the regions's 13 markets. LMI is targeting to further increase direct export sales in year 2002.

The Company is likewise focusing on the yarn business as Litton's Belcoro brand expanded open-end yarn enjoys market leadership and recognition for its quality standards.

Customers
LMI has a broad market base. The loss of any one customer would not have a materially adverse effect upon the Company.

Related Party Transactions
LMI has engaged in transactions with the Company and its affiliates. These transactions primarily consist of sales, advances to and from affiliated companies, leases of certain properties and power supply at market rates.

Regulatory Overview
LMI is a member of the Textile Mills Association of the Philippines.

Research and Development
The Company undertakes research and development to ensure that new and existing product reflect current fashions. Information is gathered from a variety of sources such as seminars, fabric shows, trade fairs as well as from other manufacturers and raw material suppliers. Experiments are then undertaken to determine manufacturing viability and market research is carried out to assess potential consumer response.

g) BANKS AND OTHER FINANCIAL SERVICES

Business Development
Robinsons Savings Bank (RSB), a wholly-owned subsidiary of JG Summit Capital Services Corp. (JG Capital Services) was incorporated to engage in the business of savings and mortgage bank. It started commercial operations on November 28, 1997.

To complement RSBank's traditional banking activities, the Company put up JG Summit Capital Markets Corp. (JGSCMC) and Summit Forex Brokers Corp. (SFBC) which aim to be major players in the foreign exchange trade and in the fixed income market. JGSCMC was incorporated on January 26, 2000 under the supervision of the Securities and Exchange Commission. SFBC on the other hand, was incorporated in May, 2000.

Principal Products or Services
RSB provides a broad range of traditional banking services such as savings, current and time deposits, commercial loans, housing loans, car loans, salary loans and jewelry loans. JGSCMC and SFBC provide services on foreign exchange and securities dealing.

Distribution, Sales and Marketing
In March 2002, RSB has acquired additional 20 branches bringing its total branch network from 12 branches to 32 branches.

Competition
In 2000, the thrift banking industry faced a flat loan demand, thinner spreads and reduced opportunities for fee-based businesses. RSB took the forecasted difficult economic climate as a greater challenge in finding creative and effective ways to make its market presence felt. RSB launched the e-Wallet – a cash advance card granted to qualified employees whose payroll accounts are with RSB. RSB interconnected with Expressnet members as issuer and acquirer, and with VISA International and VISA Plus as acquirer. RSB is now connected to Megalink, Bancnet and Expressnet. RSB signed a Memorandum of Agreement with Equitable Card Network for credit card co-branding,

with Globe and Tritel for mobile banking services, and embarked on a tie-up with Philcom-Western Union Money Transfer as a remittance sub-agent.

Customers
With RSB's expansion, loss of any one customer would not have a materially adverse effect upon the Company.

Related Party Transactions
In the ordinary course of business, RSB and JGSCMC have transactions with the Company's affiliates. The major transactions include loans, trading of securities, lease of office space and advances to (from) affiliates. For RSB, loans are made substantially on the same terms as those loans to other individuals and businesses of comparable risk. The amount of individual loans to directors, officers, stockholders, and related interests (DOSRI), of which 70% must be secured, should not exceed the amount of his deposits and book value of his investments in the Bank. In the aggregate, loans to DOSRI generally should not exceed the Bank's total capital funds or 15% of the Bank's total loan portfolio, whichever is lower. As of December 31, 2002, RSB has no outstanding loans to DOSRI.

Regulatory Overview
The earnings of banks are affected not only by general economic conditions, but also by the policies of various governmental and regulatory authorities in the country and abroad. The establishment and operation of banking institution in the Philippines is governed by the General Banking Act. The Central Bank acting through the Monetary Board, exercises overall supervision of, and regulates the industry.

h) OTHER BUSINESS INTERESTS

The Company established Cambridge Electronics Corporation on October 21, 1992 primarily to engage in, operate and maintain the business of manufacturing, importing, exporting, buying, selling or otherwise deal in, at wholesale and retail, such goods as printed circuit board and other electronic products and goods of related nature.

The Company's businesses include power generation, through its interest in First Private Power Corporation, whose 93.25%-owned subsidiary, owns and operates a 215 MW diesel-fired power plant in Bauang, La Union, and its equity interest in Toledo Power Corporation, which owns and operates coal-and bunker oil-fired power plants in Toledo city, Cebu; the manufacture of printed circuit boards, packaging materials; printing services; insurance brokering; and securities investments. However, the Company's 20% stake in Toledo Power Corporation was sold on April 24, 2002.

In August 2000, the Company entered into a joint venture agreement with five other conglomerates establishing a business to business electronic purchasing exchange under name Bayantrade Dotcom, Inc. The Company also entered into other IT related services with the formation of Summit Internet Investments, Inc. in September 2000.

Customers
The Company consists of many subsidiaries engaged in various industries. Each subsidiary has a broad market base. The loss of any one customer would not have a materially adverse effect upon the Company.

Publicly-Announced New Product or Service

Except as discussed in Property Development and Hotel Management and Telecommunication businesses, the Company and other subsidiaries have no other publicly-announced new product or service as of the date of the report.

Patents, Trademarks, Licenses, Franchises Concessions, Royalty Agreements

The Company has trademarks registered with the Bureau of Patents, Trademarks and Technology Transfer. Unless terminated earlier or renewed, paten registration of materials is protected for a period of 17 years, while trademarks and brand name registration have a protected period of 20 years.

The Company also has various licenses and franchises issued by the government to enable the Company to operate its diverse businesses including food, real estate, banking and financial services, telecommunications, air transportation and power generation.

Effect of Existing or Probable Governmental Regulations on the Business

The Company operates the majority of its businesses, including food, real estate, banking and financial services, telecommunications, air transportation and power generation activities, in a highly regulated environment. Many of these businesses depend upon licenses or franchises issued by the government authorities or agencies for their operations. These businesses would be materially adversely affected by the suspension or revocation of these licenses or franchises, which in turn may have a material adverse effect upon the Company. In addition, the introduction or inconsistent application of, or changes in regulations may from time to time materially affect the Company's operations.

Cost and Effects of Compliance with Environmental Laws

The operations of the Company are subject to various laws enacted for the protection of the environment. The Company believes that it has complied with all applicable Philippine environmental laws and regulations, an example of which is the installation of waste and industrial water treatments in its various facilities. Compliance with such laws has not had, and in the Company's opinion, is not expected to have, a material effect upon the Company's capital expenditures, earnings or competitive position.

Employees and Labor

The number of full-time employees employed by the Company and its operating subsidiaries as of December 31, 2003 is shown in the following table:

Company	**No. of Employees**
Branded Consumer Foods, Agro-industrial, & Commodity Food Products	7,538
Telecommunications	2,548
Property Development and Hotel Management	1,597
Airlines	1,173
Textiles	757
Petrochemicals	295
Finance	269
Supplementary Businesses	298
	14,475

The Company's management believes that good labour relations generally exist throughout the operating companies. For most of the operating companies, collective bargaining agreements exist between the relevant representative unions for the employees and the relevant operating companies. The collective bargaining agreements are usually valid for a term of five years, and include a right to renegotiate the economic terms of the agreement after three years, and generally provide for annual salary increment, health and insurance benefits and closed-shop arrangements. The management believes that those collective bargaining agreements, which are soon to expire or which have expired, will, as a result of existing good labour relations, be successfully renewed or renegotiated.

Working Capital
The working capital requirement of each subsidiary varies depending on the industry it is engaged in and is financed by operations and short-term loans from banks.

Item 2. Properties

JG Summit and subsidiaries conduct business throughout the Philippines, but primarily in and around Metro Manila (where it is based) and in the regions of Visayas and Mindanao. All substantial facilities are owned by the Company and are in good condition.

In 2000, the Company acquired equity interests in companies which are operating food plant facilities in Thailand, Malaysia and China. In 2002, it also expanded its business presence in Indonesia.

URC operates manufacturing/farm facilities located in the following:

Location (Number of facilities)	Type of facility
URC	
Pasig City (4)	Branded consumer food plants, feedmills and flourmill
Libis, Quezon City (1)	Branded consumer food plant
Canlubang, Laguna (1)	Branded consumer food plant
Mandaue City, Cebu (2)	Branded consumer food plant
Luisita, Tarlac (1)	Branded consumer food plant
Davao City, Davao (3)	Branded consumer food plant, feedmill and flourmill
San Fernando, Pampanga (2)	Branded consumer food plant
Dasmarinas, Cavite (2)	Branded consumer food plants
Cagayan de Oro (1)	Branded consumer food plant
Antipolo, Rizal (5)	Poultry and piggery farms, veterinary medicine plant
Taytay, Rizal (1)	Poultry farm (leased)
Teresa, Rizal (2)	Poultry and piggery farms
Angono, Rizal (1)	Poultry farm
San Miguel, Bulacan (2)	Poultry and piggery farms
Novaliches, Quezon City (1)	Piggery farms
Manjuyod, Negros Oriental (1)	Sugar mill (owned) and sugar cane plantation (leased)
Piat, Cagayan (1)	Sugar mill (owned) and sugar cane plantation (leased)
Kabankalan, Negros Occidental (1)	Sugar mill
Simlong, Batangas (1)	BOPP plant
Calamba, Laguna	Branded consumer food plant (JOYCO)
Bukidnon (1)	White Potato Project
Samutsakhorn Industrial Estate, Samutsakhorn, Thailand (1)	Branded consumer food plant

Pasir Gudang, Johor, Malaysia (1)	Branded consumer food plant
Shiqiao Town, Guandong, China (1)	Branded consumer food plant
Xiamen, Fujian, China (1)	Branded consumer food plant (idle)
Tianjin Economic Development Area, Tianjin, China (1)	Branded consumer food plant (idle)
Shanghai, China (1)	Branded consumer food plant
Industrial Town, Indonesia (1)	Branded consumer food plant

URC or its subsidiaries (except for one of the farms at Antipolo; Taytay, Rizal; Calamaba, Laguna (JOYCO) and sugarcane plantation, which are leased), own all of the factories and farms at the locations listed above. All the facilities are in good condition.

RLC has invested in a number of properties located all over the country for existing and future developments. These properties are in prime locations, thus affording RLC utmost flexibility for future developments. These properties are fully owned by RLC and are not subject of any mortgage, lien or any form of encumbrance.

Breakdown of RLC's properties is set forth below:

a) Land

Location

1. Ermita, Manila
2. Edsa, Mandaluyong City
3. Edsa, Ortigas, Quezon City
4. Horseshoe Village, Cubao, Quezon City
5. Novaliches, Quezon City
6. Ortigas, Pasig City
7. San Fernando, Pampanga
8. Dagupan, Pangasinan
9. Imus, Cavite
10. Dasmarinas, Cavite
11. General Trias, Cavite
12. Antipolo, Rizal
13. Pinamucan, Ibaba, Batangas
14. Lipa City, Batangas
15. Soro-soro, Tanauan, Batangas
16. Los Banos, Laguna
17. Cebu
18. Bacolod
19. Iloilo
20. Gen. Santos City, South Cotabato
21. Davao
22. Pasig, Rizal (Formerly Uniwide property)
23. Taytay, Rizal
24. Aurora Blvd., Quezon City
25. Ayala Avenue, Makati City
26. Naga City, Camarines Sur
27. Sta. Rosa, Laguna

b) Building and Improvements

Location

1. Ortigas
2. Ermita
3. Pasig
4. Mandaluyong
5. Bacolod
6. Cebu
7. Imus
8. Los Banos
9. Novaliches
10. Iloilo City
11. San Fernando, Pampanga

RLC's properties are fully owned and are not mortgaged.

DIGITEL has an existing Financial Lease Agreement (FLA) with the Department of Transportation and Communication (DOTC) covering the telecommunications facilities owned by the DOTC. Under the FLA, Digitel was granted the exclusive right to lease, manage, maintain, operate, develop and eventually own the said DOTC facilities. Digitel shall pay DOTC an annual lease payment based on the formula set forth in the FLA.

JGSPC constructed its polypropylene and polyethylene complex on a site at Bo. Simlong, Batangas.

Litton Mills, Inc. operates its manufacturing plant in Pasig and Laguna.

Item 3. Legal Proceedings

Certain consolidated subsidiaries are defendants to lawsuits or claims filed by third parties which have pending decisions by the courts or are under negotiation, the outcomes of which are not presently determinable. In the opinion of management, the eventual liability under these lawsuits or claims, if any, will not have a material effect on the Company's consolidated financial position. Refer to Note 25 of the Consolidated Financial Statements attached to this report for a detailed description.

Item 4. Submission of Matters to a Vote of Security Holders

There were no matters submitted to a vote of security holders during the fourth quarter of the fiscal year covered by this report.

PART II - OPERATIONAL AND FINANCIAL INFORMATION

Item 5. Market for Registrant's Common Equity and Related Stockholder Matters

PRINCIPAL MARKET OR MARKETS WHERE THE REGISTRANT'S COMMON EQUITY IS TRADED.

The common stock of the Company is listed on the Philippine Stock Exchange.

STOCK PRICES

	High	Low
2002		
First Quarter	P1.90	P 1.86
Second Quarter	1.60	1.58
Third Quarter	1.32	1.32
Fourth Quarter	1.40	1.40
2001		
First Quarter	2.75	2.60
Second Quarter	2.50	2.02
Third Quarter	2.08	2.02
Fourth Quarter	1.62	1.52
2000		
First Quarter	5.20	2.40
Second Quarter	3.25	3.20
Third Quarter	2.75	2.65
Fourth Quarter	2.78	2.04

The stock price of the Company's shares as of April 3, 2003 is P1.30.

CASH DIVIDENDS PER SHARE

On July 24, 2002, the Company declared cash dividend of P0.03 per share from the Unrestricted Retained Earnings as of December 31, 1997, to all stockholders of record as of August 7, 2002 and payable on August 30, 2002.

On July 25, 2001, the Company declared cash dividend of P0.02 per share from the Unrestricted Retained Earnings as of December 31, 1997, to stockholders of record as of August 9, 2001 payable on September 7, 2001.

On July 26, 2000, the Company declared a cash dividend of P0.02 per share from the Unrestricted Retained Earnings as of December 31, 1997 to stockholders of record as of August 25, 2000 payable September 22, 2000.

STOCK DIVIDENDS DECLARED

On July 25, 2001, the Company's Board of Directors declared and ratified by the stockholders, a 10% stock dividend to stockholders as of August 24, 2001. No stock dividend was declared in 2002 and 2000.

Retained earnings of the Company as of December 31, 2002 include undistributed earnings amounting to P21.54 billion representing accumulated equity in net earnings of consolidated and unconsolidated subsidiaries and affiliates which is not available for dividend declaration until received in the form of dividends from the investees. (See Note 16 of Consolidated Audited Financial Statements as of December 31, 2002).

RECENT SALES OF UNREGISTERED SECURITIES

Not Applicable.

The Parent Company is contingently liable as guarantor of 3 1/2% Convertible Bonds Due 2003 (the Bonds) issued by its wholly owned subsidiary, JG Summit (Cayman), Ltd. As of December 31, 2002, outstanding balance of the Bonds amounted to US$102.95 million.

Unless previously purchased and canceled or redeemed, the Bonds are convertible into the Parent Company's common shares up to November 23, 2003; provided, however, that subject to existing constitutional limitations, the Parent Company shall have the option to pay the cash equivalent to the converting bondholder.

The number of shareholders of record as of December 31, 2002 was 2,008. Total shares outstanding (issued and subscribed) as of December 31, 2002 were 6,797,191,657 shares with a par value of P1.00.

Top 20 stockholders as of December 31, 2002:

	Name	No. of Shares Subscribed	% to Total
1.	John Gokongwei, Jr.	1,734,450,649	25.52
2.	Gokongwei Brothers Foundation, Inc.	1,129,135,267	16.61
3.	Equitable PCI Bank No. 203-78848-4	1,033,319,225	15.20
4.	PCD Nominee Corporation (Filipino)	801,749,830	11.80
5.	Johnson Robert L. Go	239,669,172	3.53
6.	Express Holdings, Inc.	235,464,515	3.46
7.	Lance Gokongwei &/or Elizabeth Gokongwei	234,845,280	3.46
8.	James L. Go	194,843,656	2.87
9.	John Gokongwei &/or Lance Gokongwei	141,030,450	2.07
10.	Gosotto & Co., Inc.	115,644,494	1.70
11.	PCD Nominee Corporation (Non-Filipino)	87,306,892	1.28
12.	Lily Ngochua	74,342,275	1.09
13.	Robina Gokongwei Pe &/or Elizabeth Gokongwei	72,345,278	1.06
14.	Universal Robina Corporation	57,663,430	0.85
15.	Liza Yu Gokongwei &/or Elizabeth Gokongwei	54,200,000	0.80
16.	Nicris Development Corporation	38,073,252	0.56
17.	Catalino S. Ngochua	36,907,869	0.54
18.	Faith Gokongwei Ong &/or Elizabeth Gokongwei	36,100,000	0.53
19.	Marcia Gokongwei Sy &/or Elizabeth Gokongwei	36,100,000	0.53
20.	Hope Gokongwei Tang &/or Elizabeth Gokongwei	36,100,000	0.53
		6,389,291,534	93.99

Item 6. Management's Discussion and Analysis or Plan of Operation.

Management's Discussion and Analysis is divided into two parts: Results of Operations and Financial Resources and Liquidity.

RESULTS OF OPERATIONS

Management's Discussion of Results of Operations is presented in two parts: Consolidated Operations and Segment Operations.

Consolidated Operations

2002 vs 2001

JG Summit Holdings, Inc. posted flat net income of P2.36 billion for the year ended December 31, 2002, slightly up by 2.1% from P2.31 billion net income in 2001. Excluding nonrecurring items amounting to P751.9 million and P335.5 million in 2002 and 2001, respectively, net income would have increased by 17.5% from P2.64 billion in 2001 to P3.11 billion in 2002. Nonrecurring items include the loss on sale of its 20% stake in Toledo Power Corporation, losses from sale of fixed assets and certain equity securities, write down in value of temporary investment and marketable securities, write-off of various plants, and shutdown expenses.

Consolidated revenues amounted to P48.30 billion for the year ended December 31, 2002, a 9.3% improvement from last year's P44.18 billion. Revenue growth was recorded for the foods, airline, property, petrochemicals and textile businesses while declines were posted for telecommunications and electronics businesses.

Gross profit amounted to P20.44 billion from last year's P19.96 billion, slightly up by 2.4%. Operating expenses were controlled with only a 2.0% increase from P11.66 billion in 2001 to P11.90 billion in 2002 due in part to the Company's conscious effort to be more cost efficient and effective. Foods and telecommunication business reported reduced operating expenses partially offset by the expanded operations of airline business during the year and the increased depreciation of property business attributable to the change in estimated useful lives of properties.

Interest and other financing charges went up by 3.8% from P4.67 billion in 2001 to P4.85 billion in 2002 mainly due to the effects of the depreciation of the value of peso against US dollar and additional borrowings made during the period offset by the payment of the outstanding balance of the US$200 Million Global Medium Term Note in May 2002.

As a result, operating income was also flat at P3.70 billion, slightly up by 1.8% from last year's P3.63 billion.

Other income (expenses) account consists of, among others, provision for probable losses, amortization of deferred charges and goodwill, foreign exchange loss net of other income and loss on sale of fixed assets. For the year ended December 31, 2002, other income (expenses) account increased by 190.5% to P556.8 million from last year's P191.7 million primarily due to additional provisions made, losses from sale of Toledo Power and certain equity securities and from sale of fixed assets.

EBITDA (earnings before interest, taxes depreciation and amortization) grew by 3.9% from P14.15 billion in 2001 to P14.71 billion in 2002. Excluding the non-recurring items, EBITDA would have increased by 6.7% from P14.49 billion in 2001 to P15.46 billion in 2002.

2001 vs 2000

JG Summit Holdings, Inc. posted a net income of P2.31 billion for the year ended December 31, 2001, down by 22.5% from last year's P2.98 billion net income. Net income in 2001 includes nonrecurring items amounting to P335.5 million consisting of write down in value of investment and marketable securities, and write-off of various plants and shutdown expenses. Excluding such items, the net profit would have been P2.64 billion, down by 9.8%.

JGSHI generated consolidated revenues of P44.19 billion for the year ended December 31, 2001, up by 28.3% from last year's P34.44 billion. The substantial increase is attributable to the significant revenue growth posted by the Company's largest revenue contributor, Universal Robina Corporation (URC) and its telecommunications arm, Digital Telecommunications Philippines, Inc. (Digitel), which increased 20.2% and 35.1%, respectively. Improved revenues in its real property sector, Robinsons Land Corporation (RLC) and textile business, Litton Mills, Inc., (LMI), were also sources of the increased revenues. The full consolidation of Cebu Air Inc. (Cebu Pacific), the Company's air transport business, added revenues for 2001. In September 2001, the Company, through a subsidiary, acquired the remaining 51% stake in Cebu Pacific, making it a wholly owned subsidiary of JG Summit. The increased revenues in 2001 were partially reduced by equity earnings in affiliated companies which declined 46.4% as United Industrial Corp., Ltd. (UIC, Ltd.) and First Private Power Corporation (FPPC) posted lower earnings this year.

Gross profit margins improved to P19.96 billion in 2001 from P15.64 billion in 2000, or an increase of 27.6%. Operating expenses increased 44.8% from P8.05 billion in 2000 to P11.66 billion primarily due to the 41% increase in depreciation and amortization charges from P4.42 billion to P6.22 billon. Interest expense and other financing charges also increased due mainly to the effects of the depreciation of the value of peso against US dollar and additional borrowings.

As a result, operating income improved by 8.8% to P3.63 billion from P3.34 billion.

EBITDA (earnings before interest, taxes depreciation and amortization) in 2001 increased P14.15 billion from P12.42 billion in 2000.

2000 vs 1999

JG Summit Holdings, Inc. posted net income of P2.98 billion for the year ended December 31, 2000, dropped 77.4% from last year's net income of P13.19 billion, which included extraordinary gains from the sale of APO Cement, PCIBank and Far East Bank. Excluding non-recurring items, net income went up by 6.4% from P2.80 billion in 1999.

Consolidated revenues increased by 14.1% to P34.44 billion in 2000 from P30.17 billion in 1999 following consistent improvements in revenues of foods, real estate, telecommunications, electronics and petrochemicals businesses. Revenues from the textile business fell slightly by 1.4%.

Cost of goods sold rose 17.2% due to increased production costs in petrochemicals, foods and electronics businesses. URC's overseas operations in the Southeast Asian region, which were consolidated only in 2000, contributed about P1.50 billion in cost of sales. Operating expenses jumped 11.7% from P7.21 billion in 1999 to P8.10 billion in 2000. URC's regional operations contributed about P500 million for the year 2000. Depreciation and amortization charges, part of the Company's combined operating expenses, went up by 12.8% from P3.93 billion last year to P4.42 billion this year due to an increase in the Company's depreciable asset base resulting from the completion of major expansion projects. Incremental costs associated with sales and marketing thrusts of the Company's foods and telecommunications businesses are also major contributors to the increased operating costs.

Interest and other charges increased 7.4% from P3.96 billion to P4.25 billion. Although most of the Company's dollar-denominated debt, except those of Digitel's, were maintained at last year's level, the impact of the weakening of the Philippine peso vis-à-vis US dollar has greatly affected the Company's financing costs. The increase can also be attributed partly to the change in the treatment of borrowing costs of Digitel, the Company's telecommunications arm and JG Summit Petrochemicals Corporation (JG Summit Petrochem), its petrochemicals business. Interest cost related to Digitel's and JG Petrochem's externally-financed projects are charged directly to interest expense rather than to capitalize in view of the substantial completion and turnover of projects in 2000.

As a result, the Company's consolidated net operating income improved by 12.4% to P3.34 billion compared to last year's P2.97 billion.

EBITDA (earnings before interest, taxes and depreciation and amortization charges), excluding non-recurring items, rose 11.5% to P12.42 billion in 2000 from P11.14 billion in 1999. Including non-recurring items, EBITDA declined 42.3% from P21.53 billion.

Segment Operations

2002 vs 2001

Foods revenues increased 12.0% from P18.88 billion net sales in 2001 to P21.15 billion net sales for the fiscal year ended September 30, 2002. Despite the present economic slowdown, revenue growth was attained mainly due to the continued solid performance of URC's core business, branded consumer foods group, particularly its international operations in Southeast Asia and China. Likewise, URC's agro-industrial and commodity group operations posted substantial increase in revenue.

URC's gross profit margins increased by P188.7 million or 3.5%, to P5.63 billion in fiscal 2002 from P5.44 billion in fiscal 2001. Income from operations also grew from P1.49 billion to P1.88 billion, translating into a 25.8% increase. This is attributable to URC's sustained marketing activities, continuous efforts of achieving operating efficiencies, effective supply chain management particularly in inventories and raw and packaging materials.

Net income for fiscal year 2002 increased by P192.9 million, or 18.2% to P1.25 billion from last year's P1.06 billion.

Real estate and hotels revenues were P3.85 billion for fiscal year 2002, an impressive increase of 13.1% from P3.41 billion of total gross revenues for fiscal year 2001. The growth is largely attributed to the consistent high-level performance of RLC's Commercial Centers Division which contributed 53% to the Company's gross revenues.

Operating profit for the year was P876.3 million, a decrease of 17.4% from P1.06 billion the previous year due to additional depreciation amounting to about P406 million which resulted from the change in depreciable life of building and improvements from 33 years to 20 years. The adjustment was made to better reflect the estimated period during which these assets will remain in service.

RLC's net income decreased by 25.1% to P600.1 million compared to P801.8 million for the same period last year on account of increased depreciation.

Revenues of the Commercial Centers Division amounted to P2.02 billion. The 36% improvement from last year's P1.49 billion was due mainly to the improved rental of space in existing malls and the excellent take-up of new malls opened in Iloilo, Pampanga, Novaliches and Pasig.

RLC's High Rise Building Division realized gross revenues of P927.1 million, up by 15% from P805.8 million last year. The unprecedented growth is largely due to the success of Robinsons Place Residences, the twin tower project in Ermita, Manila. Additionally, the Division continues to enjoy recurring lease income from three of its office buildings. RLC will launch two new condominium projects in the coming fiscal year – the Gateway Residences in Pioneer, Mandaluyong City and Adriatico Residences in Ermita, Manila.

The Hotels Division generated gross revenues of P697.2 million, a decrease of 7.3% from P751.9 million in revenues for the same period last year. RLC's hotel, however, continue to enjoy satisfactory occupancy rates inspite of the slump in the industry.

The Housing and Land Development Division reported gross revenues of P135.7 million as against P305.2 million for the same period last year or a decline of 55.6%. The division's operations have been affected by the unfavorable outlook of the housing industry as a whole.

Telecommunications revenues decreased by 14.0% from P6.52 billion for the year ended December 31, 2001 to P5.60 billion for the year ended December 31, 2002. Contributory factors to the reduction in revenues were the declining domestic toll and local toll revenues due to the increasing popularity of the Short Message Service offered by CMTS providers and the lower foreign currency adjustment caused by declining trend in foreign exchange rates.

Operating and general expenses fell by 14.3% from last year's P5.17 billion to P4.43 billion in 2002. The decline was attributable to lower depreciation and amortization in 2002 caused by full depreciation of assets by the end of 2001. Lower provision for doubtful accounts, advertising and repairs contributed to the reduction in operating expenses as well.

Considering the factors above, DIGITEL reported an operating income of P1.17 billion in 2002, down by 13.1% from last year's P1.34 billion. Net income in 2002 amounted to P29.07million, 56.5% lower than last year's P66.89 million.

Air transportation revenues improved by 37.1% to P5.16 billion for the year ended December 31, 2002 from last year's P3.76 billion. Such improvement was mainly attributed to international operations that started in November 2001. However, operating costs also increased due also to the international flight operations, thus operating income dropped by 90.3% from P122.3 million in 2001 to P11.9 million in 2002. Likewise, net profit declined by 95.2% from last year's P80.8 million to P3.8 million in 2002.

Petrochemicals revenues amounted to P4.35 billion for the fiscal year ended September 30, 2002, up by 9.7% over last year's P3.96 billion. With improved sales and lower interest charges, net losses for 2002 were narrowed to P0.88 billion from last year's net loss of P1.10 billion.

Textiles revenues went up to P2.18 billion for the fiscal year ended September 30, 2002, or a 5.4% increase over last year's P2.06 billion. Despite slight improvement in revenues, textiles business swung to a year loss of P83.8 million for the fiscal year ended September 30, 2002 compared to last year's net profit of P147.6 million due to lower gross profit, higher freight and selling expenses and booking of provision for inventory obsolescence.

Financial services, Robinsons Savings Bank generated net earnings after tax of P132.1 million for the year ended December 31, 2002, up by 75.7% from last year's net income of P75.2 million. As of December 31, 2002, total resources grew to P6.17 billion from last year's P2.02 billion due to acquisition of additional branches in 2002. Loans improved to P1.90 billion from last year's P1.51 billion while deposits grew to P4.89 billion from last year's P1.10 billion. **JG Summit Capital Markets Corporation** generated revenues of P256.0 million for the year ended December 31, 2002, slightly down by 1.0% from last year's revenues of P258.6 million. Despite slight drop in revenues, net profit soared to P70.9 million for the year ended December 31, 2002 from last year's net profit of P22.8 million, mainly attributable to lower interest charges. As of December 31, 2002, total assets stood at P2.63 billion, slightly up by 7.4% from last year's P2.45 billion.

Other Business Interests, Electronics revenues were reported at P495.2 million, down by 40.7% from last year's P835.4 million due to lower sales volume and average selling price. Net loss for the year ended September 30, 2002 increased by 17.8% to P40.4 million from last year's P34.3 million. **Printing** revenues were posted at P173.8 million for the year ended December 31, 2002, up by 13.8% from last year's P152.6 million. Net profit remained flat at P0.9 million with 4.2% growth from last year.

Equity earnings were reported at P649.7 million for the year ended December 31, 2002, up by 28.7% from last year's equity earnings of P504.6 million.

UIC, Ltd. posted a net loss of S$134.23 million in 2002 from a net loss of S$21.51 million in 2001. This includes exceptional loss of S$206.96 million and S$77.59 million in 2002 and 2001, respectively, due to the deficit on revaluation of its investment properties. Excluding the asset revaluation deficit, the attributable profit from operations in 2002 is S$72.73 million, up by 29.7% from last year's S$56.08 million. The improvement in profit was primarily a result of lower finance costs and provision for foreseeable losses in properties held for sale.

UIC, Ltd. follows the revaluation method of valuing property, plant and equipment. Since the Group's policy for the valuation of property, plant and equipment is the cost basis, the equity income taken up by the Group represents the adjusted amounts after reversal of the effect of revaluation of the said assets.

2001 vs 2000

Foods revenues were registered at P18.88 billion for the fiscal year ended September 30, 2001, up by 20.2% increase over last year's P15.71 billion net sales. Revenue growth was attributed to the impressive performance of the branded consumer foods, complemented by its international operations in Southeast Asia and China. In addition, URC's farm, feeds, flour and sugar operations have also posted substantial increase in revenue.

URC's gross profit margins posted an increase of 23.7% to P5.44 billion. Income from operations also showed significant improvements from P1.31 billion to P1.49 billion, translating into a 14.3% increase. This is attributable to URC's continuous efforts of achieving operating efficiencies, effective supply chain management particularly in inventories and raw and packaging materials.

Net income figures as of end of fiscal year 2001 is up by 22.4% from last year's P867.5 million to P1.06 billion.

Real estate and hotels revenues increased to P3.41 billion for the fiscal year ended September 30, 2001, up by 12.9% from last year's P3.02 billion. Operating income for the year ended 2001 likewise improved by 5.0% from P1.01 billion last year to P1.06 billion this year. Pre-tax income increased by 16.2% from P0.96 billion in 2000 to P1.11 billion in 2001.

The Commercial Centers Division accounted for P1.49 billion of the real estate revenues for the year. This 14.6% improvement from last year's P1.28 billion was due mainly to rental improvements from the Company's malls.

RLC's High-rise Division realized gross revenues of P805.8 million, a substantial 59% increase from P506.8 million of last year. The growth continued to be led by the successful twin-tower Robinsons Place Residences along Padre Faura Street in Ermita, Manila. RLC enjoys stable recurring lease income from two of its office buildings (Galleria Corporate Center and Robinsons-Equitable Tower, both of which have become the choice corporate addresses of reputable multinational and domestic companies.

The Hotels Division generated revenues of P751.9 million, reflecting a slight improvement from last year's P745.6 million. The Company's hotels and apartelle registered the following average occupancy rate during the period: Manila Galleria Suites at 68%, Manila Midtown Hotel at 62%, Cebu Midtown Hotel at 79% and Robinsons Apartelle at 52%. The Group is hopeful that domestic and international tourist arrivals will increase in the near future.

The realized gross revenues from RLC's housing subsidiaries, Robinsons Homes Inc. and Trion Homes Development Corporation, was P305.2 million as against last year's P440.9 million.

Telecommunications revenues rose to P6.52 billion for the year ended December 31, 2001, or a 35.1% increase from P4.82 billion for the year ended December 31, 2000. DITSI, a wholly owned subsidiary, contributed P246.3 million to the year 2001 consolidated revenues.

The growth in fixed-line revenues is attributable mainly to the combined effects of (a) growth in the number of telephone lines connected from 365,476 in 2000 to 403,254 in 2001; (b) currency related adjustments in service rates resulting from the depreciation of the peso relative to the US dollar; and (c) the establishment of direct circuits with major foreign administrations which enhanced the international toll revenues generated by DIGITEL. The increase in international toll revenues was partially offset by the negative impact on domestic toll revenues of the popularity of Cellular Mobile Telephone System (CMTS). DITSI's revenue contribution in 2001 primarily consisted of data, internet and other network services.

Operating and general expenses on a consolidated basis for 2001, which included DITSI's operating expenses of P358.5 million, increased to P2.16 billon, a 43.2% increase form P1.51 billion last year. The increase is attributable to (a) higher provision for doubtful accounts, (b) increase in rental of buildings and facilities, equipment and utilities arising form data business expansion; (c) higher employee-related compensation and benefit packages and skills training program; (d) increase in maintenance expenses primarily due to increased repairs and maintenance of existing facilities and equipment including the contracted maintenance agreements for computerized systems and (e) incremental costs associated with DIGITEL's sales and marketing thrusts.

Consolidated depreciation and amortization expenses for the year ended December 31, 2001 increased to P3.01 billion, a 43.9% increase form P2.09 billion for 2000 due to an increase in the Company's depreciable asset base resulting form the completion of major expansion projects and continuing investments in telecommunication facilities. DITSI contributed a total depreciation expense of P2.6 million for the year 2001.

Considering the factors above, DIGITEL generated consolidated operating income of P1.34 billion in 2001, net of DITSI's operating losses of P2.7 million. This posted a 10.1% increase from P1.22 billion in 2000. DIGITEL registered a consolidated net income of P66.9 million in 200 against a net income of P4.7 million in 2000.

Air Transportation revenues for the year ended 2001 increased by 28.4% from P2.93 billion in 2000 to P3.76 billion in 2001. It registered a net income of P80.8 million for 2001 compared to last year's P24.9 million . Revenues from domestic flights improved as Cebu Pacific flies to and from 12 major cities in the country. It started flying internationally to Hong Kong in late November 2001. Cebu Pacific intends to fly to other Asian cities in 2002, which will definitely be a revenue contributor in the coming years.

Cebu Pacific became a wholly owned subsidiary of JG Summit with the acquisition of its 51% outstanding capital in September 2001. As of year-end December 3,1 2001, the accounts of Cebu Pacific have been consolidated in JG Summit's financial statements.

Petrochemicals revenues of JG Summit Petrochemicals Corporation were posted at P3.96 billion, up by 1.03% over the same period last year. Net loss for 2001 reached P1.10 billion compared to last year's net loss of P625.3 million. Flat sales, increased operating expenses due to higher depreciation and interest charges caused the further dip in its operations. Total sales reached 117,601 metric tons of combined polypropylene (PP) and polyethylene (PE) products. JGSPC was the overall market leader among the local manufacturers of PP and PE.

Textiles revenues of LMI's and Westpoint Industrial Milling Corporation for fiscal year 2001 increased by 14.7% to P2.06 billion from last year's P1.80 billion. This is a significant improvement for the Company's textile business as its revenue growth for the previous years remained flat, due mainly to the glut in the textile industry then. Net income for the year substantially increased by 54.7% from P95.4 million in 2000 to P147.6 million in 2001. Increased sales volume, attributable to Swift-Litton Alliance, a joint venture with Swift Denim USA, reduced production costs and operating expenses contributed to its improved performance.

Financial services, Robinsons Savings Bank generated net earnings after tax of P75.2 million for the year ended December 31, 2001, a 77.7% increase from the same period last year. Total resources grew to P2.02 billion as of December 31, 2001, while loans improved to P1.51 billion. Deposits grew to P1.10 billion, a 63.7% growth from P674.1 million in 2000. **JG Summit Capital Markets Corporation** generated revenues of P258.7 million, with total assets of P2.45 billion as of December 31, 2001.

Other Business Interests, Electronics revenues were reported at P835.4 million, up by 34.9% from last year's P619.4 million. **Printing** revenues were posted at P152.6 million, slightly down by 2.8% from P157.0 million last year.

Equity earnings declined to P504.6 million, down by 46.3% over last year's P393.2 billion.

UIC, Ltd. Excluding the asset revaluation deficit, the attributable profit from operations is S$56.35 million which is 22% below that of the previous year. This decline is primarily a result of a S$15 million provision for residential properties at the Singapore land level, lower rental income and property impairment provision in an associated company. Average rental rates of the Group's investment properties continued to decline amidst the downturn in the Singapore economy.

FPPC registered a net income of P798.9 million in 2001 compared to P1.07 billion in 2000 mainly from equity earnings in its investments in Bauang Private Power Corporation and Panay Power Corporation.

Toledo Power Corporation posted a net income of P97.6 million in 2001 as against last year's P128.3 million.

2000 vs 1999

Foods revenues were increased to P15.71 billion, up by 14.2% over last year, despite the difficult conditions that prevailed during the year. URC's gross profit margin improved by 7.4% at P4.40 billion but due to higher depreciation charges and expenses incurred by the regional snackfoods business, income from operation declined by 17.1% to P1.31 billion. With net extraordinary miscellaneous charge of P404.6 million consisting of provision for decline in value of marketable equity securities, amortization of goodwill, and write-off of various plants and farms, net income amounted to P867.5 million, down by 4.2% from 1999.

URC's branded consumer foods registered a 9.5% increase in volume, which is attributed to the revenue contribution of URC's regional operations. In the local market, URC continued to maintain leadership positions in the core snack, candy, chocolate, and biscuit categories. Agro-industrial posted a 14.5% increase in volume. Hog sales increased by 17.9% in volume, while, while feed volume likewise grew by 13.0%. Robichem posted a 10.5% improvement in revenue. Conversely, the commodity foods business registered a 12.4% decline in revenue, as commercial sugar sales decreased significantly due to the industry-wide drop in sugar cane output. Flour sales volume was flat, while pasta volume increased by 10.8%. Internal consumption of sugar and flour continued to increase due to the big jump in the sales of biscuits, candy and chocolates.

During the fiscal year, URC showed that it could adapt and seize market opportunities even in difficult times. URC's solid business foundation, including brand strength, innovation and category management, helped sustain it with its customers and consumers during this period. Candy, chocolate and biscuit brands grew at rates greater than their respective categories, leading to further market share gains. The Company made excellent progress in its overseas operations in Thailand, Malaysia, Singapore and China. URC also established a joint venture company in JOYCO Universal Robin Corporation (Joyco URC), in partnership with the Joyco Group of Spain, the world's leading bubble gum and lollipop company. Joyco URC will start its commercial operations in year 2001. In addition, URC successfully streamlined its Flour and Feeds divisions as part of a continuing process to improve operating efficiencies.

Real estate and hotels revenues posted favorable results for fiscal year-end 2000 despite the country's political and economic problems. Gross revenues increased by 15.7% from P2.61 billion last year to P3.02 billion this year. Net income, on the other hand, increased by 17.6% from P576.1 million in 1999 to P674.4 million in 2000.

The Commercial Centers Division posted rental revenue for the year equivalent to P1.28 billion, a 17.45 improvement from last year's P1.09 billion. This was achieved primarily through consistent rental improvements from the Company's shopping centers. Particularly notable are the performances of its four largest malls, the Robinsons Galleria, Robinsons Place-Manila, Robinsons Place-Bacolod, and Robinsons Place-Imus.

The High-Rise Buildings Division recorded realized gross revenues this year amounting to P506.8 million, as against P476.8 million of last year. The Company's housing subsidiaries, Robinsons Homes Inc. and Trion Homes Dev't. Corp., recorded realized gross revenues of P440.8 million, a 109.1% increase from last year's P210.8 million. Accounting for the substantial increase is the good market reception of its projects, which consist of: the Antipolo development, Robinsons Vineyard in Dasmarinas, Cavite, Southsquare Village, Robinsons Highlands in Davao City, Grosvenor Place and Centennial Place in Quezon City.

The hospitality industry as a whole was weak and our hotels were no exception. The Company's Hotels Division reported gross revenues of P745.6 million as against P804.9 million last year, a 7.4% decline. The Group's two main hotels registered lower average occupancy rates with Manila Galleria Suites averaging at 68% this year compared to 70% last year, while the Manila Midtown Hotel averaging at 51%.

Telecommunications revenues rose to P4.82 billion, for the year ended December 31, 2000, or a 31.1% increase from P3.68 billion for the year ended December 31, 1999. DITSI, a wholly-owned subsidiary, contributed P156.6 million in consolidated revenues for the year 2000.

The growth in fixed-line revenues is attributable mainly to the combined effects of (a) growth in the number of telephone lines connected from 269,500 in 1999 to 360,476 in 2000, as well as increased telephone usage resulting form accelerated sales and marketing activities; (b) currency related adjustments in service rates resulting from depreciation of the peso relative to the US dollar; and (c) establishment of additional direct circuits with major foreign administrations which enhanced the international toll revenues generated by DIGITEL. The increase in international toll revenues was partially offset by the negative impact of the decrease in international and accounting settlement rates as well as reduction in IDD rates for calls to certain destination. DITSI's revenue contributions in 2000 primarily consisted of data, internet and other network services.

Operating and general expenses on a consolidated basis for 2000, increased to P1.51 billion, a 14% increase from P1.33 billion last year. The increase is attributable to (a) increase in rental of buildings and facilities, equipment and utilities arising from expansion of the existing telecommunications network; (b) higher employee-related expenses resulting from the growth in manpower resources, enhancement of existing employee compensation and benefit packages and skills training program; (c) increase in maintenance expenses primarily due to increased repairs and maintenance of existing facilities and equipment including the contracted maintenance agreements for computerized systems and (d) incremental costs associated with DIGITEL's sale and marketing thrusts. The increase was offset, in part, by the reduction in professional fees and lower provision for doubtful accounts.

Consolidated depreciation and amortization expense for the year 2000 increased to P2.09 billion, a 13% increase from P1.85 billion last year due to an increase in the Company's depreciable asset base resulting form the completion of major expansion projects in 2000 and continuing investments in telecommunications facilities. DITSI contributed a total depreciation expense of P0.6 million for the year 2000.

Considering the factors mentioned above, DIGITEL generated consolidated operating income of P1.22 billion in 2000, net of DITSI's operating losses of P575 million. This posted a 142% increase from P502.5 million in 1999.

Air Transportation was not consolidated in 2000 because ownership as of this year was less than 50%.

Petrochemicals revenues rose to P3.92 billion for the fiscal year ended September 30, 2000, or a 13.1% increase from P3.47 billion for the fiscal year ended September 30, 1999. Despite improvement in revenues, net loss reached P625.3 million in 2000 from P284.1 million in 1999 mainly due to lower gross profit rate and higher interest charges.

Textiles and garments revenues slightly dropped by 1.4% from P1.82 billion in 1999 to P1.80 billion in 2000. Although textiles showed improvements in revenues by 12.9%, combined revenues still dropped due to reported 36% drop in revenues from garments business. Business operations showed improvements with last year's net loss of P6.7 million turned to a P95.4 million net profit in 2000.

Financial services, Robinsons Savings Bank generated earnings after tax of P42.3 million for the year ended December 31, 2000, an 84.9% increase from the same period last year. Total resources grew to P1.35 billion as of December 31, 2000, while loans improved to P980.6 million. Deposits grew to P674.1 million, a 44.8% growth from P465.4 million in 1999. **JG Summit Capital Markets Corporation** generated revenues of P261.3 million, with total assets of P2.39 billion as of December 31, 2000.

Other Business Interests, Electronics revenues were reported at P619.4 million, significantly higher by 57.7% from last year's P392.7 million. **Printing** revenues were posted at P157.0 million, higher by 34.2% from P117.0 million last year.

Equity in net earnings increased by 30.3% mainly due to take up of equity income in United Industrial Corp., Ltd., Cebu Air Inc. and its power-generation companies First Private Power Corp. and Toledo Power Corp.

FINANCIAL RESOURCES AND LIQUIDITY

2002 vs 2001

As of December 31, 2002, the Company's balance sheet remains solid, with consolidated assets of P145.59 billion, an increase of 3.0% from last year's P141.28 billion. Current ratio stood at 1.11:1. The Company's indebtedness remained manageable with an improvement in net debt to equity to 0.66:1 as of December 31, 2002 from last year's 0.70:1 and debt to equity ratio of 1.43:1, consistent with last year.

Cash & cash equivalents totaled P8.06 billion as of December 31, 2002, up by 132.7% from last year's P3.46 billion. The principal sources of cash were from operating activities amounting to P18.18 billion. The Company's principal uses of cash have been the acquisition of additional plant, property and equipment in connection with the expansion programs of the Company's operating subsidiaries and payment of short-term borrowings. Temporary cash investments, which consist mostly of investments in debt securities, went down by 34.4%. This is due to termination of cash investments to pay-off short-term obligations. Overall, cash and near-cash items (cash and cash equivalents and temporary cash investments) decreased from P20.88 billion to P19.49 billion. The Company does not expect any liquidity problems that may arise in the near future.

Receivables remained flat at P14.36 billion as of December 31, 2002, down by 0.8% from last year's P14.48 billion mainly due to lower trade receivables.

Inventories-net fell by 12.9% from P10.18 billion as of December 31, 2001 to P8.86 billion as of December 31, 2002 as costs of completed high-rise units amounting to P1.63 billion were reclassified to Investment in Real Properties.

Equity investments and advances remained flat with a slight decrease of 2.5% from P17.38 billion in 2001 to P16.94 billion in 2002. Although equity income taken up by the Company during the year amounted to P649.7 million, the account declined due to the offsetting effect of the sale of stake in Toledo Power Corporation and reclassification of advances to receivables.

Investment in real properties-net soared 14.5% from P13.27 billion as of December 31, 2001 to P15.19 billion as of December 31, 2002 due to reclassification of costs of high-rise completed units. Aggressive construction of various mall projects of real estate business of the Company also contributed to the upsurge.

Property, plant and equipment went up by 6.6% from last year's P57.05 billion to P60.79 as of December 31, 2002. The growth was attributable to intensified capital structure build-up of DIGITEL caused by its undertaking into the mobile phone business and due to expansion of URC's packaging and flourmill plant facilities.

Other assets went up by 29.3% from P6.12 billion as of December 31, 2001 to P7.91 billion as of December 31, 2002 mainly due to DIGITEL's investment in escrow account representing US dollar time deposits and money market funds with a foreign bank. This investment is exclusively reserved for GSM-related projects.

Accounts payable grew by 33.6% from P11.55 billion as of December 31, 2001 to P15.44 billion as of December 31, 2002 mainly due to increased payables relative to increased deposit liabilities following the expansion of Robinsons Savings Bank branch network.

Notes payable dropped by 11.8% from P11.34 billion as of December 31, 2001 to P10.00 billion as of December 31, 2002 due to payments of foreign currency denominated short-term borrowings.

Long-term debt, including current portion, decreased slightly by 2.1% from P46.97 billion as of December 31, 2001 to P45.98 billion as of December 31, 2002, as the Company paid outstanding balance of US$ 200 million Global Medium Term Notes in May 2002. The payment, however, was partially offset by the issuance of US$ 100 million medium-term guaranteed note in January 2002 and the additional borrowing from a local bank to finance the expansion of URC's packaging plant facilities.

Total liabilities, excluding minority interest, increased by 4.4% from P76.48 billion as of December 31, 2001 to P79.86 billion as of December 31, 2002.

Minority interest in consolidated subsidiaries dropped by 12.2% from P11.45 billion as of December 31, 2001 to P10.05 billion as of December 31, 2002 due to increase in percentage of ownership of the Company in URC and RLC.

Stockholders' equity stood at P55.68 billion as of December 31, 2002, a 4.4% improvement from last year's P53.35 billion. Book value per share improved from P7.85 a share as of December 31, 2001 to P8.19 a share as of December 31, 2002.

2001 vs 2000

As of December 31,2001, the Company has consolidated assets of P141.28 billion, an increase of 11.5% from P126.68 billion at the end of 2000. Current ratio stood at 1.34:1 compared to 2.27:1 as of year-end 2000.

The Company's principal sources of cash have been net cash provided by operating and financing activities. The Company's principal uses of cash have been the acquisition of additional plant, property and equipment in connection with the expansion programs of the Company's operating subsidiaries and additional equity investments. As of December 31, 2001, the net cash provided by operating and financing activities amounted to P3.60 billion and P7.21 billion, respectively while the net cash used in investing activities amounted to P13.0 billion. Cash and cash equivalents decreased by P2.20 billion from P5.67 billion in 2000 to P3.46 billion as of December 31, 2001. The Company does not anticipate any liquidity problems that may arise in the near future.

Receivables increased 10.3% from P13.13 billion in 2000 to P14.48 billion in 2001. Trade receivables, which accounted for 64% of the total receivables, increased by 39.5% as sales in foods, real estate and telecommunications businesses, likewise increased.

Equity investments and advances increased by 9.9% from P15.81 billion in 2000 to P17.38 billion in 2001. Equity income taken up by the Company during the year amounted to P504.6 million. The Company, through URC, entered into a joint venture with JOYCO Group of Spain with an investment of P100 million. DIGITEL also infused additional investments in its joint venture into a broadband business, DIGITEL Crossing. The Company also entered into other joint ventures in its electronics business namely Cambridge Multi-Chem Electronics Corporation, which is 50% owned by Cambridge Electronics Corporation (CEC) and Cambridge Electronics Europe, Ltd. where CEC has a 20% stake.

Property, plant and equipment increased by 12.9% from P50.53 billion to P57.05 billion. The full consolidation of Cebu Pacific accounted for about P2.4 billion increase in the Company's capital assets. Digitel's continuing investment in telecommunications facilities and equipment pursuant to its cellular mobile business plans also contributed substantially to the increase in the property accounts.

The Company currently anticipates capital expenditures from its operating subsidiaries of about P20 billion in the coming year with more than 50% of which is expected to be used in the Company's venture into the cellular mobile phone business through DIGITEL. URC expects about P4.3 billion capital expenditures to be used in the continuing expansion of the branded consumer foods operations in the Philippines and in the Asian region as well as its feeds, flour and packaging divisions. RLC is currently developing four malls. The Company gives no assurance that the capital expenditure plans will not change or that the amount of capital expenditures for any project or as a whole will not increase in future years from current expectations.

Total liabilities, excluding minority interest, increased by 18.5% from P64.53 billion to P76.48 billion in 2001. As earlier mentioned, the depreciation of the value of the

Philippine peso has affected the Company's leverage. Due to the restatement of the Company's dollar-denominated debt into peso, the Company's long-term debt (including current portion) increased by 1.2%. Gearing ratio stood at 1.09:1 in 2001 compared with 0.98:1 in 2000. Net debt to equity was 0.70:1 in 2001 against 0.57:1 in 2000.

Accounts payable and accrued expenses increased by 12.9% due mainly to increased trade payables as cost of sales and operating expenses increase.

Notes payable went up 243.8% from P3.38 billion in 2000 to P11.34 billion in 2001 to meet increased working capital requirements. About 36% of the total short-term borrowings were hedged against the Company's temporary cash investments.

Stockholders' equity amounted to P53.35 billion in 2001 from P50.73 billion in 2000. Book value per share was at P7.85 a share as of year-end 2001.

2000 vs 1999

As of December 31,2000, the Company has consolidated assets of P126.68 billion, an increase of 13.4% from P111.70 billion at the end of 1999. Current ratio stood at 2.27:1 compared to 2.80:1 as of year-end 1999.

The Company's principal sources of cash have been net cash provided by financing activities. The Company's principal uses of cash have been the acquisition of additional plant, property and equipment in connection with the expansion programs of the Company's operating subsidiaries and the making of additional equity investments. As of December 31, 2000, the net cash provided by financing activities amounted to P8.87 billion while the net cash used in operating and investing activities amounted to P7.87 billion and P12.02 billion, respectively. Cash and cash equivalents decreased by P11.01 billion from P16.68 billion in 1999 to P5.67 billion as of December 31, 2000. The Company does not anticipate any liquidity problems that may arise in the near future.

Equity investments and advances increased by 18.6% from P13.34 billion in 1999 to P15.81 billion in 2000. Equity income taken up by the Company during the year amounted to P939.3 million. The Company increased its interests in UIC, Ltd. from 23% to 24% as of 2000. Also in 2000, the Company has entered into a Joint Venture Agreement with five (5) other conglomerates in the establishment of a business-to-business (B2B) electronic purchasing exchange under the name Bayan Trade Dotcom, Inc. The Company also has investments in other Information Technology (IT) related service companies such as Summit Internet Investments, Inc. during the year.

Property, plant and equipment increased by 12.1% from P45.08 billion to P50.53 billion. Digitel's continuing investment in telecommunications facilities and equipment pursuant to its expansion contributed substantially to the increase in the property accounts as well as the consolidation of the properties of URC's regional operations.

The Company currently anticipates capital expenditures from its operating subsidiaries. URC expects about P1.9 billion capital expenditures to be used in the continuing expansion of the branded consumer foods operations in the Philippines and in the Asian region. In 2000, Digitel's capital expenditures amounted to P2.0 billion and expects an increase for 2001 due to its network expansion and enhancement. RLC is currently developing four malls, three high-rise buildings and a hotel, which are all expected to be completed within the year. The Company gives no assurance that the capital expenditure plans will not change or that the amount of capital expenditures for any project or as a whole will not increase in future years from current expectations.

Total liabilities, excluding minority interest, increased by 17.9% from P54.71 billion to P64.53 billion in 1999. Accounts payable and accrued expenses increased by 12.4% from P9.10 billon to P10.23 billion attributed to increased trade payables relative to the increase in cost of sales and operating expenses. Short-term borrowings, under notes payable account, increased 70% due to additional peso bank borrowings made during the year.

As earlier mentioned, the depreciation of the value of the Philippine peso has affected the Company's leverage. Due to the restatement of the Company's dollar-denominated debt into peso, the Company's long-term debt (including current portion) increased by 13.5%. Debt-to-equity ratio stood at 1.04:1 in 2000 compared with 0.96:1 in 1999.

Stockholders' equity amounted to P50.73 billion in 2000 against P46.79 billion in 1999. The increase in paid up capital arose from the issuance of the last tranche of the stock rights offering during the year. Book value per share was at P8.21 a share as of year-end 2000.

PROSPECTS FOR NEXT YEAR

Over the next years, the Company expects to invest the bulk of its capital expenditures on fast-growing industries with large targetable markets, specifically wireless communications and data, commercial malls and regional branded consumer foods. Additional capital expenditures in the Company's other business units are expected to be more limited due to greater opportunities within these business units to continue increasing asset utilization and expanding returns on capital employed.

DISCLOSURE OF EFFECTS OF PESO DEPRECIATION AND OTHER CURRENT EVENTS

Refer to Management Discussion and Analysis on pages 27-41 of this report and Note 10 of the Consolidated Financial Statements.

Item 7. Financial Statements

The Consolidated financial statements and schedules listed in the accompanying Index to Financial Statements and Supplementary Schedules (pages 56-93) are filed as part this Form 17-A.

Item 8. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

NONE.

PART III - CONTROL AND COMPENSATION INFORMATION

Item 9. Directors and Executive Officers of the Registrant

DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The names and ages of directors and executive officers of the Company are as follow:

1. DIRECTORS		
Director, Chairman Emeritus	John Gokongwei, Jr.	76
Director, Chairman and Chief Executive Officer	James L. Go	63
Director, Vice Chairman of the Board	Johnson L. Robert Go, Sr.	68
Director, President and Chief Operating Officer	Lance Y. Gokongwei	36
Director, Senior Vice President	Ignacio Gotao	74
Director	Lily G. Ngochua	71
Director	Patrick Henry C. Go	32
Director	Gabriel C. Singson	74
Director(Independent)	Wilfrido C. Tecson	80
Director (Independent)	Ricardo J. Romulo	70
Director (Independent)	Cornelio T. Peralta	69
2. MEMBER OF ADVISORY BOARD		
Member of Advisory Board	Octavio V. Espiritu	59
Member of Advisory Board	Oscar S. Reyes	56
Member of Advisory Board	Aloysius B. Colayco	53
Member of Advisory Board	Washington SyCip	81
3. EXECUTIVE OFFICERS		
Senior Vice President/Chief Financial Officer- Treasurer	Eugenie ML. Villena	54
Senior Vice President and Corporate Controller	Constante T. Santos	54
Corporate Secretary	Emmanuel C. Rojas, Jr.	67

All of the above directors and officers have served their respective offices since the Company's formation in 1990 except for the following: Mr. John Gokongwei, Jr., Mr. James L. Go and Mr. Lance Y. Gokongwei who were appointed Chairman Emeritus, Chairman and Chief Executive Officer, and President and Chief Operating Officer, respectively, effective January 1, 2002; Mr. Gabriel C. Singson who was elected in August 1999; Mr. Patrick Henry C. Go who was appointed in January 2000; and Messrs. Ricardo J. Romulo and Cornelio T. Peralta who were elected in July 2000. Among the members of the Advisory Board, Mr. Octavio V. Espiritu was appointed in November 2000 while

Messrs. Oscar S. Reyes, Aloysius B. Colayco and Washington Sycip were appointed in August 2001.

Messrs. Wilfrido C. Tecson, Ricardo J. Romulo and Cornelio T. Peralta are the "Independent Directors" of the Company as defined under SRC Rule 38.1.

The directors of the Company are elected at the annual stockholders' meeting to hold office until the next succeeding annual meeting and until their respective successors have been elected and qualified.

Officers are appointed or elected annually by the Board of Directors. Appointed or elected officers are to hold office until a successor shall have been elected, appointed or shall have qualified.

Directors
A brief description of the directors' and executive officers' business experience and other directorships held in other reporting companies are provided as follows:

1. **John Gokongwei, Jr**., 76, , is the founder of JG Summit Holdings, Inc. (JGSHI) and Chairman Emeritus effective January 1, 2002. He had been Chairman of the Board of Directors and Chief Executive Officer of JGSHI until his retirement and resignation from this position effective December 31, 2001. He continues to be a member of the Board of Directors of JGSHI and certain of its subsidiaries. He also continues to be a member of the Executive Committee of JGSHI and is Chairman Emeritus of certain of its subsidiaries. He is currently the Chairman of the Gokongwei Brothers Foundation, Inc. (GBFI); Deputy Chairman and Director of United Industrial Corporation, Ltd. (UIC) and Singapore Land, Ltd. (Singland), and a director of JG Summit Capital Markets Corporation (JGSCMC), Digital Telecommunications, Phils. Inc. (DIGITEL) and Oriental Petroleum and Minerals Corporation (OPMC). He is also a non-executive director of A. Soriano Corporation and Philex Mining Corporation.

2. **James L. Go.,** 63, is the Chairman and Chief Executive Officer of JG Summit Holdings, Inc. (JGSHI). He has been President and Chief Operating Officer of JGSHI and was elected to the position of Chairman and Chief Executive Officer effective January 1, 2002 upon the resignation of Mr. John Gokongwei, Jr. from this position. As Chairman and Chief Executive Officer, he heads the Executive Committee of JGSHI. He is currently the Chairman and Chief Executive Officer of Universal Robina Corporation (URC), Robinsons Land Corporation (RLC), JG Summit Petrochemical Corporation (JGSPC), Manila Midtown Hotels and Land Corporation (MMHLC), Litton Mills, Inc. (LMI), CFC Corporation (CFC), Universal Robina Sugar Milling Corporation (URSUMCO), Southern Negros Development Corporation (SONEDCO), Robinsons, Inc. and OPMC. He is also President of GBFI and a director of DIGITEL, First Private Power Corporation, Bauang Private Power Corporation, OPMC, Cebu Air, Inc., Panay Electric Co., UIC, Singland, Marina Center Holdings, Inc. and JGSCMC.

3. **Johnson Robert L. Go,** 68, is Vice Chairman of JG Summit Holdings, Inc. (JGSHI) and has been Executive Vice President since its formation in 1990. He is also Vice Chairman of the Board of Directors and Executive Vice President of URC. He is also the Vice Chairman of DIGITEL, the President and Chief Operating Officer of URSUMCO. He is the President of MMHLC, Vice Chairman and Executive Vice President of CFC. He is also a director of RLC, JGSPC, JGSCMC and a trustee of the Gokongwei Brothers Foundation, Inc.

4. **Lance Gokongwei,** 36, is the President and Chief Operating Officer of JG Summit Holdings, Inc. (JGSHI). He has been Executive Vice President of JGSHI and was elected

President and Chief Operating Officer effective January 1, 2002 upon the resignation of Mr. James L. Go from this position. He is also President and Chief Operating Officer of URC, RLC, JGSPC and LMI. He is also President and Chief Executive Officer of Cebu Air, Inc. and DIGITEL, Chairman and Chief Executive Officer of Robinsons Savings Bank (RSB), President of Digital Information Technology Services, Inc. (DITSI), Vice Chairman of JGSCMC, UIC, and Singland, and is trustee, secretary and treasurer of GBFI.

5. Ignacio Gotao, 74, is a director and Senior Vice President of JG Summit Holdings, Inc. He is also a director of RLC and CFC Corporation and a director and Senior Vice President of Manila Midtown Hotels and Land Corporation.

6. Lily Ngochua, 71, , has been a director of JG Summit Holdings, Inc. since its formation in 1990. She is responsible for overseeing the Company's hotel and agro-industrial business in Cebu. She also supervises the purchasing and treasury departments of the URC Biscuit and Noodle Plants in Cebu and handles the treasury and accounting functions of the retail business in Cebu.

7. Patrick Henry C. Go, 32, is a director of JGSHI. He is also a director and Vice President of URC and a director of RLC, CFC, JG Cement Corporation, RSB and JGSPC where he is also First Vice President for Sales and Marketing. He is likewise a trustee of GBFI.

8. Gabriel C. Singson, 74, has been a director and Senior Adviser of JG Summit Holdings, Inc. since 1999. He is the Chairman of the Board of Directors and President of JG Summit Capital Markets Corporation, director of United Industrial Corporation, Ltd., Multinational Finance Group Ltd., Summit Forex Brokers Corporation, Summit Point Corporation, and a trustee of the Gokongwei Brothers Foundation, Inc. and of the Tan Yan Kee Foundation. He is also Chairman Emeritus of Philippine Airlines and Chairman of Great Pacific Life Insurance. He was former Governor of the Bangko Sentral ng Pilipinas (1993-1999) and President of the Philippine National Bank (1992-1993).

9. Wilfrido Tecson, 80, has been a non-executive director of JG Summit Holdings, Inc. since its inception in 1990. He is a director of Robinsons Land Corporation, Lepanto Consolidated Mining Corporation and International Exchange Bank and a Member of the Board of Trustees of the Asian Institute of Management and Far Eastern University. He previously served as the President and Chief Executive Officer of Solidbank Corporation and as Vice Chairman and Co-Chairman of the Executive Committee of Equitable Banking Corporation.

10. Ricardo J. Romulo, 70, was elected director of the Company on July 26, 2000. He is a Senior Partner in Romulo, Mabanta, Buenaventura, Sayoc & De Los Angeles Law Office. Mr. Romulo is also Chairman of BASF Philippines, Inc., Federal Phoenix Assurance Company, Inc., Digital Telecommunications Phils., Inc. and InterPhil Laboratories, Inc. He is a director of SM Development Corporation, Philippine American Life and General Insurance Company, Planters Development Bank, IBM Philippines, Inc. and Zuellig Pharma Corporatio

11. Cornelio Peralta, 69, was elected director of the Company on July 26, 2000. He is a director of Kimberly Clark Phils. Inc., University of the East, UERM Medical Center, Inc., Makati Commercial Estate Association, Inc., Wan Hai Lines Philippines Inc., and of CEOs Inc. where he is also one of the incorporators. He is also appointed Consultant of Madrigal Pacific Carriers, Inc., Interim Receiver of the Uniwide Group of Companies and Chairman of the Management Committee of Pacific East Asia Cargo Airlines, Inc. He was formerly Chairman, CEO and President of Kimberly Clark Philippines, Inc. and former President of P T Kimsari Paper Indonesia.

Members of Advisory Board

1. **Octavio Espiritu,** 59, is a member of the advisory board of JG Summit Holdings, Inc. appointed in November 2000 and currently sits as a director of Bank of the Philippine Islands, International Container Terminal Services, Inc., Investment and Capital Corporation of the Philippines, Manila Electric Company, and SM Development Corporation. He is also Chairman of DELPHI Group, Inc. and Chairman and President of MAROV Holding Company, Inc. He is the Chairman of the Board of Trustees and of the Finance Committee of the Ateneo de Manila University; Member of the Board of Trustees, Vice President and Treasurer of Ma. Montessori Foundation, Inc.; and Member of the Board of Trustees of Philippine Center for Population Development, Inc. He is a three-term former President of the Bankers Association of the Philippines and former President and Chief Executive Officer of Far East Bank and Trust Company.

2. **Oscar S.Reyes,** 56, was appointed to the advisory board of JG Summit Holdings, Inc. in August 2001 and is a director of Universal Robina Corporation. He is also a director of the major Shell companies in the Philippines, namely: Pilipinas Shell Petroleum Corporation and Shell Phils. Exploration B.V. He was Country Chairman and Chief Executive Officer of various Shell companies in the Philippines after holding various positions in the institution worldwide. He was Chairman of the Philippine Institute of Petroleum, Inc. and Director and Treasurer of the Management Association of the Philippines, trustee of Philippine Business for Social Progress, Philippine Business for the Environment and Asia-Europe Foundation of the Phils., Inc. He is the United Nations National Ambassador for HIV-AIDS in the Philippines.

3. **Aloysius B. Colayco**, 53, was appointed to the advisory board of JG Summit Holdings Inc. in August 2001 and is presently the Country Chairman for the Jardine Matheson Group in the Philippines. He is also managing director of Argosy Partners, a private equity firm. He is Chairman of Republic Cement, director of WGA, and director of the Genesis Emerging Markets Fund, a London listed investment fund. Previously, Mr. Colayco was president of AIG Investment Corporation in New York, the AIG subsidiary responsible for managing the Group's investment portfolios outside the US (primarily Europe, Asia, Latin America, the Middle East and Africa).

4. **Washington SyCip**, 81, was appointed to the advisory board of JG Summit Holdings, Inc. in August 2001 and is the founder of The SGV Group, a firm of auditors and management consultants, with operations throughout East Asia. He is also Chairman, Board of Trustees and Governors of the Asian Institute of Management, Chairman of the Asia Pacific Advisory Committee of the New York Stock Exchange, member of Board of Overseers, Columbia University's Graduate School of Business and member of the Advisory Committee of American International Group and Harvard University Asia Center. He received the Management Man of the Year conferred by the Management Association of the Philippines and Ramon Magsaysay Award for International Understanding.

Executive Officers

1. **Eugenie ML Villena,** 54 is Senior Vice President and Chief Financial Officer-Treasurer of JG Summit Holdings, Inc. where she is responsible for finance and treasury operations. She is also Senior Vice President–Chief Financial Officer of URC. Prior to joining the Company, she worked for Bancom Development Corporation, Philippine Pacific Capital Corporation and Pacific Basin Securities, Co., Inc. She is a member of the Financial Executives Institute of the Philippines.

2. Constante T. Santos, 54 is Senior Vice President–Controller of JG Summit Holdings, Inc. where he is responsible for accounting and other controllership functions. He is also Senior Vice President–Comptroller of URC and RLC. Prior to joining the Group, he practiced public accounting with SyCip, Gorres, Velayo & Co. in the Philippines and Ernst & Whinney in the United States. He is a member of the Philippine Institute of Certified Public Accountants.

3. Emmanuel C. Rojas, Jr., 67, is a Consultant and Corporate Secretary of the Company. He is also a Consultant and Corporate Secretary of URC, RLC, CFC Corporation and JG Summit Petrochemical Corporation. Mr. Rojas retired from his position as First Vice President for Tax Administration under the compulsory retirement policy of the Company upon reaching the age of 60. He also served in various other head positions in administration, audit, controllership, and treasurership for the Company and its other subsidiaries. A Certified Public Accountant, Mr. Rojas practiced with Fleming and Williamson and SyCip, Gorres, Velayo & Co. prior to joining the Group in 1962.

SIGNIFICANT EMPLOYEE

There are no persons who are not executive officers of the Company who are expected to make a significant contribution to the business.

INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS WHICH OCCURRED DURING THE PAST FIVE YEARS.

None.

FAMILY RELATIONSHIPS

1. Messrs. James L. Go and Johnson Robert Go are brothers of John Gokongwei, Jr.
2. Mr. Lance Y. Gokongwei is the son of John Gokongwei, Jr.
3. Ms. Lily Ngochua is the sister of John Gokongwei, Jr.
4. Mr. Patrick Henry C. Go is the nephew of John Gokongwei, Jr.

Item 10. Executive Compensation

The aggregate compensation of executive officers and directors of the Company for the last 3 years and projected for the ensuing year (2003) are as follows:

	ACTUAL					
	Salary	Bonus	Others	2002 Total	2001	2000
A. CEO and Four (4) most highly compensated Executive officer	P35,571,518	P1,973,500	P1,540,000	P39,085,018	P42,250,523	P39,891,497
All directors and executive officers as a group unnamed	P42,034,278	2,434,790	P2,500,000	P46,969,068	P47,242,205	P48,376,025

	PROJECTED 2003			
	Salary	Bonus	Others	Total
A. CEO and Four (4) most highly compensated Executive officer	P38,239,382	P2,069,013	P1,655,500	P41,963,894
All directors and executive officers as a group unnamed	P45,186,849	P2,617,399	P2,687,500	P50,491,748

The following are the five (5) highest compensated directors/or executive officers of the Company; 1. Chairman Emeritus- John Gokongwei, Jr.; 2. Director, Vice Chairman and Executive Vice President - Johnson Robert L. Go; 3. Director, Chairman and CEO – James L. Go; 4. Director, President and COO– Lance Y. Gokongwei; and 5. Director, – Patrick Henry C. Go.

Standard or Other Arrangements Pursuant to which any Director of the Company was Compensated

Each of the Directors of the Company are paid a director's fee of P8,000 for every board meeting attended.

Terms and Conditions of any Employment Contract or any Compensatory Plan or Arrangement between the Company and the Executive Officers.

None.

Outstanding Warrants or Options Held by the Company's CEO, the Executive Officers and Directors.

None.

Item 11. Security Ownership of Certain Beneficial Owners and Management

As of December 31, 2002, the Company is not aware of anyone who beneficially owns in excess of 5% of JG Summit's capital stock except as set forth in the table below:

(1) SECURITY OWNERSHIP OF CERTAIN RECORD AND BENEFICIAL OWNERS

Class	Names and Addresses of Record/beneficial owner	Amount and nature Record/beneficial Ownership("r"or"b")		% to Total
Common	John Gokongwei, Jr.	1,875,481,099[1]	R	27.59
Common	Gokongwei Brothers Foundation, Inc. [2]	1,129,135,267	R	16.61
Common	Equitable PCI Bank No. 203-78848-4[3]	1,033,319,225		15.20
Common	PCD Nominee Corporation (Filipino) [4]	801,749,830		11.80

1 Sum of shares in the name of "John Gokongwei, Jr." and "John Gokongwei, Jr. and/or Lance Gokongwei" for 1,734,450,649 and 141,030,450 shares, respectively.

2 Gokongwei Brothers Foundation, Inc. (the "Foundation") is a non-stock, non-profit corporation organized by the irrevocable donation by the incorporators, who are also Trustees of the Foundation, of JG Summit Holdings, Inc. shares. Under the Articles of Incorporation and By-Laws of the Foundation, except for salaries of employees and honoraria of consultants and similar expenses for actual services rendered to the Foundation or its projects, no part of the corpus or its income and increments shall benefit or be used for the private gain of any member, trustee, officer or any juridical or natural person whatsoever. The Chairman of the Board of Trustees shall exercise exclusive power and authority to represent and vote for any shares of stock owned by the Foundation in other corporate entities. The incumbent Chairman of the Board of Trustees of the Foundation is Mr. John Gokongwei, Jr.

3 Equitable PCI Bank is the trustee of this trust account. The securities are voted by the trustee's designated officers who are not known to the Company.

4 PCD Nominee Corporation, a wholly-owned subsidiary of Philippine Central Depository, Inc. ("PCD"), is the registered owner of the shares in the books of the Company's transfer agent in the Philippines. The beneficial owners of such shares are PCD Participants, who hold the shares on their behalf, and their clients. PCD is a private company organized by the major institutions actively participating in the Philippine capital markets to implement an automated book-entry system of handling securities transactions in the Philippines. Out of this account, ING Securities (Phils.), Inc. holds for various trust accounts 620,776,162 shares representing 9.13% of the Company's outstanding capital stock as of December 31, 2002. The securities are voted by the trustee's designated officers who are not known to the Company.

(2) SECURITY OWNERSHIP OF MANAGEMENT AS OF DECEMBER 31, 2002:

Class	Names of shareholder	Position	Amount and nature of Ownership	% to Total
A. Executive Officers and Directors				
Common	John Gokongwei, Jr. [3]	Chairman Emeritus	1,875,481,099[1]	27.59
Common	James L. Go [3]	Chairman and CEO, Director	194,843,656	2.87
Common	Johnson Robert L. Go[3]	Vice Chairman, Director	239,669,172	3.53
Common	Lance Y. Gokongwei[3]	President and COO, Director	235,785,184[2]	3.47
Common	Patrick Henry C. Go[3]	Director	93,500	0.00
Common	Lily Ngochua	Director	74,391,775	1.09
Common	Ignacio Gotao	SVP, Director	29,882,114	*
Common	Gabriel C. Singson	Director	1	*
Common	Wilfrido C. Tecson	Director (Independent)	1,568,689	*
Common	Ricardo J. Romulo	Director (Independent)	1	*
Common	Cornelio T. Peralta	Director (Independent)	11,000	*
	Total		2,651,726,191	39.02
	Other Officers		0	0
All directors and executive officers as a group unnamed			2,651,726,191	39.02

1 Sum of shares in the name of "John Gokongwei, Jr. " and "John Gokongwei, Jr. and/or Lance Gokongwei" for 1,734,450,649 and 141,030,450 shares, respectively. (See List of Top 20 Stockholders on page 27).

2 Sum of shares in the name of "Lance Gokongwei. " and "Lance Y. Gokongwei &/or Elizabeth Gokongwei" for 939,904 and 234,845,280 shares, respectively.

3 Chief Executive Officer and four most highly compensated named executive officers as of December 31, 2002.

* Less than 1%.

(3) VOTING TRUST HOLDERS OF 5% OR MORE

As of December 31, 2002, we are not aware of any person/s who hold/s more than 5% of a class under a voting trust or similar agreement.

(4) CHANGES IN CONTROL

None

Item 12. Certain Relationships and Related Transactions

The Company and its subsidiaries and affiliates, in their regular conduct of business, have engaged in transactions with each other and with other affiliated companies, consisting principally of sales, purchases and advances made and obtained.

PART IV - EXHIBITS AND SCHEDULES

Item 13. Exhibits and Reports on SEC Form 17-C

(a) Exhibits - See accompanying Index to Exhibits

The other exhibits, as indicated in the Index to Exhibits are either not applicable to the Company or require no answer.

(b) Reports on SEC Form 17-C

The following are the reports filed on SEC Form 17-C during the last six months prior to December 31, 2002:

Date of Report	Items Reported
	Acquisition by Express Holdings, Inc. of additional shares of Robinsons Land Corporation, Universal Robina Corporation and JG Summit Holdings, Inc. covered by SEC Form 17-C dated as follows:
	August 1, 2002, August 29, 2002, September 5, 2002, September 9, 2002, September 30, 2002, October 2, 2002, October 4, 2002, October 17, 2002, October 18, 2002 and October 25, 2002.
July 1, 2002	Request for explanation of failure to immediately clarify PSE request for clarification re First Pacific.
July 11, 2002	Press Release entitled "JG Summit, Marubeni to infuse P6.5B more into petrochem firm.
July 12, 2002	Request for reconsideration of PSE's imposition of penalty for late reply of PSE's disclosure request.
July 24, 2002	Resolutions approved by the Board re conversion of debt into equity.
July 24, 2002	Resolutions approved by the Board re First Pacific Company Limited.
July 24, 2002	Notice of cash dividend declaration.
July 25, 2002	Comment on SEC letter addressed to Mr. John Gokongwei, Jr. dated July 25, 2002.
August 2, 2002	Reply to SEC letter dated July 19, 2002 re comments on Definitive Information Statement.
August 5, 2002	Request for reconsideration of PSE Board's resolution of July 30, 2002.
August 14, 2002	Election of Directors.
August 14, 2002	Election of Officers, Members of Executive Committee and Members of Advisory Board.

Date of Report	Items Reported
August 14, 2002	Press Release "JG Summit Posts Record Revenue and Earnings Performance".
August 16, 2002	Letter to PSE dated August 16, 2002 in reply to PSE letter dated August 13, 2002 re events connected with agreement between First Pacific Company Limited and the Gokongwei Group.
September 5, 2002	Letter to PSE dated September 3, 2002 with reference to JGSHI's letter to the PSE dated August 16, 2002 in reply to PSE letter dated August 13, 2002 re events connected with agreement between First Pacific Company Limited and the Gokongwei Group.
September 23, 2002	Sale and acquisition by directors John Gokongwei, Jr. and Lance Y. Gokongwei of shares in JG Summit Holdings, Inc.
October 9, 2002	Reply to SEC letter dated September 25, 2002 addressed to Mr. John Gokongwei, Jr. re Report by Owner of More Than Five Percent (SEC Form 18-A).
October 21, 2002	Termination of services of BPI as Transfer Agent of the Corporation and the appointment of Equitable PCI Bank as the new stock transfer and dividend paying agent.
November 14, 2002	News Release entitled "JG Summit Posts Record Revenue and Earnings Performance".
December 5, 2002	Effectivity of appointment of Equitable PCI Bank as the Company's Stock Transfer and Dividend Paying Agent.
December 17, 2002	Creation of Committees required under the Corporate Governance Manual, Appointment of Members and Appointment of Compliance Officer.

SIGNATURES

Pursuant to the requirements of Section 17 of the Code and Section 141 of the Corporation Code, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of PASIG CITY on ________, 2003.

By:



JAMES L. GO
Chairman of the Board and
Chief Executive Officer
(acts as Principal Financial Officer)



LANCE Y. GOKONGWEI
President and
Chief Operating Officer



CONSTANTE T. SANTOS
Senior Vice President and
Corporate Controller



EMMANUEL C. ROJAS, JR.
Corporate Secretary

SIGNATURES

Pursuant to the requirements of Section 17 of the Code and Section 141 of the Corporation Code, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of PASIG on April 14, 2003.

By:



JAMES L. GO
Chairman of the Board and
Chief Executive Officer
(acts as Principal Financial Officer)



LANCE Y. GOKONGWEI
President and
Chief Operating Officer



CONSTANTE T. SANTOS
Senior Vice President and
Corporate Controller



EMMANUEL C. ROJAS, JR.
Corporate Secretary

APR 14 2003

SUBSCRIBED AND SWORN to before me this _____ day of April 2003 affiant(s) exhibiting to me his/their Residence Certificates, as follows:

NAMES	CTC NO.	DATE OF ISSUE	PLACE OF ISSUE
John Gokongwei, Jr.	21184011	January 30, 2003	Pasig City
James L. Go	21184014	January 30, 2003	Pasig City
Johnson Robert Go	21184013	January 30, 2003	Pasig City
Lance Gokongwei	21184012	January 30, 2003	Pasig City
Patrick Henry C. Go	21209769	February 20, 2003	Pasig City
Constante T. Santos	21207611	February 18, 2003	Pasig City
Emmanuel C. Rojas, Jr.	21580899	February 14, 2003	Quezon City

JOEL G. CORDOLA
Notary Public
Notary Public
Until December 31, 2003
PTR No. 3720247, 1-02-03, Q.C.

Doc. No. 221
Book No. 44
Page No. 47
Series of 2003

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES
INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES

FORM 17-A, Item 7

*** These schedules which are required by part IV (e) of RSC Rule 68, have been omitted because they are either not required, not applicable of the information required to be presented is included in the Company's consolidated financial statements or notes to consolidated financial statements.**



JG SUMMIT
HOLDINGS, INC.

43rd FLOOR ROBINSONS PCIBANK TOWER ADB AVE., COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 • FAX NO.: 633-9387 OR 633-9207

STATEMENT OF MANAGEMENT'S RESPONSIBILITY

Securities and Exchange Commission
SEC Building, EDSA, Greenhills
Mandaluyong City

The management of JG Summit Holdings, Inc. and Subsidiaries is responsible for all information and representations contained in the consolidated financial statements as of December 31, 2002 and 2001 and for each of the three years in the period ended December 31, 2002. The consolidated financial statements have been prepared in conformity with generally accepted accounting principles in the Philippines and reflect amounts that are based on the best estimates and informed judgement of management with an appropriate consideration to materiality.

In this regard, the management maintains a system of accounting and reporting which provides for the necessary internal control to ensure that transactions are properly authorized and recorded, assets are safeguarded against unauthorized use or disposition and liabilities are recognized. The management likewise discloses to the Company's audit committee and to its external auditors: (i) all significant deficiencies in the design or operation of internal controls that could adversely affects its ability to record , process, and report financial data; (ii) material weaknesses in the internal controls; and (iii) any fraud that involves management or other employees who exercise significant roles in internal controls.

The Board of Directors reviews the consolidated financial statements before such statements are approved and submitted to the stockholders of the Company.

Sycip, Gorres, Velayo and Co., the independent auditors appointed by the stockholders, have examined the consolidated financial statements of the Company and its subsidiaries in accordance with generally accepted auditing standards in the Philippines and have expressed their opinion on the fairness of presentation upon completion of such examination, in its report to the Board of Directors and stockholders.



James L. Go
Chairman and
Chief Executive Officer



Lance Y. Gokongwei
President and
Chief Operating Officer



Constante T. Santos
Senior Vice President -
Corporate Controller

SGV & Co

SyCip Gorres Velayo & Co.
6760 Ayala Avenue
1226 Makati City
Philippines

Phone: (632) 891-0307
Fax: (632) 819-0872
www.sgv.com.ph

BOA/PRC Reg. No. 0001

Report of Independent Auditors

The Stockholders and the Board of Directors
JG Summit Holdings, Inc.
43rd Floor, Robinsons-Equitable Tower
ADB Avenue corner Poveda Road, Pasig City

We have audited the accompanying consolidated balance sheets of JG Summit Holdings, Inc. and Subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the Philippines. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of JG Summit Holdings, Inc. and Subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the Philippines.



A. B. CABAL
Partner
CPA Certificate No. 15534
Tax Identification No. 105-342-543
PTR No. 7612544
January 2, 2003
Makati City

April 3, 2003

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31 2002	2001
ASSETS		
Current Assets		
Cash and cash equivalents (Note 3)	**₱8,059,423,759**	₱3,463,648,848
Temporary investments - net (Note 4)	**11,432,646,764**	17,417,207,101
Receivables - net (Notes 5 and 23)	**14,362,951,580**	14,477,520,278
Inventories - net (Note 6)	**8,864,082,830**	10,181,742,930
Other current assets (Notes 7 and 21)	**2,042,219,435**	1,933,160,147
Total Current Assets	**44,761,324,368**	47,473,279,304
Investments in Associates and Advances - net (Notes 8 and 23)	**16,943,270,923**	17,377,134,744
Investments in Real Properties - net (Note 9)	**15,187,689,347**	13,266,709,515
Property, Plant and Equipment - net (Notes 10 and 14)	**60,793,222,065**	57,051,386,529
Other Assets (Notes 8, 11, 14 and 21)	**7,909,302,879**	6,115,271,146
	₱145,594,809,582	₱141,283,781,238
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable and accrued expenses (Note 12)	**₱15,437,206,968**	₱11,550,358,214
Notes payable (Notes 13)	**9,996,505,025**	11,340,487,696
Current portion of long-term debt (Notes 10 and 14)	**12,742,537,441**	10,498,883,352
Estimated land development costs	**317,578,875**	607,226,102
Income tax payable	**136,716,513**	416,473,578
Customers' deposits and other current liabilities (Note 21)	**1,681,568,616**	1,089,046,081
Total Current Liabilities	**40,312,113,438**	35,502,475,023
Estimated Liability for Aircraft Maintenance	**950,206,593**	865,638,385
Long-term Debt - net of current portion (Notes 10 and 14)	**33,242,861,948**	36,475,924,478
Due to Affiliated Companies and Other Liabilities (Notes 21 and 23)	**4,976,613,273**	3,004,229,257
Deferred Credits (Note 15)	**381,873,097**	630,892,732
Total Liabilities	**79,863,668,349**	76,479,159,875
Minority Interest in Consolidated Subsidiaries	**10,048,620,337**	11,450,714,315
Stockholders' Equity (Notes 16 and 27)		
Paid-up capital	**12,856,988,094**	12,856,988,094
Accumulated translation adjustment	**894,923,390**	719,875,338
Retained earnings	**42,652,457,701**	40,498,891,905
Treasury shares	**(721,848,289)**	(721,848,289)
Total Stockholders' Equity	**55,682,520,896**	53,353,907,048
	₱145,594,809,582	₱141,283,781,238

See accompanying Notes to Consolidated Financial Statements.

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

	Years Ended December 31		
	2002	2001	2000
REVENUES			
Food	**₱21,152,115,832**	₱18,883,254,049	₱15,705,503,256
Telecommunications	**5,602,910,636**	6,516,975,445	4,822,972,288
Air transportation	**5,157,918,072**	3,761,551,289	–
Petrochemicals	**4,348,919,250**	3,962,657,840	3,922,162,411
Real estate and hotels	**3,853,388,773**	3,406,688,426	3,020,041,492
Textiles	**2,175,348,458**	2,064,567,888	1,800,181,165
Other supplementary businesses	**687,623,350**	997,030,777	833,253,439
Equity in net earnings of associates (Note 8)	**649,724,910**	504,645,402	939,259,667
Interest, investment and other income	**4,669,232,545**	4,087,758,527	3,396,788,647
	48,297,181,826	44,185,129,643	34,440,162,365
COST AND EXPENSES			
Cost of sales and services (Note 17)	**27,854,475,800**	24,222,977,703	18,800,158,784
Operating and other expenses (Notes 18 and 20)	**11,896,666,523**	11,660,684,465	8,054,291,889
Interest expense (Notes 13 and 14)	**4,848,805,188**	4,669,091,313	4,247,953,002
	44,599,947,511	40,552,753,481	31,102,403,675
NET OPERATING INCOME	**3,697,234,315**	3,632,376,162	3,337,758,690
OTHER INCOME (EXPENSES) - net (Notes 8 and 19)	**(556,852,234)**	(191,701,801)	505,106,275
INCOME BEFORE PROVISION FOR INCOME TAX AND MINORITY INTEREST IN NET INCOME (LOSS) OF SUBSIDIARIES	**3,140,382,081**	3,440,674,361	3,842,864,965
PROVISION FOR INCOME TAX (Notes 21 and 24)	**839,230,786**	950,594,903	775,002,227
INCOME BEFORE MINORITY INTEREST IN NET INCOME (LOSS) OF SUBSIDIARIES	**2,301,151,295**	2,490,079,458	3,067,862,738
MINORITY INTEREST IN NET INCOME (LOSS) OF SUBSIDIARIES	**(56,330,297)**	180,226,095	86,358,406
NET INCOME	**₱2,357,481,592**	₱2,309,853,363	₱2,981,504,332
Earnings Per Share* (Note 22)			
Basic	**₱0.35**	₱0.34	₱0.44
Diluted	–	–	–

* The EPS computation in 2000 was adjusted to reflect the retroactive effect of the 10% stock dividends declared on July 25, 2001. The effect of assumed conversion of convertible bonds in 2002, 2001 and 2000 EPS computation is anti-dilutive.

See accompanying Notes to Consolidated Financial Statements.

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Years Ended December 31					
	2002		2001		2000	
	In Shares	Amounts	In Shares	Amounts	In Shares	Amounts
CAPITAL STOCK - ₱1 par value						
Authorized	**14,850,800,000**	**₱14,850,800,000**	14,850,800,000	₱14,850,800,000	14,850,800,000	₱14,850,800,000
Issued:						
Balance at beginning of year	**6,895,273,657**	**6,895,273,657**	6,277,347,185	6,277,347,185	5,762,116,765	5,762,116,765
Additional issuance	–	–	–	–	515,230,420	515,230,420
Stock dividends (Note 16)	–	–	617,926,472	617,926,472	–	–
Balance at end of year	**6,895,273,657**	**6,895,273,657**	6,895,273,657	6,895,273,657	6,277,347,185	6,277,347,185
Subscribed:						
Balance at beginning of year	–	–	–	–	515,230,420	515,230,420
Additional issuance	–	–	–	–	(515,230,420)	(515,230,420)
Balance at end of year	–	–	–	–	–	–
	6,895,273,657	**6,895,273,657**	6,895,273,657	6,895,273,657	6,277,347,185	6,277,347,185
SUBSCRIPTIONS RECEIVABLE						
Balance at beginning of year		–		–		(386,422,815)
Collections		–		–		386,422,815
Balance at end of year		–		–		–
CAPITAL IN EXCESS OF PAR VALUE						
Balance at beginning of year		**5,961,714,437**		5,961,714,437		5,575,291,622
Additional issuance		–		–		386,422,815
Balance at end of year		**5,961,714,437**		5,961,714,437		5,961,714,437
PAID-UP CAPITAL		**12,856,988,094**		12,856,988,094		12,239,061,622
ACCUMULATED TRANSLATION ADJUSTMENT						
Balance at beginning of year		**719,875,338**		282,811,558		(350,416,332)
Adjustments		**175,048,052**		437,063,780		633,227,890
Balance at end of year		**894,923,390**		719,875,338		282,811,558

(Forward)

	Years Ended December 31					
	2002		2001		2000	
	In Shares	**Amounts**	In Shares	Amounts	In Shares	Amounts
RETAINED EARNINGS (Notes 16 and 27)						
Appropriated		**₱8,827,315,950**		₱–		₱–
Unappropriated:						
Balance at beginning of year		**40,498,891,905**		₱38,930,550,318		₱36,079,548,510
Net income		**2,357,481,592**		2,309,853,363		2,981,504,333
Transfer to appropriated retained earnings		**(8,827,315,950)**		–		–
Stock dividends - 10%		**–**		(617,926,472)		–
Cash dividends - ₱0.03 per share in 2002 and ₱0.02 per share in 2001 and 2000		**(203,915,796)**		(123,585,304)		(130,502,525)
		33,825,141,751		40,498,891,905		38,930,550,318
Balance at end of year		**42,652,457,701**		40,498,891,905		38,930,550,318
TREASURY SHARES, at cost (Note 16)						
Balance at beginning of year	**(98,082,000)**	**(721,848,289)**	(98,082,000)	(721,848,289)	(97,082,000)	(716,696,795)
Acquisitions during the year	**–**	**–**	–	–	(1,000,000)	(5,151,494)
Balance at end of year	**(98,082,000)**	**(721,848,289)**	(98,082,000)	(721,848,289)	(98,082,000)	(721,848,289)
		₱55,682,520,896		₱53,353,907,048		₱50,730,575,209

See accompanying Notes to Consolidated Financial Statements.

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31		
	2002	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES			
Income before provision for income tax and minority interest in net income (loss) of subsidiaries	**₱3,140,382,081**	₱3,440,674,361	₱3,842,864,965
Adjustments for:			
Depreciation	**6,141,837,086**	5,748,253,291	4,325,712,272
Amortization	**521,929,737**	477,178,886	90,301,018
Interest expense	**4,848,805,188**	4,669,091,313	4,247,953,002
Interest income	**(3,243,489,449)**	(3,241,088,166)	(2,864,035,440)
Provision for doubtful accounts and obsolescence	**709,957,490**	634,424,064	350,354,664
Equity in net earnings of associates (including goodwill amortization)	**(649,724,910)**	(504,645,402)	(939,259,667)
Loss on sale of equity investments	**202,222,697**	–	–
Provision for inventory losses	**132,690,871**	18,896,968	–
Unrealized foreign exchange gain	**(122,020,199)**	(143,790,115)	(13,464,728)
Provision for decline in value of marketable equity securities and temporary cash investments	**104,580,252**	414,223,964	407,451,277
Gain on repurchase of bonds	**(7,503,350)**	(157,036,323)	–
Operating income before working capital changes	**11,779,667,494**	11,356,182,841	9,447,877,363
Decrease (increase) in:			
Temporary investments	**5,879,980,085**	(2,979,722,634)	(10,046,917,603)
Receivables	**(827,377,217)**	(1,195,713,853)	(3,327,079,214)
Inventories	**1,149,986,591**	(2,305,759,883)	(414,462,257)
Other current assets	**(109,059,288)**	(300,526,840)	(884,726,365)
Other assets	**(1,785,922,079)**	(861,624,970)	(2,002,932,417)
Increase (decrease) in:			
Accounts payable and accrued expenses	**3,744,326,215**	(1,006,286,786)	(660,841,722)
Customers' deposits and other current liabilities	**592,522,534**	431,249,210	73,541,741
Estimated liability for aircraft maintenance	**84,568,208**	865,638,385	–
Net cash generated from (used in) operations	**20,508,692,543**	4,003,435,470	(7,815,540,474)
Interest received	**3,510,460,512**	2,452,947,345	3,007,004,566
Interest paid	**(4,706,282,649)**	(2,340,040,111)	(2,455,584,419)
Income taxes paid	**(1,127,097,505)**	(519,904,932)	(602,248,650)
Net cash provided by (used in) operating activities	**18,185,772,901**	3,596,437,772	(7,866,368,977)

(Forward)

	Years Ended December 31		
	2002	2001	2000
CASH FLOWS FROM INVESTING ACTIVITIES			
Decrease (increase) in:			
Investments in associates and advances	**₱926,640,558**	(₱805,866,098)	(₱1,461,122,772)
Investments in real properties	**(2,210,627,059)**	(2,260,946,290)	(2,186,896,662)
Property, plant and equipment	**(10,405,602,359)**	(10,644,299,788)	(8,737,668,621)
Deferred credits	**(249,019,635)**	486,080,053	(5,224,961)
Cash dividends received	**129,773,528**	220,000,000	374,347,637
Net cash used in investing activities	**(11,808,834,967)**	(13,005,032,123)	(12,016,565,379)
CASH FLOWS FROM FINANCING ACTIVITIES			
Cash dividends paid	**(203,915,796)**	(123,585,304)	(130,502,525)
Increase (decrease) in:			
Notes payable	**(1,343,982,671)**	8,042,121,288	1,357,388,000
Long-term debt	**(989,408,440)**	(905,481,952)	4,402,824,662
Due to affiliated companies and other liabilities	**2,101,907,565**	344,826,628	1,635,868,458
Minority interest in consolidated subsidiaries	**(1,345,763,681)**	(150,864,197)	830,460,941
Proceeds from issuance of stock rights	**–**	–	772,845,630
Net cash provided by (used in) financing activities	**(1,781,163,023)**	7,207,016,463	8,868,885,166
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**4,595,774,911**	(2,201,577,888)	(11,014,049,190)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	**3,463,648,848**	5,665,226,736	16,679,275,926
CASH AND CASH EQUIVALENTS AT END OF YEAR	**₱8,059,423,759**	₱3,463,648,848	₱5,665,226,736

See accompanying Notes to Consolidated Financial Statements.

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Corporate Information

JG Summit Holdings, Inc. (the Parent Company) is a company domiciled in the Philippines and was incorporated on November 23, 1990 as the holding company for a group of companies with substantial business interest in branded consumer foods, agro-industrial and commodity food products, real property development, hotels, textiles, banking and financial services, telecommunications, petrochemicals, air transportation and power generation. In addition, the Parent Company has business interests in other sectors, including printing, packaging and printed circuit board manufacturing. The Parent Company, through its subsidiaries, conducts business throughout the Philippines, but primarily in and around Metro Manila (where it is based) and in the regions of Visayas and Mindanao. The Parent Company was listed in the Philippine Stock Exchange on August 9, 1993. The number of employees of the Parent Company and its Subsidiaries (the Group) was 14,475 in 2002 and 13,250 in 2001. The registered office address of the Parent Company is 43rd Floor, Robinsons-Equitable Tower, ADB Avenue corner Poveda Road, Pasig City.

2. Summary of Significant Accounting Policies

Basis of Preparation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the Philippines (Philippine GAAP) and under the historical cost convention.

The preparation of financial statements in accordance with Philippine GAAP requires the Group to make estimates and assumptions that affect the reported amounts on assets, liabilities, income and expenses, and disclosure of contingent assets and contingent liabilities. Future events may occur which will cause the assumptions used in arriving at the estimates to change. The effect of any change in estimates will be recorded in the financial statements as they become reasonably determinable.

The Group adopted Statement of Financial Accounting Standards (SFAS) 16/International Accounting Standards (IAS) 16, "Property, Plant and Equipment," SFAS 24/IAS 24, "Related Party Disclosures," SFAS 27/IAS 27 "Consolidated Financial Statements and Accounting for Investments in Subsidiaries," SFAS 28/IAS 28 "Accounting for Investments in Associates," and SFAS 36/IAS 36, "Impairment of Assets," effective January 1, 2002.

With the adoption of SFAS 16/IAS 16, "Property, Plant and Equipment," as permitted by the standard, certain subsidiaries of the Group reverted to the cost basis of accounting for certain property, plant and equipment. Previously, such property, plant and equipment were carried at revalued amounts which were also eliminated upon consolidation. Accordingly, the adoption of SFAS 16/IAS 16 has no impact on the consolidated financial statements. Additional disclosures relating to property, plant and equipment, principally the disclosure of changes in the property, plant and equipment accounts, are included in Notes 8 and 10.

New Accounting Standards Subsequent to 2002
The Accounting Standards Council has approved the following accounting standards relevant to the Group's operations which will be effective subsequent to 2002:

- SFAS 8A, "Deferred Foreign Exchange Differences," eliminates the deferral of foreign exchange differences. The Group will adopt SFAS 8A in 2003 and, based on current circumstances, does not believe the effect of adoption will be material.

- SFAS 10/IAS 10, "Events After the Balance Sheet Date," prescribes the accounting and disclosure related to adjusting and non-adjusting subsequent events. The Group will adopt SFAS 10/IAS 10 in 2003 and, based on current circumstances, does not believe the effect of adoption will be material.

- SFAS 17/IAS 17, "Leases," prescribes the accounting policies and disclosures to apply to finance and operating leases. A lessee is required to capitalize finance leases as assets and recognize the related liabilities at the lower of the fair value of the leased asset and the present value of the minimum lease payments. The lessee should also depreciate the leased asset. On the other hand, lessees should expense operating lease payments. The Group will adopt SFAS 10/IAS 10 in 2004 and, based on current circumstances, does not believe the effect of adoption will be material.

- SFAS 21/IAS 21, "Changes in Foreign Exchange Rates," provides restrictive conditions for the capitalization of foreign exchange losses. The Group will adopt SFAS 21/IAS 21 in 2005 on a retroactive basis. As of December 31, 2002, undepreciated capitalized foreign exchange losses amount to ₱8,202.5 million (see Note 10). Upon adoption in 2005, any undepreciated capitalized foreign exchange losses will be adjusted against beginning retained earnings and prior years' financial statements presented will be restated.

- SFAS 37/IAS 37, "Provisions, Contingent Liabilities and Contingent Assets," provides the criteria for the recognition and bases for measurement of provisions, contingent liabilities and contingent assets. It also specifies the disclosures that should be included with respect to these items. The Group is still assessing the applicability of the new accounting standards on their respective operations but expects to adopt SFAS 37/IAS 37 in 2003.

- SFAS 38/IAS 38, "Intangible Assets," establishes the criteria for the recognition and measurement of intangible assets. Intangible assets that are recognized should be amortized over the best estimates of their useful life with a rebuttable presumption that the useful life is 20 years or less. The new standard also requires that expenditures on research, start-up, training, advertising and relocation be expensed as incurred. The Company will adopt SFAS 38/IAS 38 in 2003. The Group is still in the process of assessing the impact of adopting SFAS 38/IAS 38 in its financial statements.

Revenue Recognition
Revenue is recognized when the goods are shipped to the buyer. Revenues are measured at the fair value of the consideration received or receivable, net of any trade discounts and volume rebates.

Service fees are recognized as revenue when the related services have been rendered.

Real estate sales of a subsidiary are generally accounted for under the full accrual method. Under this method, the gain on sale is recognized when: (a) the collectibility of the sales price is reasonably assured; (b) the earnings process is virtually complete; and (c) the seller does not have a substantial continuing involvement with the subject properties. The collectibility of the sales price is considered reasonably assured when: (a) the buyers have actually confirmed their acceptance of the related loan applications after the same have been delivered to and approved by either the banks or other financing institutions for externally-financed accounts; or (b) the full downpayment comprising a substantial portion of the contract price is received and the capacity to pay and credit worthiness of buyers have been reasonably established for sales under the deferred cash payment arrangement. When a sale does not meet the requirements for income recognition, gain is deferred until such requirements are met.

Real estate sales where the subsidiary has material obligations under the sales contracts to provide improvements after the subject properties are sold are accounted for under the percentage-of-completion method. Under this method, the gain (loss) on sale is recognized as the related obligations are fulfilled.

If any of the criteria under the full accrual method or the percentage-of-completion method is not met, the deposit method is applied until all the conditions for recording a sale are met. Pending recognition of sale, cash received from buyers are presented under the Customers' Deposits account which is shown as part of the Customers' Deposits and Other Current Liabilities account in the liabilities section of the consolidated balance sheets.

Cost of subdivision land, condominium and residential units sold before completion of the project is determined based on actual costs and project estimates of contractors and technical staff.

The cost to complete the development of sold subdivision land, condominium and residential units are shown as Estimated Land Development Cost in the consolidated balance sheets. Interest expense on loans, which are directly attributable to the construction, are capitalized while the development is in progress.

A subsidiary leases out its commercial real estate properties to others through operating leases. Rental income on leased properties is recognized as earned based on the terms of the lease contracts.

Revenues from hotel operations are recognized when services are rendered. Revenues from banquets and other special events are recognized when the events take place. Rental income on leased areas of the hotel is recognized as earned based on the terms of the lease contracts.

Operating revenues from telecommunications comprise the value of all telecommunications services provided and equipment rentals. Such revenues, which are accounted for under the accrual basis, are stated net of interconnection charges. Revenues from internet access comprise the value of all internet services provided and are based on contractual agreements.

Sale of prepaid phone cards is initially deferred and recognized as earned only upon actual usage.

Passenger ticket and cargo waybill sales from airline operations are recorded as current liability in the Unearned Revenue account until recognized as revenue when the transportation service is provided.

Principles of Consolidation

The consolidated financial statements of the Parent Company and the following directly and indirectly owned subsidiaries (classified according to principal business interest):

Subsidiaries	Effective Percentage of Ownership 2002	2001
Food		
Universal Robina Corporation and Subsidiaries (URC)	**88.64**	83.05
Textiles		
Litton Mills, Inc.	**100.00**	100.00
Westpoint Industrial Mills Corporation	**100.00**	100.00
Real Estate and Hotels		
Robinsons Land Corporation and Subsidiaries (RLC)	**92.03**	87.69
Adia Development and Management Corporation	**100.00**	100.00
Telecommunications		
Digital Telecommunications Philippines, Inc. and Subsidiaries (DIGITEL)	**49.91**	51.85
International Capital and Financial Services		
Express Holdings, Inc. and a Subsidiary	**100.00**	100.00
JG Summit Capital Services Corp. and Subsidiaries	**100.00**	100.00
JG Summit (Cayman), Ltd.	**100.00**	100.00
JG Summit Philippines Ltd. and a Subsidiary	**100.00**	100.00
JG Summit Limited	**100.00**	–
Petrochemicals		
JG Summit Petrochemical Corporation	**80.00**	80.00
Air Transportation		
Cebu Air, Inc. (CAI)*	**100.00**	100.00
CP Air Holdings, Inc.	**100.00**	100.00
Supplementary Businesses		
Cambridge Electronics Corporation (CEC)	**100.00**	100.00
Cebu Pacific Manufacturing Corporation	**100.00**	100.00
JG Cement Corporation	**100.00**	100.00
Premiere Printing Company, Inc.	**100.00**	100.00
Savannah Industrial Corporation	**100.00**	100.00
Terai Industrial Corporation	**100.00**	100.00
Unicon Insurance Brokers Corporation	**100.00**	100.00
Hello Snack Foods Corporation	**100.00**	100.00

*The Parent Company's equity investment in CAI was increased to 100% in September 2001. Accordingly, the financial statements of CAI are included in the consolidated financial statements as of December 31, 2001.

On August 9, 2001, DIGITEL established Digitel Capital Philippines, Ltd. (DCPL), a wholly owned subsidiary, which will engage in any activity allowed under any law of the British Virgin Islands. As of December 31, 2002, DCPL has not yet started commercial operations.

On September 18, 2001, DIGITEL established Digitel Mobile Philippines Inc. (DMPI), a wholly owned subsidiary, which will provide wire and wireless public and private telecommunication services. As of December 31, 2002, DMPI has not yet started commercial operations.

On July 24, 2002, the Parent Company's Board of Directors (BOD) approved the recommendation by management to convert its debt into equity in its 80%-owned subsidiary, JG Summit Petrochemical Corporation. The conversion has no impact in the financial statements as of December 31, 2002. After the quasi-reorganization of JG Summit Petrochemical Corporation, the equity ownership of the Parent Company will increase to 82.28%.

Under Philippine GAAP, it is acceptable to use, for consolidation purposes, the financial statements of subsidiaries for fiscal periods differing from that of the Parent Company if the difference is not more than three months. Subsidiaries in the following businesses have a financial year-end of September 30: food, textiles, real estate and hotels, petrochemicals and substantially all subsidiaries in supplementary businesses.

Material intercompany balances and transactions have been eliminated in consolidation. The excess or deficiency of the Group's cost of such investments over its equity in the net assets of the investees which are not identifiable to specific assets is amortized on a straight-line basis over a period of 10 to 40 years (see New Accounting Standards Subsequent to 2002 – SFAS 38/IAS 38, "Intangible Assets").

Investments in Associates

Investments in associates are accounted for under the equity method of accounting. An associate is an entity in which the Group or the Parent Company holds 20% to 50% of the voting power or over which it exercises significant influence and which is neither a subsidiary nor a joint venture of the Group or the Parent Company. Investments in associates are carried in the balance sheets at cost plus post acquisition changes in the Group's share of net assets of the associate, less any impairment in value. Post acquisition changes in share in net assets of the associates include the Group's share in the results of operations of the associate. Dividends received are treated as a reduction in the carrying values of the investments. Unrealized gains arising from transactions with associates are eliminated to the extent of the Group's interest in the associate, against the investment in the associate. Unrealized losses are eliminated similarly but only to the extent that there is no evidence of impairment of the asset transferred. The Group's investments in associates include goodwill (net of accumulated amortization) on acquisition, amortized over a period of 10 to 25 years (see New Accounting Standards Subsequent to 2002 – SFAS 38/IAS 38, "Intangible Assets").

Investments in the following associates are accounted for under the equity method:

Affiliates	Effective Percentage of Ownership 2002	2001
Cambridge Multi-Chem Electronics Corporation	**50.00**	50.00
Sterling Holdings and Security Corporation	**49.00**	49.00
Hunt-Universal Robina Corporation	**44.32**	41.53
Jobstreet.com Philippines, Inc.	**40.00**	40.00
United Industrial Corp., Limited (UIC Limited)	**25.12**	24.90
Bayantrade Dotcom, Inc.	**20.50**	20.50
First Private Power Corporation	**20.00**	20.00
Cebu Light Industrial Park, Inc.	**20.00**	20.00
Cambridge Electronics Europe, Ltd.	**20.00**	20.00
Toledo Holdings Corporation	–	23.75
Toledo Power Corporation	–	20.00

Investments in companies where no significant influence is exercised are stated at cost. An allowance is set up for any substantial and presumably permanent decline in the aggregate carrying value of the investments in shares of stock.

Cash Equivalents

The Group considers temporary cash investments that are readily convertible to known amounts of cash with original maturities of three months or less that are subject to an insignificant risk of change in value as cash equivalents.

Temporary Investments

Temporary investments comprised of long-term debt securities and marketable equity securities.

Inventories

Except for poultry and hog breeder stock which are stated at cost less accumulated depreciation, inventories, including goods-in-process are valued at the lower of cost or net realizable value, after provision for obsolete items. Cost is determined by the average method for finished goods, goods in process, raw materials, containers and packaging materials; by the first-in, first-out method for spare parts and supplies; and by specific invoice cost for materials in transit.

An allowance for inventory losses is provided for slow-moving, obsolete and defective inventories based on physical inspection and management evaluation. When inventories are sold, the cost and related allowance are removed from the account and charged to operations.

Subdivision land and condominium and residential units for sale are carried at lower of cost or net realizable value.

Flight equipment expendable parts, materials and supplies are stated at lower of cost or net realizable value determined by the moving average method. These inventories are presented under Spare parts, packaging materials and other supplies account which is shown as part of Inventories account in the consolidated balance sheets.

Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

Intangible Assets

Amounts paid for royalties and licenses are directly charged to operations.

Cost of acquisitions of new software which is not an integral part of the related hardware, is directly charged to operations.

Investments in Real Properties

Investments in land, buildings and improvements are carried at cost less applicable accumulated depreciation. The land improvements and buildings and improvements are depreciated on the straight-line method over their estimated useful lives as follows:

	In Years
Land improvements	10
Building and improvements	20

Property, Plant and Equipment

Property, plant and equipment and capital leases are stated at cost less accumulated depreciation, amortization and any impairment in value. Cost includes the cost of borrowed funds used during construction and installation of significant property, plant and equipment and foreign exchange differentials arising from restatement to prevailing exchange rate of foreign currency denominated liabilities related to the acquisition of property.

The useful lives of property, plant and equipment are as follows:

	In Years
Land improvements	10 - 40
Building and improvements	10 - 40
Outside plant facilities	15
Machinery and equipment	4 - 30
Central office equipment	15
Furniture, fixtures and equipment	5
Transportation equipment	5
Flight equipment and others	5
Leased facilities	3

The useful life and depreciation method are reviewed periodically to ensure that the method and period of depreciation are consistent with the expected pattern of economic benefits from items of property, plant and equipment.

The costs of minor repairs and maintenance are charged to operations. Renewals and betterments which extend the useful lives of the equipment are capitalized to the appropriate property account. When assets are retired or otherwise disposed of, the cost and the related accumulated depreciation and amortization are removed from the accounts and any resulting gain or loss is credited or charged to current operations.

Starting January 1, 2002, in accordance with SFAS 36/IAS 36, "Impairment of Assets," the carrying values of the property, plant and equipment are reviewed for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. If any such indication exists and where the carrying values exceed the estimated recoverable amount, the assets or cash-generating units are written down to their recoverable amount (see accounting policy on Impairment of Assets).

Debt Issuance Expenses

Underwriting fees and other expenses incurred in connection with the issuance of bonds and notes are deferred and are amortized over the lives of the respective debt securities issued. Debt issuance expenses are included in the Other Assets account in the consolidated balance sheets.

Developmental and Preoperating Costs

Costs incurred prior to the start of commercial operations and costs directly related to the development of new routes (included under Other Assets) are deferred and are being amortized over a period of 10 years from start of commercial operations and flying of new routes, respectively (see New Accounting Standards Subsequent to 2002 – SFAS 38/IAS 38, "Intangible Assets").

Deferred Costs

Expenditures of the telecommunications subsidiary consisting mainly of business development, start-up and project costs are initially deferred and are being amortized over a period of 5 to 10 years when the related activities or projects become operational. Deferred costs are included in the Other Assets account in the consolidated balance sheets (see New Accounting Standards Subsequent to 2002 – SFAS 38/IAS 38, "Intangible Assets").

Research and Development Costs

Research and development costs attributable to the evaluation of models of new product lines being contracted for manufacturing by certain subsidiaries are deferred and are amortized over the terms of the contracts but not to exceed 5 years. Research and development costs pertaining to unsuccessful product lines are written off (see New Accounting Standards Subsequent to 2002 – SFAS 38/IAS 38, "Intangible Assets").

Estimated Liability for Aircraft Maintenance

Anticipated costs of major repairs and maintenance of flight equipment are provided for based on flying hours. Such estimated costs are accrued and charged to operations. On a periodic basis, the subsidiary reviews the adequacy of the maintenance reserves based on actual maintenance and overhaul costs and past flight hour utilization.

Borrowing Costs

Borrowing costs are generally recognized as expense in the year in which these costs are incurred, except those borrowing costs that are directly attributable to the acquisition, development, improvement and construction of fixed assets and real estate which are capitalized as part of the cost of such assets.

The capitalization of borrowing costs as part of the cost of the assets (a) commences when the expenditures and borrowing costs for the fixed assets incurred and activities that are necessary to prepare the assets for their intended use or sale are in progress; (b) is suspended during extended periods in which active development, improvement and construction of the fixed assets is interrupted; and (c) ceases when substantially all the activities necessary to prepare fixed assets for their intended use or sale are complete.

Foreign Currency Translation/Transactions

In the preparation of consolidated financial statements, the financial statements of foreign subsidiaries which are regarded as foreign entities are translated using the current rate method. Under this method, all assets and liabilities are translated at the exchange rates prevailing at balance sheet dates, and revenues and expenses at the average exchange rate for the year. The resulting translation adjustments are reflected under the Accumulated Translation Adjustments account in the consolidated statements of changes in stockholders' equity.

Foreign currency denominated monetary assets and liabilities of the Group are translated at the prevailing Philippine Dealing System weighted average rate at balance sheet dates. Exchange gains or losses arising from foreign currency transactions are credited or charged directly to current operations.

Under Philippine GAAP, exchange differences arising from reporting long-term foreign currency monetary items at rates different from those at which these were previously recorded should, except as discussed in the following paragraph, normally be recognized as income for the year. However, such exchange differences may be deferred and recognized as income over the remaining lives of the monetary items to which they relate. The Group's policy is to recognize in current operations foreign exchange differentials on its long-term foreign currency monetary items.

Additionally, under Philippine GAAP, any exchange difference that result from a devaluation or from depreciation of a currency against which there is no practical means of hedging and that affect liabilities arising directly on the acquisition of assets invoiced and payable in foreign currency is included in the carrying amount of the related assets.

Consistent with Philippine GAAP, the Group capitalizes as part of the cost of the assets acquired or constructed, foreign exchange translation adjustments on foreign currency liabilities incurred in the acquisition and construction of property, plant and equipment. Foreign exchange translation adjustments on long-term monetary items not related to acquisition of property, plant and equipment are deferred and amortized over the remaining term of the debt (see New Accounting Standards Subsequent to 2002 – SFAS 21/IAS 21, "Changes in Foreign Exchange Rates").

Pension Plans

Certain subsidiaries' retirement costs are determined using various methods such as the attained age cost method and age actuarial cost method which reflects the services rendered by the employees to the date of valuation and incorporates assumptions concerning employees' projected salaries. Unrecognized experience adjustments and past service costs are amortized over the expected remaining working lives of the employees. On the other hand, the Parent Company and the other subsidiaries and associates accrue estimated retirement expense to meet the provisions on pensions of Republic Act No. 7641.



Income Taxes
The Group applies the liability method in accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to (1) the temporary differences between the financial reporting bases of assets and liabilities and their related tax bases; and (2) the carryforward benefit of the minimum corporate income tax (MCIT) and net operating loss carryover (NOLCO). Under this method, deferred tax assets and liabilities are measured using the tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled and MCIT and NOLCO are expected to be applied. A valuation allowance is provided for the portion of deferred tax assets which is not expected to be realized in the future.

Earnings Per Share (EPS)
Basic EPS is computed by dividing net income by the weighted average number of common shares outstanding during the year. For diluted EPS, the net income attributable to common stockholders and the weighted average number of shares outstanding is adjusted for the effects of interest expense (net of tax) and all dilutive potential common shares. Dilutive potential common shares represent the Parent Company's guaranteed 3½% Convertible Bonds Due 2003 (the Bonds) issued by its wholly owned subsidiary, JG Summit (Cayman), Ltd. For purposes of the diluted EPS computation, the Bonds are assumed to be converted at the beginning of the year.

Segments
For management purposes, the Group is organized into eight major operating businesses which comprise the bases on which the Group reports its primary segment information. Financial information on business segments is presented in Note 26.

Inter-segment asset, liabilities, revenue, expenses and results are eliminated in the consolidated financial statements.

Impairment of Assets
Starting 2002, an assessment is made at balance sheet date of whether there is any indication of impairment of an asset, or whether there is any indication that an impairment loss previously recognized for an asset in prior years may no longer exist or may have decreased. If any such indication exists, the asset's recoverable amount is estimated. An asset's recoverable amount is calculated as the higher of the asset's value in use or its net selling price.

An impairment loss is recognized only if the carrying amount of an asset exceeds its recoverable amount. An impairment loss is charged to the income and expense account in the year in which it arises.

A previously recognized impairment loss is reversed by a credit to current operations only if there has been a change in the estimates used to determine the recoverable amount of an asset, but not to an amount higher than the carrying amount that would have been determined (net of any depreciation), had no impairment loss been recognized for the asset in prior years.



Related Parties
Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or corporate entities. Transactions between related parties are based on terms similar to those offered to non-related parties.

3. Cash and Cash Equivalents

This account consists of:

	2002	2001
Cash on hand and in banks (Note 23)	**₱4,185,461,864**	₱372,418,361
Short-term investments	**3,873,961,895**	3,091,230,487
	₱8,059,423,759	₱3,463,648,848

Cash in bank earns interest at the respective bank deposit rates. Short-term investments are made for varying periods depending on the immediate cash requirements of the Group, and earn interest at the respective short-term investment rates.

4. Temporary Investments

This account includes investments in foreign bonds amounting to ₱9,323.3 million in 2002 and ₱7,501.3 million in 2001, net of allowance for market decline of ₱2,198.1 million in 2002 and ₱1,580.8 million in 2001.

5. Receivables

This account consists of:

	2002	2001
Trade receivables - net of unrealized gain on real estate sales of ₱332,601,990 in 2002 and ₱520,558,774 in 2001	**₱8,117,455,500**	₱9,271,019,790
Advances to affiliated companies and others (Note 23)	**2,960,622,342**	1,880,765,179
Finance receivables - net of unearned income	**1,954,574,146**	1,553,551,032
Interest receivable	**828,580,584**	1,095,551,618
Advances to suppliers	**535,624,837**	310,659,750
Other receivables	**1,155,541,182**	1,460,697,353
	15,552,398,591	15,572,244,722
Less allowance for doubtful accounts	**1,189,447,011**	1,094,724,444
	₱14,362,951,580	₱14,477,520,278

Finance receivables represent receivables from customers of Robinsons Savings Bank Corporation, a subsidiary of JG Summit Capital Services Corp.

6. Inventories

This account consists of:

	2002	2001
Finished goods	**₱1,640,308,514**	₱1,554,281,648
Work-in-process	**378,343,409**	382,025,162
Raw materials	**1,967,596,970**	1,968,973,918
Materials in transit	**1,141,215,959**	1,589,413,730
Spare parts, packaging materials and other supplies	**2,446,130,482**	1,841,343,865
Poultry and hog breeder stock, market stock and by-products	**517,646,321**	561,990,117
Subdivision land and condominium and residential units for sale	**864,714,417**	2,326,674,735
	8,955,956,072	10,224,703,175
Less allowance for inventory obsolescence	**91,873,242**	42,960,245
	₱8,864,082,830	₱10,181,742,930

Under the terms of the agreements covering liabilities under trust receipts amounting to ₱2.6 billion, certain inventories have been released to certain consolidated subsidiaries in trust for the banks. The consolidated subsidiaries are accountable to the banks for the value of the trusteed inventories or their sales proceeds.

7. Other Current Assets

This account consists of:

	2002	2001
Input tax	**₱809,458,630**	₱586,815,508
Deferred expenses	**515,821,216**	130,174,315
Deferred income tax (Note 21)	**353,286,523**	407,174,161
Other prepaid expenses	**207,177,153**	579,475,250
Prepaid insurance	**90,826,352**	56,959,998
Other current assets	**65,649,561**	172,560,915
	₱2,042,219,435	₱1,933,160,147

8. Investments in Associates and Advances

This account consists of:

	2002	2001
At equity:		
Acquisition cost	**₱11,158,399,502**	₱11,037,248,861
Accumulated equity in net earnings:		
Balance at beginning of year	**1,451,321,436**	1,188,578,153
Equity in net earnings for the year (including goodwill amortization)	**649,724,910**	504,645,402
Accumulated earnings of CAI	-	(21,902,119)
Sale of investments	**(114,129,719)**	-
Cash dividends received	**(129,773,528)**	(220,000,000)
Balance at end of year	**1,857,143,099**	1,451,321,436
	13,015,542,601	12,488,570,297
At cost - net of allowance for decline in value of ₱150.1 million	**2,023,152,836**	1,990,633,091
Advances (Note 23)	**1,904,575,486**	2,897,931,356
	₱16,943,270,923	₱17,377,134,744

The Company's equity in the net assets of its associates follows:

	Percentage of Ownership		Equity in Net Assets	
	2002	2001	**2002**	2001
Foreign:				
United Industrial Corp. Limited (UIC Limited)	**25.12%**	24.90%	**₱11,845,358,740**	₱10,950,938,244
Digitel Crossing	**40.00%**	40.00%	**286,341,968**	392,865,840
Domestic:				
First Private Power Corporation	**20.00%**	20.00%	**435,021,956**	408,382,002
Others	**Various**	Various	**448,819,937**	736,384,211
			₱13,015,542,601	₱12,488,570,297

Financial information on significant associates (amounts in millions, except earnings per share):

UIC Limited	2002	2001
Total current assets	**₱10,068.2**	₱10,273.9
Total assets	**117,889.3**	124,667.5
Total current liabilities	**13,800.5**	15,512.4
Total liabilities	**25,549.5**	29,932.8
Net income	**2,096.3**	1,572.4
Earnings per share	**1.52**	1.14

UIC Limited follows the revaluation method of valuing property, plant and equipment. Since the Group's accounting policy for the valuation of property, plant and equipment is the cost basis, the financial information above on UIC Limited represents the adjusted amounts after reversal of the effect of revaluation on the said assets.

The following significant transactions affected the Company's investments in its associates:

In March 2000, a subsidiary, converted its advances to 49% equity of the common shares and 100% of the preferred shares of URC International Co. Ltd. (URCICL), a company incorporated in the British Virgin Islands. Subsequently, URCICL formed two wholly owned subsidiaries, namely Hongkong China Foods Co. Ltd. and URC Asean Brands Co. Ltd., also incorporated in the British Virgin Islands, which in turn acquired, for approximately ₱2.8 billion, majority ownership of the following companies:

Company Name	% of Ownership
URC Hong Kong Company Limited (formerly Hongkong Peggy Snacks Foods Co. Ltd.)	100.00
Tianjin Pacific Foods Manufacturing Co. Ltd.	100.00
Shanghai Peggy Foods Co. Ltd.	100.00
Xiamen-Tongan Pacific Foods Co. Ltd.	100.00
URC Foods (Singapore) Pte Ltd (formerly Pan Pacific Snacks Pte. Ltd.)	100.00
URC (Thailand) Co., Ltd (formerly Thai Peggy Foods Co. Ltd.)	100.00
URC Snack Foods (Malaysia) Sdn. Bhd. (formerly Pacific World Sdn. Bhd.)	91.52
Panyu Peggy Foods Co. Ltd.	90.00
Ricellent Sdn. Bhd.	54.03
Presto Trading Co. Ltd.	48.98

The foregoing acquisitions were accounted for by URC as a purchase. The excess of acquisition costs over the fair values of the net assets acquired resulted in a goodwill of ₱1.1 billion (reflected under Other Assets - unamortized goodwill in the consolidated balance sheets) which is being amortized on a straight-line basis over 10 years. The investment in URCICL is included in the accompanying consolidated financial statements on the basis of URC's ownership of about 77% of the equity capital (outstanding common and preferred shares) and the control of the financial and operating policies of URCICL and its subsidiaries.

On April 1, 2002, the Parent Company's BOD and stockholders of Express Holdings, Inc. (EHI) (a wholly owned subsidiary) approved the assignment of its partnership interest in Toledo Power Corporation and the sale of its investment in Toledo Holdings Corp. to ARB Power Ventures, Inc. and Mirant (Philippines) Resources Development Corporation, respectively. The total excess of the carrying amount of investments sold over the selling price amounting to ₱52.1 million is shown as Loss on Sale of Investments included under Other Income (Expense) in the 2002 consolidated statements of income (see Note 19).

9. Investments in Real Properties

This account consists of:

	2002	2001
Land and improvements	**₱4,119,166,923**	₱4,116,909,334
Buildings and improvements	**12,327,631,365**	8,142,293,578
	16,446,798,288	12,259,202,912
Less accumulated depreciation and amortization	**2,660,589,839**	1,926,128,880
	13,786,208,449	10,333,074,032
Construction in progress	**1,401,480,898**	2,933,635,483
	₱15,187,689,347	₱13,266,709,515

Interest expense on loans capitalized to investment in properties amounted to ₱385.0 million, ₱445.0 million and ₱87.0 million in 2002, 2001 and 2000, respectively.

10. Property, Plant and Equipment

The composition and movements of property, plant and equipment are as follows:

Cost

	December 31, 2001	Additions	Disposals/ Others	**December 31, 2002**
Land and improvements	₱2,838,065,646	₱143,259,421	(₱590,708,076)	**₱2,390,616,991**
Buildings and improvements	10,143,105,580	211,372,540	(248,906,708)	**10,105,571,412**
Outside plant facilities	11,770,161,400	26,427,849	–	**11,796,589,249**
Machinery and equipment	26,585,040,234	2,152,789,192	836,669,811	**29,574,499,237**
Central office equipment	9,859,385,322	30,266,672	–	**9,889,651,994**
Transportation, furnishing and other equipment	5,994,147,741	763,727,159	(912,521,651)	**5,845,353,249**
Flight equipment and others	3,176,339,653	369,820,893	716,356,471	**4,262,517,017**
Investments in cable systems	–	852,535,000	99,996,000	**952,531,000**
Construction in progress and equipment in transit	6,165,810,538	4,489,231,490	(492,665,910)	**10,162,376,118**
Leased facilities	2,602,179,974	–	1,817,740,866	**4,419,920,840**
	₱79,134,236,088	₱9,039,430,216	₱1,225,960,803	**₱89,399,627,107**

Accumulated Depreciation and Amortization

	December 31, 2001	Depreciation and Amortization	Disposals/ Others	**December 31, 2002**
Land and improvements	₱221,443,761	₱27,778,217	(₱18,735,830)	**₱230,486,148**
Buildings and improvements	2,633,900,401	448,150,844	(581,386,181)	**2,500,665,064**
Outside plant facilities	2,144,852,254	770,628,553	902,766,034	**3,818,246,841**
Machinery and equipment	10,608,851,652	2,193,808,358	(849,132,134)	**11,953,527,876**
Central office equipment	2,017,581,831	702,659,831	20,934,545	**2,741,176,207**
Transportation, furnishing and other equipment	2,783,404,189	454,390,911	(28,275,640)	**3,209,519,460**
Flight equipment and others	811,094,130	481,149,323	727,153,800	**2,019,397,253**
Leased facilities	861,721,341	315,645,326	956,019,526	**2,133,386,193**
	₱22,082,849,559	₱5,394,211,363	₱1,129,344,120	**₱28,606,405,042**

Net Book Value

	2001	**2002**
Land and improvements	₱2,616,621,885	**₱2,160,130,843**
Buildings and improvements	7,509,205,179	**7,604,906,348**
Outside plant facilities	9,625,309,146	**7,978,342,408**
Machinery and equipment	15,976,188,582	**17,620,971,361**
Central office equipment	7,841,803,491	**7,148,475,787**
Transportation, furnishing and other equipment	3,210,743,552	**2,635,833,789**
Flight equipment and others	2,365,245,523	**2,243,119,764**
Investments in cable systems	–	**952,531,000**
Construction in progress and equipment in transit	6,165,810,538	**10,162,376,118**
Leased facilities	1,740,458,633	**2,286,534,647**
	₱57,051,386,529	**₱60,793,222,065**

As permitted by SFAS 16/IAS 16, certain subsidiaries reverted to the cost basis of accounting for property, plant and equipment. Previously, such property, plant and equipment accounts were carried at revalued amounts which were also eliminated upon consolidation. Accordingly, the adoption of SFAS 16/IAS 16 using the cost basis has no impact on the consolidated financial statements.

Sources of Funds

A significant source of financing for the subsidiaries' acquisitions of property, plant and equipment is foreign loans requiring repayment in currencies other than Philippine pesos, principally United States dollars (see Note 14).

The leased facilities account represents the net present value of the future lease payments covering the local exchange facilities being leased from the Department of Transportation and Communication under the Financial Lease Agreement for a term of 30 years. The corresponding lease obligation is included in Long-term Debt. The present value of future lease payments for the next five years (in millions) are as follows: 2003 - ₱181.7; 2004 - ₱175.2; 2005 - ₱168.2; 2006 - ₱158.9; 2007 - ₱148.9.

Capitalized Costs

Certain property accounts include the following capitalized costs:

a) Interest on loans
   Interest charges on loans capitalized to the subsidiaries' property accounts amounted to ₱439.9 million in 2002, ₱527.0 million in 2001 and ₱206.9 million in 2000.

b) Foreign exchange losses
   Adjustments to property accounts for exchange differentials arising from restatements of foreign currency denominated loans to prevailing exchange rates were additions of ₱633.5 million in 2002, ₱1,077.4 million in 2001 and ₱1,131.5 million in 2000. As of December 31, 2002, the unamortized foreign exchange losses amounted to about ₱8,202.5 billion.

11. Other Assets

This account consists of:

	2002	2001
Investment in escrow accounts	**₱2,867,511,525**	₱–
Goodwill - net	**1,276,539,789**	1,719,110,254
Deferred charges - net	**639,830,021**	1,027,444,532
Deferred tax assets (Note 21)	**415,383,983**	630,713,503
Preoperating expenses - net	**372,330,350**	516,428,732
Miscellaneous deposits (Note 25)	**737,944,337**	369,396,199
Miscellaneous investments	**632,703,179**	612,442,736
Others	**967,059,695**	1,239,735,190
	₱7,909,302,879	₱6,115,271,146

12. Accounts Payable and Accrued Expenses

This account consists of:

	2002	2001
Finance liabilities	**₱4,965,925,844**	₱1,103,572,626
Trade payables	**4,364,678,960**	4,078,813,351
Accrued expenses	**4,047,297,909**	3,631,201,332
Other payables (Note 25)	**2,059,304,255**	2,736,770,905
	₱15,437,206,968	₱11,550,358,214

13. Notes Payable

This account consists of short-term Philippine peso and US dollar-denominated loans obtained from local and foreign banks and short-term commercial papers with interest rates at prevailing market rates.

The following table shows the breakdown of notes payable as to security:

	2002	2001
Secured:		
Subsidiaries	**₱2,584,104,163**	₱4,086,588,999
Unsecured:		
Parent Company	**127,700,000**	22,600,000
Subsidiaries	**7,284,700,862**	7,231,298,697
	7,412,400,862	7,253,898,697
	₱9,996,505,025	₱11,340,487,696

The foregoing secured notes payable in 2002 are covered by certain inventories and in 2001 are covered by US treasury notes with face value totaling US$100.0 million.

14. Long-term Debt

Long-term debt is summarized as follows:

	2002	2001
Parent Company:		
Philippine Peso:		
Long-term commercial paper maturing up to 2003, interest is payable quarterly at the rate agreed upon with the creditors	**₱1,500,000,000**	₱1,500,000,000
Subsidiaries:		
Foreign Currencies:		
Suppliers' credit agreements with maturities up to 2007, at interest rates of 1.5% to 2% over 180-day London Interbank Offered Rate (LIBOR)	**13,057,207,143**	13,167,273,783
Suppliers' credit payable quarterly up to 2002 at interest rate of 1.5% over 90-day LIBOR	**201,254,260**	156,048,847
JG Summit (Cayman) Ltd. Convertible Bonds amounting to US$300 million with interest at 3½%	**5,482,446,046**	5,476,503,810
Global Medium-Term Note Programme US$200 million 8% Notes Due 2002	**–**	6,035,065,950
US$200 million 8.375% Notes Due 2004	**4,142,362,390**	3,919,084,110
Universal Robina (Cayman), Ltd. US$100 million 8 3/8% Notes Due 2006	**2,789,627,070**	2,733,099,996
JG Summit Philippines, Ltd. Guaranteed Floating Rate Notes and Term Loan Facility Agreement US$102.3million Due 2006	**5,447,884,200**	5,287,887,000
JG Summit Limited Notes US$100 million Due 2006	**5,325,400,000**	–
Various borrowings from banks with maturities from 2001 to 2005, at interest rates of 1.5% to 2% over 180-day LIBOR	**2,331,435,259**	3,389,657,198
Various loans from foreign banks, payable in semi-annual installments at interest rates ranging from 3.86% to 8.07%	**1,349,106,782**	2,482,746,425
Minimum capacity purchase agreement	**798,810,000**	–
	40,925,533,150	42,647,367,119

(Forward)

	2002	2001
Philippine Peso:		
Capital lease obligation (see Note 10)	**₱2,483,408,260**	₱2,747,122,291
5-Year Promissory note payable in 6 semi-annual amortization with remaining balance at maturiy	**1,000,000,000**	–
Philippine Sugar Corporation restructured loans payable in 25 equal annual amortizations of ₱9,884,321 (including interest amounting to ₱6,023,882 in 2001 and ₱6,293,214 in 2000)	**76,457,979**	80,318,420
	3,559,866,239	2,827,440,711
	45,985,399,389	46,974,807,830
Less current portion	**12,742,537,441**	10,498,883,352
	₱33,242,861,948	₱36,475,924,478

Except for the liability under the minimum capacity purchase agreement, the repayment of the long-term debt follows:

	2002	2001
2002	**₱–**	₱10,498,883,352
2003	**12,742,537,441**	9,449,641,746
2004	**7,671,356,573**	7,364,812,581
2005	**3,831,167,783**	3,871,001,917
2006	**16,449,754,904**	10,342,698,422
2007	**2,816,253,824**	2,813,838,604
Thereafter	**1,675,518,864**	1,633,932,208
	₱45,186,589,389	₱45,974,808,830

The liability under the minimum capacity purchase agreement is payable based upon the actual material capacity purchased.

The exchange rates used to restate the foreign currency borrowings were ₱53.254 to US$1.00 and ₱51.690 to US$1.00 as of December 31, 2002 and 2001, respectively, except for the foreign currency borrowings of certain subsidiaries with fiscal year ending September 30, which were restated at ₱52.410 to US$1.00 and ₱51.348 to US$1.00 in 2002 and 2001, respectively.

Underwriting fees and other expenses incurred in connection with the issuance of the Bonds and the Notes have been deferred and are being amortized over the terms of the respective debt securities issued. Accumulated amortization included in deferred charges under Other Assets account in the consolidated balance sheets amounted to ₱607.3 million and ₱566.9 million as of December 31, 2002 and 2001, respectively.

Some of the loan agreements contain certain provisions which, among others, require the maintenance of specified financial ratios at certain levels and impose negative covenants which, among others, relate to a subsidiary's ownership structure and nature of business, merger or consolidation with another entity, mortgages of assets, and acquisition of its own capital stock. As of December 31, 2002 and 2001, the subsidiary is in compliance with such loan covenants.

Long-term Commercial Paper

On March 1, 1996, the Parent Company was granted authority by the Securities and Exchange Commission (SEC) to issue long-term commercial papers amounting to ₱5.0 billion. Outstanding issuances by the Parent Company of long-term commercial papers amounted to ₱1.5 billion in 2002 and 2001. Interest rates range from 5.5% to 9.5% per annum.

Global Medium-Term Note Programme

On October 30, 1996, the Parent Company's BOD authorized the Parent Company or a designated subsidiary to issue up to US$500 million aggregate principal amount of medium-term notes pursuant to a Global Medium-Term Note Programme. In 2001, the issuing subsidiary reacquired notes totaling US$8.5 million. Gain on reacquisition amounted to ₱12.3 million (US$240,795). These notes were fully settled in 2002.

Universal Robina (Cayman), Ltd. (URCL)

On December 19, 1996, URCL issued US$100 million 8 3/8 % Notes Due 2006 (the Notes) guaranteed by URC. Unless previously redeemed or purchased and cancelled, the Notes will be redeemed at their principal amount, plus accrued and unpaid interest, on December 19, 2006. In 2001, URCL reacquired US$4.5 million worth of bonds and realized a gain of ₱33.6 million.

JG Summit (Cayman), Ltd. Convertible Bonds

The Parent Company is contingently liable as guarantor of 3½% Convertible Bonds Due 2003 (the Bonds) issued by its wholly owned subsidiary, JG Summit (Cayman), Ltd. As of December 31, 2002 and 2001, the outstanding balance of the Bonds amounted to US$102.9 million (₱5,482.4 million) and US$105.9 million (₱5,476.5 million), respectively.

Unless previously purchased and cancelled or redeemed, the Bonds are convertible into the Parent Company's common shares up to November 23, 2003; provided, however, that subject to existing constitutional limitations, the Parent Company shall have the option to pay the cash equivalent to the converting bondholder.

The Bonds are redeemable at the option of JG Summit (Cayman), Ltd., in whole or in part, at 100% of their principal amount plus accrued interest to the date of redemption subject to certain conditions. JG Summit (Cayman), Ltd. recorded a gain of ₱7.5 million (US$145,387)and ₱111.1 million (US$2.2 million) and in 2002 and 2001, respectively, from reacquisition of its convertible bonds worth US$3.0 million and US$11.0 million, respectively.



Under the terms and conditions of the Bonds, neither the Parent Company, JG Summit (Cayman), Ltd. nor any principal subsidiary (subsidiary whose gross revenues or total assets exceed 15% of the consolidated gross revenues or consolidated assets of the Group where the percentage of ownership exceeds 50%), will create or permit to subsist any mortgage, charge, pledge, lien or other form of encumbrance or security interest upon the whole or any part of its property, assets or present or future revenues to secure any public debt. Exceptions are when, at the same time or prior thereto, JG Summit (Cayman), Ltd.'s obligations under the Bonds and the indenture dated December 23, 1993 (the Indenture) or, as the case may be, the Parent Company's obligations under the Indenture:

(ii) are secured equally and ratably therewith or benefit from a guaranty or indemnity in substantially identical terms thereto, as the case may be; or

(iii) have the benefit of such other security, guaranty, indemnity or other arrangement as shall be approved by the extraordinary resolution of the bondholders.

JG Summit Philippines, Ltd. Guaranteed Floating Rate Notes and Term Loan Facility Agreement

Guaranteed Floating Rate Notes
In August 2001, JG Summit Philippines, Ltd., a wholly owned subsidiary of the Parent Company, issued Guaranteed Floating Rate Notes 2006 (the Notes), with the Parent Company as guarantor. As of December 31, 2002, the outstanding balance of the Notes amounted to US$52.3 million (₱2,785.2 million).

Under the agreement, the obligations of the Parent Company, in respect of the Notes, will constitute direct, unconditional, unsecured and unsubordinated obligations of the Parent Company and (subject as aforesaid) will rank pari passu with all other present and future unsecured and unsubordinated obligations of the Parent Company, save for such as may be preferred by mandatory provisions of applicable law.

Term Loan Facility Agreement
On the same date, JG Summit Philippines, Ltd. entered into a Term Loan Facility Agreement, with the Parent Company as guarantor. As of December 31, 2002, the outstanding balance of the loan amounted to US$50.0 million (₱2,662.7 million).

The term loan has a put option where creditor-banks may request repayment from JG Summit Philippines, Ltd. of the whole or any part of its participation in the loan on September 10, 2004, the option date.

Under the term loan facility agreement, neither JG Summit Philippines, Ltd. nor the Parent Company shall procure that no major subsidiary (URC, RLC and DIGITEL) will create or permit to subsist, any security interest (means any mortgages, pledge, lien, charge, assignment or arrangement having the effect of conferring security) of any of its assets. However, this does not apply to the following security interests:

a. over any asset in favor of an export credit agency securing an amount not more than the amount financed or guaranteed by that export credit agency in connection with the acquisition of that asset; or

b. securing any loan or credit accommodation classified by the Manual of Regulations for Banks and Other Financial Intermediaries of the Bangko Sentral ng Pilipinas as a loan or credit accommodation made by a bank or a financial institution to its directors, officers, stockholders and their related interests; or

c. securing supplier's credit incurred in the ordinary course of business of the borrowing entity; or

d. arising in the ordinary course of the trade finance business; or

e. as set out in the agreement and securing principal amounts outstanding on the agreement date.

In addition, neither JG Summit Philippines Ltd. nor the Parent Company shall procure that no major subsidiary shall:

a. sell, transfer or otherwise dispose of any of its assets to a third party on terms whereby it is or may be leased to or reacquired or acquired by the Parent Company or any of its related subsidiaries and entities; or

b. sell, transfer or otherwise dispose of any of its receivables to a third party on recourse terms, except for the discounting of bills or notes in the ordinary course of trading, in circumstances where the transaction is entered into primarily as a method of incurring indebtedness except where the sole purpose of the transaction is tax management.

Additionally, the Parent Company is required to maintain certain financial ratios during the term of the loan.

JG Summit Limited Notes
In January 2002, JG Summit Limited issued US$100 million, 9.25% Notes due 2006 (the Notes) which are unconditionally and irrevocably guaranteed by the Parent Company. The terms and conditions of the Notes provide for a negative pledge and financial covenants to be complied with by JG Summit Limited and the Parent Company starting 2002. As of December 31, 2002, the outstanding balance of the Notes amounted to US$100 million (₱5,325.4 million).

On January 4, 2002, the Parent Company established JG Summit Limited, a wholly owned subsidiary incorporated as an international business company with limited liability under the laws of the British Virgin Islands.

In addition to the foregoing, certain liabilities amounting to US$244.4 million are covered by the guaranty of the Parent Company. Liabilities amounting to US$47.6 million are covered by a negative pledge on the Company's assets.

15. Deferred Credits

This account represents the unamortized balance of the net excess of equity in net assets at dates of acquisition over costs relating to the acquisition of shares of stock of certain consolidated subsidiaries.

16. Stockholders' Equity

Retained earnings include undistributed earnings amounting to ₱21.5 billion, ₱19.7 billion and ₱22.1 billion as of December 31, 2002, 2001 and 2000, respectively, representing accumulated equity in the net earnings of consolidated subsidiaries and associates, which is not available for dividend declaration until received in the form of dividends from the investees.

On July 25, 2001, the Parent Company's BOD declared and stockholders ratified, a 10% stock dividend to stockholders as of August 24, 2001.

On July 24, 2002, the Parent Company's BOD declared cash dividends at the rate of ₱0.03 per share or a total of ₱203.9 million from the Parent Company's unrestricted retained earnings as of December 31, 1997 to shareholders of record as of August 7, 2002.

The Parent Company has outstanding treasury shares of 98,082,000 shares in 2002, 2001 and 2000. Such treasury shares amounting to ₱721.8 million as of December 31, 2002, 2001 and 2000 restrict the Parent Company from declaring equivalent amount from unappropriated retained earnings as dividends.

In April 2002, the Parent Company's BOD approved to appropriate ₱8,827.3 million from its unrestricted retained earnings for the following:

Appropriation for JG Summit Philippines, Ltd. 02 Note under the Global Medium Term Note Program	₱7,327,315,950
Appropriation for the Parent Company's long-term commercial papers maturing in 2003	1,500,000,000
	₱8,827,315,950

17. Cost of Sales and Services

This account consists of:

	2002	2001	2000
Raw materials used	**₱16,027,583,500**	₱14,975,616,748	₱12,170,492,417
Direct labor	**855,642,937**	930,625,689	825,817,754
Overhead cost	**11,020,573,432**	8,939,152,042	5,620,732,986
Total manufacturing cost	**27,903,799,869**	24,845,394,479	18,617,043,157
Goods in process	**5,874,945**	(351,218,540)	(131,760,335)
Cost of goods manufactured	**27,909,674,814**	24,494,175,939	18,485,282,822
Finished goods	**(55,199,014)**	(271,198,236)	314,875,962
Cost of sales and services	**₱27,854,475,800**	₱24,222,977,703	₱18,800,158,784

18. Operating and Other Expenses

This account consists of:

	2002	2001	2000
Depreciation and amortization	**₱3,417,080,989**	₱3,853,290,034	₱2,373,896,810
Outside services	**2,074,460,738**	2,208,130,817	1,755,690,912
Salaries and wages (see Note 20)	**2,069,948,177**	1,701,158,838	1,412,047,652
Utilities and supplies	**386,478,161**	400,584,448	304,963,751
Others	**3,948,698,458**	3,497,520,328	2,207,692,764
	₱11,896,666,523	₱11,660,684,465	₱8,054,291,889

19. Other Income (Expenses)

This account consists of:

	2002	2001	2000
Foreign exchange gains - net (see Notes 21 and 23)	**₱122,020,199**	₱143,790,115	₱1,113,873,169
Gain on sale/repurchase of investment securities	**7,503,350**	247,312,080	48,658,342
Loss on sale of investments (see Note 8)	**(202,222,697)**	–	–
Miscellaneous	**(484,153,086)**	(582,803,996)	(657,425,236)
	(₱556,852,234)	(₱191,701,801)	₱505,106,275

The miscellaneous account includes, among others, provision for decline in value of temporary investments, write-offs, amortization of deferred charges and goodwill, loss on sale of fixed assets, plant shutdown and other expenses, net of other income.

20. Pension Plans

Certain subsidiaries have separate noncontributory retirement plans covering all its regular employees. These plans provide retirement, separation, disability and death benefits to its members. The subsidiaries, however, reserve the right to discontinue, suspend or change the rate and amounts of its contributions at any time on account of business necessity or adverse economic conditions. The principal actuarial assumptions used to determine retirement benefits consist of (1) average service life of covered officers and employees of 24 years; (2) interest rates ranging from 0.875% to 11%; and (3) projected salary increases from 6.1% to 10%. The latest actuarial valuation studies were made on various dates in 1998. Based on such studies, the aggregate unfunded past service liabilities of these subsidiaries, amounted to ₱283.6 million while plan assets at fair value amounted to ₱352.2 million as of December 31, 2002.

On the other hand, the Parent Company and the other subsidiaries and associates accrue estimated retirement expense to meet the provisions on pensions of Republic Act No. 7641. The retirement cost estimate is computed at 50% of the monthly salary plus 1/12 of the 13th month pay and the cash equivalent of not more than 5 days of service incentive leaves. Based on said formula, the Parent Company and the other subsidiaries and associates accrued ₱151.6 million, ₱236.5 million and ₱83.2 million in 2002, 2001 and 2000, respectively. Total accrued retirement benefits of the Group inclusive of the funded retirement plans of the subsidiaries discussed in the preceding paragraphs amounted to about ₱1.1 billion.

Management believes that the level of accruals for retirement benefits is adequate to cover the future retirement benefits of all officers and staff.

21. Income Taxes

Under current tax regulations, the corporate income tax rate applicable is 32%. Interest allowed as a deductible expense is reduced by an amount equivalent to 38% of interest income subjected to final tax. The regulations also provide for MCIT of 2% of gross income and NOLCO which may be applied against the income tax liability and taxable income, respectively, over a three-year period from the year of incurrence.

Provision for income tax consists of:

	2002	2001	2000
Current	**₱453,563,786**	₱613,684,808	₱620,587,449
Deferred	**385,667,000**	336,910,095	154,414,778
	₱839,230,786	₱950,594,903	₱775,002,227

Provision for income tax - current includes the 20% final tax withheld on interest income.

Components of the Group's deferred tax assets and liabilities are as follows:

	2002	2001
Deferred tax assets on:		
Unrealized foreign exchange loss	**₱318,083,946**	₱653,081,991
Allowance for doubtful accounts	**375,336,985**	322,718,429
NOLCO	**113,167,053**	97,610,237
Unfunded pension benefits	**11,012,181**	6,051,564
Unamortized past service costs	**191,706**	1,341,939
Others	**(64,211,562)**	(63,888,319)
MCIT carryforward	**15,090,196**	20,971,823
	768,670,505	1,037,887,664

(Forward)

	2002	2001
Deferred tax liabilities on:		
Unamortized capitalized interest	**(₱1,122,753,930)**	(₱862,745,604)
Realized foreign exchange loss	**(380,635,255)**	(66,001,404)
Unrealized foreign exchange gain on advances	**(521,950)**	(118,460,526)
Double depreciation	**(93,773,197)**	(85,245,178)
Unrealized profit on excess of market value over cost of hog market stocks	**(31,963,427)**	(47,717,355)
Others	**370,738,420**	53,375,917
	(1,258,909,339)	(1,126,794,150)
	(₱490,238,834)	(₱88,906,486)

The net current and noncurrent components of deferred tax assets and liabilities are included in the following accounts in the consolidated balance sheets:

	2002	2001
Other current assets (Note 7)	**₱353,286,523**	₱407,174,161
Other assets (Note 11)	**415,383,983**	630,713,503
Customers' deposits and other current liabilities	**(10,278,181)**	(224,978,267)
Due to affiliated companies and other liabilities	**(1,248,631,159)**	(901,815,883)
	(₱490,238,834)	(₱88,906,486)

Of the deferred the assets on NOLCO, only ₱3,426,801 pertains to the Parent Company which can be used by the Parent Company until 2004.

A portion of the MCIT pertaining to the Parent Company's MCIT amounting to ₱490,715 and ₱544,461 as of December 31, 2002 and 2001, respectively will expire in 2005 and 2004, respectively.

Under BIR Regulations 10-2002 dated July 24, 2002, effective September 1, 2002, the maximum amount of entertainment, amusement and recreation expenses allowable as deduction from gross income for purposes of income tax computation shall not exceed 1% of the gross revenue of a company engaged in the sale of services.

A reconciliation between the statutory tax rate and the effective tax rate follows:

	2002	2001	2000
Statutory tax rate	**32.00%**	32.00%	32.00%
Addition to (reduction in) statutory tax rate resulting from:			
Equity in net earnings of unconsolidated subsidiaries/affiliates	**(6.62)**	(14.62)	(7.82)
Valuation allowance on NOLCO	**8.24**	14.14	4.37
Income subjected to lower tax rates	**(1.08)**	(3.71)	(3.02)
Non-taxable income	**(0.19)**	(1.21)	(5.77)
Board of Investments (BOI) tax credit and others	**(0.99)**	(0.88)	(0.40)
Non-deductible interest expense	**0.14**	0.09	0.38
Provision for decline in value of equity investments	**0.06**	–	2.26
Others - net	**(4.83)**	1.82	(1.83)
Effective tax rate	**26.72%**	27.63%	20.17%

22. Earnings Per Share

The following table presents information necessary to calculate EPS:

	2002	2001	2000
Net income	**₱2,357,481,592**	₱2,309,853,363	₱2,981,504,332
Add interest expense on convertible bonds	**213,711,137**	273,329,914	378,819,918
Net income applicable to common stock	**2,571,192,729**	₱2,583,183,277	₱3,360,324,250
Weighted average number of common shares	**6,797,191,657**	6,797,191,657	6,797,191,657
Potential common shares on convertible bonds	**208,668,264**	310,366,401	332,662,401
Common and potential common shares from assumed conversion	**7,005,859,921**	7,107,558,058	7,129,854,058
Earnings per share			
Basic	**₱0.35**	₱0.34	₱0.44
Diluted	**–**	–	–

As of December 31, 2002, 2001 and 2000, the assumed conversion of convertible bonds is anti-dilutive.

23. Related Party Transactions

The Group, in their regular conduct of business, has engaged in transactions with each other and with affiliated companies and their respective officers and stockholders. The more significant transactions include sales, purchases, regular banking transactions, borrowings, leases of properties, and cash advances to and from each member of the Group.

The Parent Company also provides certain companies within the Group corporate services such as corporate finance, corporate planning, treasury, procurement, human resources, legal and corporate communications.

Intercompany transactions are eliminated in the accompanying consolidated financial statements.

Related party transactions not eliminated are as follows:

	2002	2001
Advances to affiliated companies (shown under):		
Receivables	**₱2,960,622,342**	₱1,880,765,179
Investments in associates and advances	**1,904,575,486**	2,897,931,356
Trade payables - affiliates	**114,585,230**	–
Due to affiliated companies	**2,386,809,570**	2,101,447,373

24. Registration with Government Authorities/Franchise

Certain operations of consolidated subsidiaries are registered with the BOI as preferred pioneer and non-pioneer activities. A particular consolidated subsidiary is also registered with the Philippine Tourism Authority. As registered enterprises, these consolidated subsidiaries are subject to some requirements and are entitled to certain tax and nontax incentives which are considered in computing the provision for income tax.

On January 14, 1998, DIGITEL was registered with the BOI as an expanding operator of public telecommunications services and International Gateway Facility-2 (IGF) on a non-pioneer status with a registered capacity of 785,000 lines covering the areas of Regions I to V and the Cordillera Autonomous Region. Under the terms of its registration, DIGITEL is entitled to income tax holiday (ITH) for 3 to 6 years on income derived from certain areas, additional deduction of labor expenses for 5 years but not simultaneous with the income tax holiday, employment of foreign nationals for 5 years and unrestricted use of consigned equipment. However, DIGITEL is subject to certain requirements such as (a) maintaining a base equity of at least 25%, (b) filing of specialized financial reports with the BOI, and (c) the need for prior approval to issue stock convertible into voting stock, repurchase its own stock, invest in, extend loans or buy bonds in substantial amount from any enterprise other than those bonds issued by the Philippine Government, expand its capacity, with or without incentives and the transfer of ownership or control of the subsidiary.

On August 7, 2000, DIGITEL was granted by the National Telecommunications Commission (NTC) a Provisional Authority (PA) authorizing it to construct, install, operate and maintain a Nationwide Cellular Telephone System (CMTS) using Global System for Mobile (GSM) and/or Code Division Multiple Access (CDMA) technology. In this connection, the Parent Company will build a high-powered performance GSM/1800 network with a suite of application and services.

The effectivity of the PA granted to the Parent Company, which was originally valid for eighteen (18) months from date of issuance, has been extended by the NTC up to February 7, 2005.

On December 11, 2002, the President of the Philippines, Gloria Macapagal-Arroyo signed into law, Republic Act No. 9180 granting the Parent Company a franchise to construct, install, establish, operate and maintain wire and/or wireless telecommunications system throughout the Philippines.

On August 10, 2001, DIGITEL was registered with the BOI as a new operator of telecommunication systems or nationwide cellular mobile telephone services-GSM Communication network, on a pioneer status with a registered capacity of 553,451 lines. Under the terms of its registration, DIGITEL is entitled to ITH for six years, reckoned from January 2003 or from the actual start of commercial operation whichever comes first, but in no case earlier than the date of registration; provided, however, that the subsidiary has complied with the infusion of the minimum investment cost of ₱1.0 billion not later than 4 years from the date of its registration. In case of failure to comply with the said investment requirement, the BOI shall be constrained to automatically amend the project's status of registration from pioneer entitled to 6 years ITH to non-pioneer entitled to 4 years ITH. Prior to availment of ITH incentive, the subsidiary shall submit proof of compliance to the Tree Planting Program of the BOI. The subsidiary is also allowed for an additional deduction of 50% of the wages if the project meets the prescribed ratio of capital equipment to number of workers set by the BOI of not more than US$10,000 to one worker and provided that this incentive shall not be availed of simultaneously with the ITH. Also, the subsidiary shall have unrestricted use of consigned equipment and allowed to employ foreign nationals.

In relation to the incentives from BOI, the DIGITEL is required to maintain a 75:25 debt to equity ratio. As of December 31, 2002, DIGITEL is in compliance with such requirement.

CAI operates under a franchise which extends up to the year 2031 granted by the Philippine Government under Republic Act No. 7151. As provided for under the franchise, CAI is subject to franchise tax of five percent of the gross revenues derived from transport operations.

CAI shall also be subject to income tax levied under Title II of the National Internal Revenue Code, as amended, and tax on its real property under existing laws on revenues earned from activities other than air transportation.

In the event that any competing individual, partnership or corporation receives and enjoys tax privileges and other favorable terms which tend to place the subsidiary at any disadvantage, then such provisions shall be deemed *ipso facto* part hereof and shall operate equally in favor of the subsidiary. Hence, for purposes of computing the corporate income tax, CAI depreciates its assets to the extent of not more than twice as fast the normal rate of depreciation, pays the lower of the franchise tax and the corporate income tax and carryovers as a deduction from taxable income any net loss incurred in any year up to 5 years following the year of such loss.

25. Commitments and Contingent Liabilities

a. Bayerische Hypo-und Vereinsbank AG Loan

On October 26, 2001 (as amended on January 25, 2002), the Parent Company, on behalf of its subsidiary, DIGITEL, entered into a loan agreement with Bayerische Hypo-und Vereinsbank AG (the Lender) in order to refinance the latter's contract with Alcatel, to the extent covered by the insurance of Compagnie Francaise d'Assurance pour le Commerce Exterieur S.A. (COFACE), a credit insurance agency. The maximum estimated balance of the loan amounts to US$98.49 million, out of which US$93.97 million will be used to finance the up to 85% of the contract value with Alcatel and US$4.52 million will be used to finance 100% of the COFACE premium.

Under the loan agreement, the borrower shall ensure that its obligations pursuant to the loan agreement will rank at least pari passu with all other not subordinated obligations of the borrower.

b. ₱2.03 Billion Bid for the Philippine Government's Equity in Philippine Shipyard and Engineering Corporation (Philseco)

In December 1993, the Parent Company, as a member with a 60% interest in a consortium with Jurong Shipping Ltd. and Sembawang Holdings Pte Ltd. (co-bidders), submitted the highest bid amounting to ₱2.03 billion for the acquisition of the Philippine Government's equity representing 87.67% of the outstanding capital stock of Philseco.

In January 1994, the Committee on Privatization (COP) of the Asset Privatization Trust (APT) awarded the Philseco sale to Philyards Holdings, Inc. (Philyards) on the basis of its exercise of an option to top the highest bid by 5%, made possible by the other losing bidders joining Philyards to package their topping bid. The Parent Company believes that this decision is without merit and has filed before the Supreme Court on March 11, 1994 a petition for mandamus to nullify the award to Philyards and to compel the COP and the APT to award the sale to the Parent Company.

On November 20, 2000, the Supreme Court of the Philippines upheld the Parent Company's case and rendered its decision awarding to the Parent Company the highest bid for the acquisition of Philseco shares.

On January 29, 2001, respondents Philyards, the COP and APT have filed with the Supreme Court, a motion for reconsideration of the November 20, 2000 Supreme Court's decision.

As of January 28, 2002, the final resolution of the case is pending with the Supreme Court. It is the opinion of the management that this claim will be resolved without material adverse effect on the accompanying consolidated financial statements.

As of December 31, 2002 and 2001, Other Assets account includes ₱130.0 million (see Note 11) representing required bid deposit paid to APT. The bid deposit, of which 60% belongs to the Parent Company and the remaining 40% to the co-bidders, is currently being held under escrow with Equitable-PCIBank Inc. pending resolution of the case described in the preceding paragraph. The amount due to the Parent Company's co-bidders of ₱52.0 million is shown under Accounts Payable and Accrued Expenses account in the accompanying consolidated balance sheets.

c. Supply Contract with NEC

On October 8, 2002, Clifford Chance LLP representing NEC declared DIGITEL, a subsidiary, in default of certain provisions of the supply contract dated July 8, 1999 between the Company and NEC.

The notice of default was issued after DIGITEL gave NEC a letter dated October 3, 2002 citing material violations of the terms and conditions of the supply contract by NEC which include among others, the delay in the delivery of contracted subscriber lines; the intermittent and unreliable performance of the wireless local loop system; the failure to post performance bond; and the failure to turn over certain permits, clearances and other government requirements and demanding that the same be rectified within five days from receipt of said letter.

The notice of default was also issued after the parties failed to come to an agreement to resolve their respective issues in relation to the said supply contract. DIGITEL had stopped the payment of the last three installment payments that fell due for both principal and interest covering the period October 2001 to October 2002 precisely because of NEC's violation of the supply contract which remained unresolved to date.

As a consequence of said notice of default, NEC had accelerated the payment date of the total contract value and demanded the payment of the total principal amount and accrued interest.

DIGITEL, in its letter to the SEC dated October 10, 2002, stated that it will vigorously contest the said notice of default and will pursue all legal options available to resolve the issues.

Management, on the advise of its legal counsel, believes that there is no impact on the financial statements in the current year. Accordingly, no provision for probable losses is necessary.

d. Others

Certain consolidated subsidiaries are defendants to lawsuits or claims filed by third parties which are pending decisions by the courts or are under negotiation, the outcomes of which are not presently determinable. In the opinion of management, the eventual liability under these lawsuits or claims, if any, will not have a material adverse effect on the consolidated financial statements.

In the normal course of business, the Parent Company also makes various commitments and has certain contingent liabilities that are not reflected in the accompanying consolidated financial statements. The commitments and contingent liabilities include various guarantees, commitments to extend credit, standby letters of credit for the purchase of equipment and tax assessments. The Parent Company does not anticipate any material losses as a result of the commitments and contingent liabilities.

e. Off-balance Sheet Items

In the normal course of a subsidiary bank's operations, there are various outstanding contingent liabilities and bank guarantees which are not reflected in the accompanying consolidated financial statements. The subsidiary bank does not anticipate material unreserved losses as a result of these transactions.

In addition, in the normal course of business, certain subsidiaries have contingent liabilities arising from foreign exchange forward contracts. Related revaluation adjustments up to December 31, 2002 and 2001 have been reflected in the accompanying consolidated financial statements. Contractual obligations arising from these contracts outstanding as of December 31, 2002 have been fully settled and complied with by the respective subsidiaries in the first quarter of 2003. Forward contracts purchased and sold amounting to US$12.5 and US$7.0 million are still pending settlement by April and June 2003, the contractual maturity dates.

The subsidiaries settled their forward exchange contracts in the first quarter of 2003 at a net gain of ₱5.6 million.

26. Business Segment Information

SFAS No. 31, Segment Reporting, requires that a public business enterprise report financial and descriptive information about reportable segments. Generally, financial information is required to be reported on the basis that it is used internally for evaluating segment performance and deciding how to allocate resources among operating segments.

The industry segments where the Group operates are as follows:

- Food, agro-industrial and commodities businesses - manufacturing of snack foods, granulated coffee and pre-mixed coffee, chocolates, candies, biscuits, instant noodles, ice cream and frozen novelties, pasta and tomato-based products and canned beans; raising of hog, chicken and manufacturing and distribution of animal feeds, corn products and vegetable oil and the synthesis of veterinary compound; and sugar milling and refining and flour milling.

- Real estate and hotels - ownership, development, leasing and management of shopping malls and retail developments; ownership and operation of prime hotels in major Philippine cities; development, sale and leasing of office condominium space in office buildings and mixed use developments including high rise residential condominiums; and development of land into residential subdivisions and sale of subdivision lots and residential houses and the provision of customer financing for sales.

- Textiles - manufacturer and exporter of pure cotton and blended yarns as well as pure cotton and blended fabrics including denim and piece-dyed fabrics (twills and canvass) chambray.

- Telecommunications - service provider of voice and data telecommunication services which include international gateway facilities, a local exchange network and traditional business services (fax, telex, leased lines and other value-added network products; value-added network provider using electronics data interchange).

- Petrochemicals - manufacturer of polypropylene, polyethylene and other industrial chemicals.

- International capital and financial services - thrift banking operations; foreign exchange and securities dealing; and offshore financial institutions.

- Air transportation - air transport services, both domestic and international.

- Other supplementary businesses - manufacturer of printed circuit boards; air charter services; power generation; printing services; internet-related services; packaging materials; and insurance brokering and securities investments.

Financial information about the operations of these business segments is summarized as follows:

	Revenues		Expenses		Net Income	
	2002	2001	**2002**	2001	**2002**	2001
			(In Millions)			
Food, agro-industrial and commodities	**₱21,152.1**	₱18,883.2	**₱20,039.7**	₱18,001.2	**₱1,112.4**	₱882.0
Telecommunications	**5,602.9**	6,517.0	**5,588.4**	6,482.3	**14.5**	34.7
International capital and financial services	**5,319.1**	4,592.4	**3,811.6**	3,214.4	**1,507.5**	1,391.7
Petrochemicals	**4,348.9**	3,962.6	**5,056.1**	4,830.8	**(707.2)**	(879.0)
Air transportation	**5,157.9**	3,761.6	**5,154.1**	3,711.7	**3.8**	49.9
Real estate and hotels	**3,853.4**	3,406.7	**3,301.2**	2,703.7	**552.2**	703.0
Textiles	**2,175.3**	2,064.6	**2,259.1**	1,914.1	**(83.8)**	147.6
Other supplementary businesses	**687.6**	997.0	**729.5**	1,017.1	**(41.9)**	(20.1)
	₱48,297.2	₱44,185.1	**₱45,939.7**	₱41,875.3	**₱2,357.5**	₱2,309.8

	Total Assets		Total Liabilities		Net Assets	
	2002	2001	**2002**	2001	**2002**	2001
			(In Millions)			
Food, agro-industrial and commodities	**₱33,883.0**	₱33,309.9	**₱16,446.8**	₱17,959.3	**₱17,436.2**	₱15,350.6
Telecommunications	**41,889.6**	36,269.0	**36,207.4**	30,381.0	**5,682.2**	5,888.0
International capital and financial services	**32,390.3**	34,595.7	**12,336.5**	14,809.0	**20,053.8**	19,786.7
Petrochemicals	**11,534.0**	11,422.8	**11,453.5**	10,635.0	**80.5**	787.8
Air transportation	**2,496.0**	1,940.6	**2,372.8**	1,821.2	**123.2**	119.4
Real estate and hotels	**18,209.3**	18,191.2	**7,850.4**	8,837.0	**10,358.9**	9,354.2
Textiles	**3,637.8**	3,838.2	**1,617.3**	1,734.0	**2,020.5**	2,104.2
Other supplementary businesses	**1,554.8**	1,716.4	**1,627.6**	1,753.4	**(72.8)**	(37.0)
	₱145,594.8	₱141,283.8	**₱89,912.3**	₱87,929.9	**₱55,682.5**	₱53,353.9

27. Subsequent Event

In April 2003, the Parent Company's BOD approved to appropriate ₱8.0 billion from its unrestricted retained earnings for the appropriation for various bonds of wholly owned subsidiaries.

SGV & Co

SyCip Gorres Velayo & Co.
6760 Ayala Avenue
1226 Makati City
Philippines

Phone: (632) 891-0307
Fax: (632) 819-0872
www.sgv.com.ph

BOA/PRC Reg. No. 0001

Report of Independent Auditors
On Supplementary Schedules

The Stockholders and the Board of Directors
JG Summit Holdings, Inc.
43rd Floor, Robinsons-Equitable Tower
ADB Avenue corner Poveda Road, Pasig City

We have audited in accordance with generally accepted auditing standards, the financial statements of JG Summit Holdings, Inc. and Subsidiaries (the Company) included in this Form 17-A and have issued our report thereon dated April 3, 2003. Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedules listed in the Index to Financial Statements and Supplementary Schedules are the responsibility of the Company's management and are presented for purposes of complying with the Securities and Exchange Commission's Rule 68.1 and are not part of the basic financial statements. These schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly state in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

Sycip Gorres Velayo & Co

A. B. CABAL
Partner
CPA Certificate No. 15534
Tax Identification No. 105-342-543
PTR No. 7612544
January 2, 2003
Makati City

April 3, 2003

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES

SCHEDULE C - LONG-TERM INVESTMENTS IN SECURITIES
(NONCURRENT MARKETABLE EQUITY SECURITIES,
OTHER LONG-TERM INVESTMENTS IN STOCK,
INVESTMENTS IN BONDS AND OTHER DEBT SECURITIES)
DECEMBER 31, 2002

Name of Issuing Entity and Description of Investment	BEGINNING BALANCE		ADDITIONS		DEDUCTIONS		ENDING BALANCE	
	Number of Shares of Principal Amount of Bonds and Notes	Amount in Pesos	Equity in net Earnings (Losses) of Investees for the Period	Others	Distribution of Earnings by Investees	Others	Number of Shares of Principal Amount of Bonds and Notes	Amount in Pesos
AT EQUITY								
First Private Power Corporation	3,200,000	408,382,002	141,942,035	-	(115,302,081)	-	3,200,000	435,021,956
Toledo Power Corporation	290,971,106	252,630,257	9,652,365	-	(14,400,000)	(247,882,622)	-	-
Sterling Holdings & Security Corporation	1,278,798	127,841,025	(3,092)	-	-	-	1,278,798	127,837,933
Hunts-Universal Robina Corporation	1,400,000	88,742,281	23,728,649	-	-	-	1,400,000	112,470,930
Cebu Light Industrial Park	600,000	60,419,000	(3,397,600)	-	-		600,000	57,021,400
Toledo Holdings Power Corporation	47,500	(4,604)	(799)	-	-	5,403	-	-
United Industrial Corp. Limited		10,950,938,244	539,811,475	354,609,021	-	-		11,845,358,740
Digitel Crossing		392,865,840	(6,527,872)	-	-	(99,996,000)		286,341,968
Cambridge Multi-chem Electronics Corporation	3,222,124	33,775,925	(876,659)	285,120	-	-	3,222,124	33,184,386
Cambridge Electronics Europe, Ltd.	2,000	131,136	1,076,648	-	(71,447)	-	2,000	1,136,337
Joyco-Universal Robina Corporation	10,000,000	94,834,471	(17,139,239)	-	-	-	10,000,000	77,695,232
Bayantrade.com, Inc.	9,737,500	69,354,123	(39,776,690)	-	-	-	9,737,500	29,577,433
Jobstreet.com Philippines, Inc.	5,645,598	3,860,598	1,235,689	-	-	-	5,645,598	5,096,287
Latitude Web Philippines, Inc.	4,799,998	4,799,998	-	-	-	-	4,799,998	4,799,998
		12,488,570,297	649,724,910	354,894,141	(129,773,528)	(347,873,219)		13,015,542,601
AT COST		1,990,633,091		32,519,745		-		2,023,152,836
Advances		2,897,931,356		-		(993,355,870)		1,904,575,486
		4,888,564,447	-	32,519,745	-	(993,355,870)		3,927,728,322
Total		17,377,134,744	649,724,910	387,413,886	(129,773,528)	(347,873,219)		16,943,270,923

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES

SCHEDULE E: PROPERTY, PLANT & EQUIPMENT
DECEMBER 31, 2002

	Beginning Balance	Additions	Disposals/Others	Ending Balance
Land and improvements	P 2,838,065,646	P 143,259,421	P (590,708,076)	P 2,390,616,991
Building and improvements	10,143,105,580	211,372,540	(248,906,708)	10,105,571,412
Outside plant faciliteis	11,770,161,400	26,427,849	-	11,796,589,249
Machinery and equipment	26,585,040,234	2,152,789,192	836,669,811	29,574,499,237
Central office equipment	9,859,385,322	30,266,672	-	9,889,651,994
Transportation, furnishing and other equipment	5,994,147,741	763,727,159	(912,521,651)	5,845,353,249
Flight equipment and others	3,176,339,653	369,820,893	716,356,471	4,262,517,017
Investment in cable system	-	852,535,000	99,996,000	952,531,000
Leased facilties	2,602,179,974	-	1,817,740,866	4,419,920,840
Construction in progress & equipment in transit	6,165,810,538	4,489,231,490	(492,665,910)	10,162,376,118
	P 79,134,236,088	P 9,039,430,216	P 1,225,960,803	P 89,399,627,107

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES

SCHEDULE C - LONG-TERM INVESTMENTS IN SECURITIES
(NONCURRENT MARKETABLE EQUITY SECURITIES,
OTHER LONG-TERM INVESTMENTS IN STOCK,
INVESTMENTS IN BONDS AND OTHER DEBT SECURITIES)
DECEMBER 31, 2002

Name of Issuing Entity and Description of Investment	BEGINNING BALANCE		ADDITIONS		DEDUCTIONS		ENDING BALANCE	
	Number of Shares of Principal Amount of Bonds and Notes	Amount in Pesos	Equity in net Earnings (Losses) of Investees for the Period	Others	Distribution of Earnings by Investees	Others	Number of Shares of Principal Amount of Bonds and Notes	Amount in Pesos
AT EQUITY								
First Private Power Corporation	3,200,000	408,382,002	141,942,035	-	(115,302,081)	-	3,200,000	435,021,956
Toledo Power Corporation	290,971,106	252,630,257	9,652,365	-	(14,400,000)	(247,882,622)	-	-
Sterling Holdings & Security Corporation	1,278,798	127,841,025	(3,092)	-	-	-	1,278,798	127,837,933
Hunts-Universal Robina Corporation	1,400,000	88,742,281	23,728,649	-	-	-	1,400,000	112,470,930
Cebu Light Industrial Park	600,000	60,419,000	(3,397,600)	-	-		600,000	57,021,400
Toledo Holdings Power Corporation	47,500	(4,604)	(799)	-	-	5,403	-	-
United Industrial Corp. Limited		10,950,938,244	539,811,475	354,609,021	-	-		11,845,358,740
Digitel Crossing		392,865,840	(6,527,872)	-	-	(99,996,000)		286,341,968
Cambridge Multi-chem Electronics Corporation	3,222,124	33,775,925	(876,659)	285,120	-	-	3,222,124	33,184,386
Cambridge Electronics Europe, Ltd.	2,000	131,136	1,076,648	-	(71,447)	-	2,000	1,136,337
Joyco-Universal Robina Corporation	10,000,000	94,834,471	(17,139,239)	-	-	-	10,000,000	77,695,232
Bayantrade.com, Inc.	9,737,500	69,354,123	(39,776,690)	-	-	-	9,737,500	29,577,433
Jobstreet.com Philippines, Inc.	5,645,598	3,860,598	1,235,689	-	-	-	5,645,598	5,096,287
Latitude Web Philippines, Inc.	4,799,998	4,799,998	-	-	-	-	4,799,998	4,799,998
		12,488,570,297	649,724,910	354,894,141	(129,773,528)	(347,873,219)		13,015,542,601
AT COST		1,990,633,091		32,519,745		-		2,023,152,836
Advances		2,897,931,356		-		(993,355,870)		1,904,575,486
		4,888,564,447	-	32,519,745	-	(993,355,870)		3,927,728,322
Total		17,377,134,744	649,724,910	387,413,886	(129,773,528)	(347,873,219)		16,943,270,923

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES

SCHEDULE E: PROPERTY, PLANT & EQUIPMENT
DECEMBER 31, 2002

	Beginning Balance	Additions	Disposals/Others	Ending Balance
Land and improvements	P 2,838,065,646	P 143,259,421	P (590,708,076)	P 2,390,616,991
Building and improvements	10,143,105,580	211,372,540	(248,906,708)	10,105,571,412
Outside plant faciliteis	11,770,161,400	26,427,849	-	11,796,589,249
Machinery and equipment	26,585,040,234	2,152,789,192	836,669,811	29,574,499,237
Central office equipment	9,859,385,322	30,266,672	-	9,889,651,994
Transportation, furnishing and other equipment	5,994,147,741	763,727,159	(912,521,651)	5,845,353,249
Flight equipment and others	3,176,339,653	369,820,893	716,356,471	4,262,517,017
Investment in cable system	-	852,535,000	99,996,000	952,531,000
Leased facilties	2,602,179,974	-	1,817,740,866	4,419,920,840
Construction in progress & equipment in transit	6,165,810,538	4,489,231,490	(492,665,910)	10,162,376,118
	P 79,134,236,088	P 9,039,430,216	P 1,225,960,803	P 89,399,627,107

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES

SCHEDULE F: ACCUMULATED DEPRECIATION
DECEMBER 31, 2002

	Beginning Balance	Additions	Disposals/Others	Ending Balance
Land and improvements	P 221,443,761	P 27,778,217	P (18,735,830)	P 230,486,148
Building and improvements	2,633,900,401	448,150,844	(581,386,181)	2,500,665,064
Outside plant faciliteis	2,144,852,254	770,628,553	902,766,034	3,818,246,841
Machinery and equipment	10,608,851,652	2,193,808,358	(849,132,134)	11,953,527,876
Central office equipment	2,017,581,831	702,659,831	20,934,545	2,741,176,207
Transportation, furnishing and other equipment	2,783,404,189	454,390,911	(28,275,640)	3,209,519,460
Flight equipment and others	811,094,130	481,149,323	727,153,800	2,019,397,253
Leased facilties	861,721,341	315,645,326	956,019,526	2,133,386,193
	P 22,082,849,559	P 5,394,211,363	P 1,129,344,120	P 28,606,405,042

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES

SCHEDULE H: LONG-TERM DEBT
DECEMBER 31, 2002

Name of Issuer and Type of Obligation		Amount Authorized by Indenture	Amount Shown as Current	Amount Shown as Long-term	Remarks
Commercial Paper	P	5,000,000,000	1,500,000,000	-	
Convertible Bonds	$	300,000,000	5,482,446,046	-	
Global Medium Term Notes Due 2004	$	400,000,000		4,142,362,390	
Guaranteed Notes Due 2006	$	100,000,000		2,789,627,070	
Guaranteed Floating Rate Notes	$	52,300,000		2,785,184,200	
Term Loan Facility	$	50,000,000		2,662,700,000	
Guaranteed Notes Due 2006	$	100,000,000		5,325,400,000	
NEC Corporation	P	10,939,673,865	3,487,385,981	7,452,287,884	
Ericsson AB LM Finans	P	2,201,480,468	592,944,423	1,608,536,044	
HPPC	P	9,910,311	9,910,310	-	
Sumitomo Corporation	P	1,041,517	1,041,517	-	
Project Cost Control Management	P	42,155,737		42,155,737	
IDMP	P	64,199,509		64,199,509	**SEE NOTE BELOW**
CI Trade Finance Co.	P	786,348,564	74,768,616	711,579,947	
Citibank NA	P	1,122,086,522	561,403,668	560,682,854	
Ericsson LC	P	295,855,583	295,855,583		
Bayerische Hypo-und VereinsBank	P	127,144,591	105,705,536	21,439,055	
Capital Lease Obligation	P	2,483,408,261	251,364,413	2,232,043,848	
Minimum Capacity Agreement	P	798,810,000		798,810,000	
Bayerische Vereinsbank AG	DM	9,556,122	155,407,644	498,105,172	
Philippine Sugar Corporation		-	4,149,973	72,308,006	
Metrobank and Trust Co.		-		1,000,000,000	
Bayerische Vereinsbank AG			220,153,731	475,440,232	
			12,742,537,441	33,242,861,948	

Note: The terms, interest rate, collaterals and other relevant information are shown in the Notes to Consolidated Financial Statements

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES

SCHEDULE K: CAPITAL STOCK
DECEMBER 31, 2002

Title of Issue	Number of Shares Authorized	Number of Shares Issued and Outstanding	Number of Shares Reserved for Option Warrants, Conversion and Other Rights	Number of Shares Held by		
				Affiliates	Directors, Officers and Employees	Others
Common Stock at P1 par value	14,850,800,000	6,797,191,657	-	293,127,945	2,651,726,191	3,852,337,521